As filed with the Securities and Exchange Commission on November 9, 2000
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SERANOVA, INC.

(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of incorporation or organization)	7379 (Primary Standard Industrial Classification Code Number)	22-3677719 (I.R.S. Employer Identification Number)

499 Thornall Street,

Edison, New Jersey 08837
732-590-1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rajkumar Koneru

Chairman, President and Chief Executive Officer
SeraNova, Inc.
499 Thornall Street
Edison, New Jersey 08837
732-590-1600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Stephen V. Burger Carter, Ledyard & Milburn 2 Wall Street New York, New York 10005 (212)732-3200	Eric L. Cohen Robinson Silverman Pearce Aronsohn & Berman LLP 1290 Avenue of the Americas New York, New York 10104 (212) 541-2000

         Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective, as determined by market conditions and other factors.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum	Amount of
Title of each class	Amount to be	offering price	aggregate offering	registration
of securities to be registered	registered	per unit	price(1)	fee(2)

Common Stock, par value $0.01 per share	3,981,470 shs.(1)	$3.9219(2)	$15,614,927(2)	$4,122.35

(1)	Includes 2,840,000 shares of common stock issuable upon conversion of the Registrant’s 6% Series A Convertible Preferred Stock, and 310,000 shares of common stock issuable upon exercise of warrants. Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement shall be deemed to cover additional shares of common stock which may be offered or issued pursuant to terms which provide for a change in the amount of shares to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of computing the registration fee. Calculated pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low prices ($4.00 and $3.8438) of a share of common stock as quoted on the Nasdaq Stock Market on November 3, 2000.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

________________________________________________________________________________

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November 9, 2000

SERANOVA, INC.

3,981,470 Shares of Common Stock,

Par Value $0.01 per Share

        This prospectus relates to offers and sales from time to time, by the selling shareholders named in this prospectus, of up to 3,981,470 shares of the common stock of SeraNova, Inc. These shares consist of 831,470 shares currently outstanding, up to 2,840,000 shares issuable upon conversion of preferred shares of SeraNova, and 310,000 shares issuable upon the exercise of common stock purchase warrants. SeraNova will receive no part of the proceeds from the sale of these shares of common stock by the selling shareholders.

      The SeraNova common stock is listed on the Nasdaq National Stock Market (symbol: SERA). On November 7, 2000, the closing price of a share of the common stock as quoted on the Nasdaq Stock Market was $4.00.

      The selling shareholders have informed SeraNova that they may sell the shares from time to time in ordinary brokers’ transactions at then current market prices or in other transactions at negotiated prices. The selling shareholders may effect these transactions through or with brokers or dealers who may receive compensation in the form of commissions or discounts.

      The principal executive offices of SeraNova are located at 499 Thornall Street, Edison, New Jersey 08837, tel. (732) 590-1600.

       Investing in the common stock involves risks that we describe in the “Risk Factors” section beginning on page 8 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2000.

FORWARD-LOOKING STATEMENTS

      This prospectus contains certain “forward-looking statements” concerning our operations, performance and financial condition, including our future economic performance, cash flows, plans, and objectives and the likelihood of success in developing and expanding our business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond our control. The words “may,” “would,” “could,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “estimate” and similar expressions are meant to identify such forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth in the section entitled “Risk Factors.” These forward-looking statements reflect our views only as of the date of this prospectus. We undertake no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements which we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

      This summary highlights selected information from this prospectus but does not contain all the information about SeraNova that may be important to a prospective investor. To better understand our business and financial position, you should carefully review this entire prospectus.

Our Business

      SeraNova provides Internet professional services to businesses. Our services enable our clients to combine the scope and efficiencies of the Internet with their existing business processes. We design and implement Internet-based software applications that help companies manage procurement, sell products and services, provide customer service, conduct supplier transactions and communicate with their employees over the Internet. Our services include strategy consulting, creative design, technology implementation and maintenance of Internet-based software applications. In all of our client engagements, we apply SeraNova’s Time-to-Market Approach, our proprietary methodology, to deliver these services. We focus on five industry markets — financial services, telecommunications, automotive, technology and healthcare. During the last three years, we have provided Internet professional services to over 80 clients. Our clients include Global 5000 companies and emerging Internet-based companies that conduct their business exclusively over the Internet.

      Increasingly, many companies are using the Internet as the primary platform for communications and business transactions. In order to conduct complex business-to-business transactions over the Internet, companies must build sophisticated Internet-based software applications that are consistent with their market positioning and business goals. In order to build these applications, companies must have expertise in business strategy, creative design and technology implementation. Many companies are seeking outside specialists with comprehensive and integrated offerings to provide these services.

      SeraNova provides an integrated set of services that enable rapid deployment of Internet-based software applications. Typically, we begin our client engagement with strategy consulting. Our team of industry experts and business process specialists help formulate a comprehensive Internet strategy for our clients. Next, our technology experts and implementation project managers identify project requirements and create a software application deployment plan. We then select and deploy a technology team from our more than 800 professionals located across our seven global delivery centers to develop and implement these applications. Once these applications are deployed, SeraNova provides software application management services, that include website and related database updates and software functionality enhancements. This improves our clients’ ability to dynamically adjust their business processes and effectively address changing market opportunities. We believe our proprietary methodology and our knowledge management processes, allow us to reduce the time to deliver our services.

      We seek to continue to strengthen our relationships with key clients and further penetrate our target industry markets. We currently are executing a focused marketing strategy that is aimed at building the SeraNova brand. We intend to continue to attract and retain outstanding professionals critical to our professional services business. SeraNova places great emphasis on proactive recruiting, career development and employee retention.

Corporate Information

      SeraNova was incorporated in New Jersey under the name Infinient, Inc. on September 9, 1999 as a wholly-owned subsidiary of Intelligroup, Inc. Effective January 1, 2000, Intelligroup contributed the assets and liabilities of its Internet solutions group — including SeraNova India which commenced operations in October 1999, the capital stock of Network Publishing, Inc. and the capital stock of the Azimuth Companies — to SeraNova. This contribution was accounted for using the carryover basis of accounting. Intelligroup had acquired the Azimuth Companies in a transaction accounted for as a pooling of interests and had acquired Network Publishing, Inc. through a purchase acquisition. SeraNova began operations in India in October 1999 and the United Kingdom in November 1999.

      On July 5, 2000, Intelligroup distributed to its shareholders all 16,629,413 shares of the SeraNova common stock it held. For each share of Intelligroup common stock held by an Intelligroup shareholder, one share of SeraNova common stock was issued. SeraNova split the number of its outstanding shares on the record date of such dividends so that the number of SeraNova’s outstanding shares equaled the number of outstanding shares of Intelligroup.

      Since the spin-off, SeraNova and Intelligroup have operated independently of each other as separate public companies. Prior to the spin-off, we entered into the following agreements with Intelligroup: Contribution Agreement; Services Agreement; Space Sharing Agreement; Tax Sharing Agreement and Distribution Agreement. Such agreements govern our on-going relationship with Intelligroup. See “The Spin-Off and Our Relationship with Intelligroup — Contractual Arrangements.”

      Our principal executive offices are located at 499 Thornall Street, Edison, New Jersey 08837. Our telephone number at that address is (732) 590-1600. Our website is located at http://www.SeraNova.com. The information contained at our website is not incorporated into and does not constitute a part of this prospectus.

      All references to “we,” “us,” “our” or “SeraNova” in this prospectus means SeraNova, Inc. and SeraNova’s business after the contribution of assets and liabilities of Intelligroup, Inc.’s Internet services business to us by Intelligroup and certain of its subsidiaries pursuant to the contribution agreement between Intelligroup, Inc. and SeraNova dated as of January 1, 2000.

The Proposed Merger

      On October 27, 2000, SeraNova and Silverline Technologies Limited announced that they had entered into an agreement and plan of merger, under which Silverline would acquire SeraNova in exchange for American depositary shares of Silverline then valued at approximately $99 million, and the assumption by Silverline of SeraNova indebtedness currently in the amount of approximately $12 million. The acquisition would occur by means of a merger of a wholly-owned subsidiary of Silverline into SeraNova in which each share of SeraNova common stock would be converted into 0.35 of a Silverline American depositary share. On October 26, 2000, the day before the agreement and plan of merger was signed, the closing price of a Silverline American depositary share for New York Stock Exchange composite transactions was $15.875. The merger is subject to regulatory approvals and approval by the shareholders of SeraNova and Silverline. Subject to such approvals, we expect that the merger will be complete sometime in the first quarter of 2001.

      The agreement and plan of merger provides that SeraNova will pay Silverline a termination fee of $4 million in certain circumstances if the agreement and plan of merger is terminated and within twelve months thereafter another person acquires at least 50% of the assets of SeraNova and its subsidiaries or at least 50% of the combined voting power of the shares of SeraNova common stock, or a merger, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction occurs involving SeraNova or any of its subsidiaries, in which the acquiring person or its stockholders will own at least 40% of the combined voting power of the parent entity resulting from any such transaction.

      For more information concerning Silverline and the proposed merger, see “The Proposed Merger.”

The Offering

Use of proceeds	SeraNova will not receive any of the proceeds from the sale of shares in this offering by the selling shareholders.

Nasdaq symbol	SERA

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the common stock.

Transfer Agent and Registrar for our common stock	American Stock Transfer & Trust Company

Restriction on further acquisitions of common stock	Two of the selling shareholders — Strong River Investments, Inc. and Montrose Investments Ltd. — each may not convert SeraNova preferred stock into SeraNova common stock or exercise common stock purchase warrants to the extent that they would thereafter beneficially own more than 4.999% and/or 9.999% of the outstanding shares of SeraNova common stock. This restriction may be waived by either of the selling shareholders as to itself upon not less than 61 days’ notice to SeraNova. See “Selling Shareholders.”

Summary Combined Financial Data

      The historical summary combined financial data set forth below for each of the fiscal years in the two-year period ended December 31, 1999, is derived from our audited combined financial statements included elsewhere in this prospectus. The historical summary combined financial data for the fiscal year ended March 31, 1998 is derived from our audited combined financial statements not included in this prospectus. The historical summary combined financial data for the six months ended June 30, 2000 and 1999 are unaudited but, in our opinion have been prepared on a basis consistent with that of each of the fiscal years in the three-year period ended December 31, 1999 (except for normal year-end adjustments). Historical financial information may not be indicative of our future performance as an independent company. The information set forth below should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and Notes. See “Index to Financial Statements.” We have for all periods presented data about historical earnings per share. This is calculated for all periods by dividing net income (loss) by the outstanding shares of common stock of Intelligroup as of May 12, 2000, the spin-off record date plus the weighted average number of shares sold to investors on March 14, 2000 (see Note 13 to SeraNova’s Combined Financial Statements).

				Nine-Month
	Six Months Ended		Year Ended	Period Ended	Year Ended
	June 30,		December 31,	December 31,	March 31,

	2000	1999	1999(1)	1998(2)	1998

	(in thousands, except per share data)

Statement of Operations Data:

Revenues	$36,019	$16,602	$39,795	$12,438	$8,995

Cost of sales	18,435	9,515	22,475	7,315	4,797

Selling, general and administrative expenses	23,095	6,100	17,605	5,106	3,812

Depreciation and amortization	1,131	279	1,131	102	133

Operating income (loss)	(6,642)	708	(1,416)	(85)	253

Net income (loss)	(4,891)	432	(1,261)	(552)	(253)

Net income (loss) per common share — basic and diluted(3)	$(0.29)	$0.03	$(0.08)	$(0.03)	$(0.02)

Shares used in per share calculation of net income (loss) — basic and diluted(3)	17,123	16,629	16,629	16,629	16,629

Balance Sheet Data (at period end):

Cash and cash equivalents	$920	$99	$611	$677	$368

Working capital (deficit)	13,145	1,120	(776)	(424)	145

Total assets	36,874	12,936	18,880	5,775	3,216

Total liabilities	26,170	7,106	13,910	5,383	2,975

Shareholders’ equity	10,704	5,830	4,970	392	241

Other Data:

Capital expenditures	$5,270	$392	$2,175	$603	$7

(1)	On January 8, 1999, Intelligroup, Inc. acquired the common stock of Network Publishing, Inc. in a purchase business combination. The results of operations of Network Publishing, Inc. have been included above since the date of acquisition. Pro forma results for the period January 1, 1999 to January 7, 1999 are not material to SeraNova’s Combined Financial Statements for the year ended December 31, 1999.

(2)	Effective April 1, 1998, we changed our fiscal year from March 31 to December 31.

(3)	See Note 2 to SeraNova’s Combined Financial Statements.

Summary of Unaudited Pro Forma Combined Financial Data

      We entered into certain agreements with Intelligroup that became effective January 1, 2000. Under these agreements, Intelligroup is continuing to provide us with certain general and administrative functions on a fee basis. See “Relationship with Intelligroup” for a summary of these agreements. We believe that, temporarily, these agreements are the most cost efficient and least disruptive way to maintain the administrative support services we require.

      The pro forma statement of operations for the year ended December 31, 1999 adjusts the results of operations as if the agreements with Intelligroup had been effective during 1999. The pro forma amounts are presented for informational purposes only. The pro forma financial data is not necessarily indicative of our results of operations.

SERANOVA, INC. AND AFFILIATES

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 1999
(in thousands, except per share data)

	Historical
	SeraNova, Inc.	Pro Forma Adjustments				Pro Forma

Revenues	$39,795					$39,795

Cost of Sales	22,475					22,475

Gross Profit	17,320					17,320

Selling, general and administrative expenses	17,605	$(803	)(1)	$1,162	(2)	17,964 (3)

Depreciation and amortization	1,131					1,131

Total operating expenses	18,736	(803)		1,162		19,095

Operating loss	(1,416)	803		(1,162)		(1,775)

Other income (expense), net	(80)			(288	)(4)	(368)

Loss before income taxes	(1,496)	803		(1,450)		(2,143)

Benefit for income taxes	(235)					(235)

Net loss	$(1,261)	$803		$(1,450)		$(1,908)

Unaudited pro forma net loss per common share — basic and diluted	$(0.08)					$(0.11)

Shares used in per share calculation of unaudited pro forma net loss — basic and diluted(5)	16,785					16,785

(1)	Represents the elimination of historical costs covered by the services and space sharing agreements.

(2)	Represents the estimated annual costs that would have been incurred under the services and space sharing agreements (See Note 4 to the Combined Financial Statements).

(3)	The difference between the historical costs covered by the services and space sharing arrangements and the costs to be incurred under the services and space sharing agreements is due to our growth throughout 1999 which resulted in our utilizing an increasing volume of office space and incurring higher costs as the year progressed.

(4)	Represents the estimated annual interest expense to be incurred if the bank credit facility was in place for the year 1999.

(5)	Represents the outstanding shares of Intelligroup as of May 12, 2000, the spin-off date of record, plus the weighted average number of shares sold to certain of the selling shareholders on March 14, 2000.

RISK FACTORS

      You should carefully consider each of the following risks and all of the other information in this prospectus. Some of the following risks relate principally to the spin-off from Intelligroup while other risks relate principally to the proposed merger with Silverline or to our business in general and the industry in which we operate. Finally, other risks relate principally to the securities markets and ownership of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our common stock could decline.

      This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” and similar expressions to identify such forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding, among other things, the growth in the market for Internet professional services. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks faced by us described below and elsewhere in this prospectus.

RISKS RELATING TO THE SPIN-OFF

If the Spin-off Was Not a Legal Dividend, It Could Be Held Invalid by a Court.

      The dividend which effected the spin-off was subject to New Jersey corporate law. We cannot assure you that a court will not determine that the spin-off was invalid under New Jersey law and reverse the spin-off. The resulting complications, costs and expenses could have a material adverse effect on our business, financial condition and results of operations.

Creditors of Intelligroup at the Time of the Spin-off May Challenge the Spin-off.

      If a court in a lawsuit by an unpaid creditor or representative of creditors of Intelligroup, such as a trustee in bankruptcy, were to find that among other reasons, at the time of the spin-off, Intelligroup or SeraNova:

•	was insolvent;

•	was rendered insolvent by reason of the spin-off;

•	was engaged in a business or transaction for which Intelligroup’s or SeraNova’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured,

the court may be asked to void the spin-off (in whole or in part) as a fraudulent conveyance. The court could then require that the shareholders return some or all of the shares of SeraNova common stock, or require Intelligroup or SeraNova, as the case may be, to fund certain liabilities of the other company for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, each of Intelligroup and SeraNova, as the case may be, would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures. Intelligroup and SeraNova believe that each company has been solvent since the spin-off.

RISKS RELATING TO SILVERLINE MERGER

SeraNova common shareholders cannot be sure what the market value of their Silverline American depositary shares will be after the merger has been completed.

      On October 26, 2000, the day before the agreement and plan of merger was signed, the closing price of a Silverline American depositary share for New York Stock Exchange composite transactions was $15.875, so that the consideration offered in the merger agreement per share of SeraNova common stock had a value on that date of $15.875 × 0.35, or $5.5563. However, if the market value of Silverline American depositary shares on the effective date of the merger is less than $15.875, holders of SeraNova common stock will receive Silverline ADSs in the merger with an initial value less than $5.5563 per share of SeraNova common stock.

      The merger agreement makes no provision for adjusting the exchange ratio to reflect changes in the relative market values of the SeraNova common stock and the Silverline ADSs prior to the effective time of the merger. The market prices of Silverline ADSs and SeraNova common stock, and the value of Silverline ADSs relative to SeraNova common stock, may be substantially different on the date the merger agreement was signed, the date of this prospectus, the date of the meetings of the SeraNova and Silverline shareholders to approve the merger, and the effective date of the merger. For example, since June 20, 2000, when the Silverline ADSs commenced trading on the New York Stock Exchange, the price of a Silverline ADS ranged from a low of $11.625 to a high of $30.75, and since July 6, 2000, when the SeraNova common stock commenced trading on the Nasdaq system, the closing price of a share of SeraNova common stock ranged from a low of $1.7812 to a high of $12.25. See “Price Range of SeraNova Common Stock.” These market prices may vary depending upon changes in the business, operations or prospectus of SeraNova and Silverline, market assessments of the likelihood that the merger will be consummated and the timing thereof, general market and economic conditions, and other factors both within and beyond the control of SeraNova and Silverline.

Silverline may not realize fully the cost savings and other benefits it expects to realize as a result of the merger. This may adversely affect Silverline’s earnings and financial condition.

      To achieve the benefits which Silverline expects from the merger, it will need to integrate the operations of SeraNova into Silverline’s operations quickly and efficiently. The integration of SeraNova into Silverline will be complex and time consuming, and will require substantial attention from Silverline management. The diversion of management attention from other matters, and any difficulties encountered in the integration process, could have a material adverse effect upon the sales, level of expenses, operating results and financial condition of Silverline.

After the merger, customers of Silverline may seek alternative information technology services.

      After the merger, some customers of either Silverline or SeraNova could transfer their business. We cannot predict whether this will occur or to what extent.

As a result of the Silverline merger, SeraNova may become liable to Intelligroup for taxes connected with the spin-off.

      The spin-off has been treated as tax-free under the Internal Revenue Code. However, Section 355(e) of the Code provides that if one of the companies involved in the spin-off is acquired or sold within a two-year period after the spin-off, the spin-off may become taxable to Intelligroup. SeraNova has agreed to indemnify Intelligroup for any tax liabilities which Intelligroup may incur if the completion of the Silverline merger were to result in the spin-off being deemed a taxable transaction.

RISK FACTORS RELATING TO OUR BUSINESS AND OUR SECURITIES

Our Limited Operating History as a Separate Company Makes it Difficult to Evaluate Our Business.

      SeraNova was operated as a separate business division within Intelligroup since September 1999. We were not operated as a separate company until January 1, 2000 and, therefore, we have a limited operating history as a stand-alone company. Accordingly, we have a limited history of addressing material risks in our business. These risks are magnified by the fact that we are operating in the new and expanding Internet professional services markets. These risks include our potential inability to:

•	attract, retain and motivate qualified personnel;

•	expand our sales and support staff;

•	obtain financing for our expanding business which may be hindered by our lack of an operating history as a separate corporate entity;

•	develop our own internal operating and financial reporting procedures;

•	increase the scale of our operations;

•	maintain sufficiently high employee utilization;

•	respond effectively to competitive pressures;

•	continue to develop and upgrade our services and solutions;

•	replace the transitional services necessary for the conduct of our business that Intelligroup has agreed to provide to us for a limited period after the completion of the spin-off; and

•	satisfy legal and regulatory requirements.

      In addition, we believe that our historical financial statements for all periods do not reflect potential changes that may occur in our funding and our operations as a result of our becoming a stand-alone company, as discussed in the following risk factors.

We Anticipate Future Losses.

      We expect to incur significant sales and marketing, infrastructure development and general and administrative expenses. As a result, we anticipate losses through at least the third quarter of 2000. In order to achieve profitability, we will need to control costs associated with building our own infrastructure as well as increase our revenues. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We cannot assure you that we will be able to contain costs, grow revenue or increase profitability.

We Derive a Substantial Portion of Our Revenue from a Small Number of Clients. Any Significant Loss of or Delay in Services Provided to Those Clients Could Significantly and Adversely Impact Our Financial Performance.

      We have historically derived, and for the foreseeable future expect to derive, a significant portion of our revenue from a relatively small number of clients. For the year ended December 31, 1999, six clients, including American Express (our largest customer, which accounted for approximately 28% of total revenues), accounted for approximately 50% of total revenues. During the six months ended June 30, 2000, American Express and Volkswagen of America accounted for approximately 39% and 13% of total revenues, respectively. If any of these clients stop or delay engaging us for services, our financial performance would be negatively impacted. Additionally, American Express has not yet consented to the assignment of their contracts with Intelligroup to us.

We Will Not Be Able to Rely on Intelligroup to Fund Future Capital Requirements.

      Prior to January 1, 2000, the assets, liabilities, operations and personnel associated with our business were operated within Intelligroup and certain of its subsidiaries. As such, all of our capital requirements in excess of internally generated funds were provided by Intelligroup’s equity offerings or credit facilities. Consequently, we did not independently maintain or manage any cash and were not responsible for obtaining external sources of financing. Pursuant to the terms of Intelligroup’s current credit facility, Intelligroup is not permitted to provide funds to finance our working capital or other cash requirements. While our agreements with Intelligroup permit, and Intelligroup has in the past provided, intercompany loans, Intelligroup is no longer able to fund our operations. We believe our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results and financing activities. We cannot guarantee that financing, if needed, will be available on favorable terms, if at all. In addition, future financing could subject us to restrictive covenants that may limit our ability to take certain actions. We may not be able to obtain financing with interest rates as favorable as those historically obtained by Intelligroup. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We Anticipate That We Will Need to Consummate Additional Debt or Equity Financings to Repay Our Obligations To Intelligroup.

      On May 31, 2000, we entered into a promissory note with Intelligroup for $15.1 million. Under the terms of the note, we paid Intelligroup $3.0 million prior to September 30, 2000, and, under the terms of the note as amended effective September 29, 2000, SeraNova paid Intelligroup an additional $500,000 on November 8, 2000, and will pay additional installments of $500,000 on or before each of the last days of January, February, March, April and May 2001. The balance of principal and interest on the note is due on July 31, 2001. If the Silverline merger is not completed, we anticipate that our cash flow from operations would not be sufficient to satisfy our obligations to Intelligroup and, therefore, we would need to pursue alternative sources of capital, including debt or equity financings, to meet these obligations. On July 14, 2000, SeraNova executed an agreement with Fleet Credit Corporation for a three-year asset-based revolving credit facility that will provide SeraNova with up to $15 million in financing. However, if at any time adequate funds are not available and we are unable to repay Intelligroup in a timely manner, Intelligroup will be entitled to pursue all remedies under the note, including legal proceedings. In the event we issue and sell shares of capital stock, such issuances may dilute our existing shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Potential Conflicts with Intelligroup May Not Be Resolved in Our Favor.

      Conflicts may develop between Intelligroup and us regarding the terms of our agreements with Intelligroup. Such disputes may not be resolved in our favor. It is our policy and the policy of Intelligroup that transactions between Intelligroup and SeraNova will generally be on terms and conditions comparable to those between unaffiliated third parties. However, because our agreements with Intelligroup were for the most part negotiated in the context of a parent-subsidiary relationship, we cannot assure you that these agreements, or the transactions with Intelligroup contemplated by such agreements, are on terms as favorable to us as could have been obtained from unaffiliated third parties. If such conflicts are not resolved in our favor, our business, financial condition and results of operations could be adversely affected. See “The Spin-off and Our Relationship with Intelligroup.”

Variability of Quarterly Operating Results May Adversely Affect Our Stock Price.

      The market price of our common stock may be adversely affected because our revenue, gross profit, operating income and net income or net loss may vary substantially from quarter to quarter. Many factors may contribute to fluctuations in our operating results. These factors include the following:

      Factors within our control:

      •  changes in our pricing policies;

      •  introduction of our new services offerings;

      •  possibility of over-runs on fixed-price contracts;

      •  the timing and number of personnel we hire;

      •  the timing and acquisition of new businesses by us; and

      •  the efficiency with which we utilize our employees.

      Factors not exclusively within our control:

      •  changes in our competitors’ pricing policies;

      •  variations in billing margins and personnel utilization rates;

      •  introduction of new services by our competitors;

      •  acceptance of our new services offerings;

      •  the market for qualified technical personnel;

      •  seasonal impact on customer spending;

      •  cancellation or delay of contracts by our customers or potential customers;

      •  length of our sales cycle;

      •  short-term nature of our customers’ contractual commitments;

      •  the number, size, scope and timing of our projects; and

      •  the demand for Internet professional services.

We May Not Be Able to Expand Our Own Sales and Support Organization.

      We need to substantially expand our direct and indirect sales activities and we may not be able to successfully do so. Our services require a sophisticated and technical sales effort targeted at professionals at different levels within our prospective customers’ organizations. Without an expanded sales effort, we may not be able to:

•	build market awareness and establish name recognition for SeraNova;

•	compete effectively with larger Internet services organizations; or

•	establish alternative sales channels.

      We cannot be certain that we will be able to successfully expand our sales and marketing efforts or that we will be able to successfully promote our existing or future services offerings. See “Business — Business Strategy” and “— Sales and Marketing.”

Our Historical Financial Information May Have Limited Relevance to Our Results of Operations as a Separate Company.

      Prior to the transfer of Intelligroup’s Internet services business to us on January 1, 2000, Intelligroup did not account for our business as, and prior to September 1999, we were not operated as, a separate unit or division. In presenting our historical financial statements for all periods, we specifically identified all revenue, cost of sales, other income (expense) and certain selling, general and administrative expenses incurred by Intelligroup on our behalf. Other selling, general and administrative expenses were allocated using methodologies which took into consideration the ratio of our revenue to the consolidated revenue of Intelligroup, head count, occupancy and other factors. However, we cannot assure you that our historical financial information prior to December 31, 1999 necessarily reflects what the results of operations, financial position and cash flows would have been had we been a separate company, or is indicative of our future results of operations, financial positions and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We May Not Be Able to Hire and Retain Quality Technical and Managerial Personnel Due to a Competitive Market.

      We may not be able to hire and retain the number of quality technical personnel necessary to meet our requirements. Our future success depends to a significant extent on our ability to attract, train and retain quality professionals who are highly skilled in the Internet and its rapidly changing technology. We believe that there is a worldwide shortage of, and significant competition for, professionals with the advanced technical and managerial skills necessary to perform the services we offer. Our business, financial condition, results of operations and growth prospects could decline significantly if we are unable to hire and retain qualified technical personnel that are necessary to conduct and expand our operations successfully. While substantially all of our technical personnel have entered into agreements which contain non-disclosure, non-solicitation and non-competition provisions, we cannot guarantee that such agreements are enforceable or ensure continued service by such individuals. See “Business — Business Strategy” and “— People and Culture.”

If We Experience Lower Billing and Utilization Rates Our Results of Operations Will Be Adversely Affected.

      Our personnel costs are relatively fixed for any given period. Our personnel expense levels are based in part on expectations of future revenue. As a result, our operating results have been, and in the future will continue to be, impacted by changes in technical personnel billing and utilization rates. We may be required to increase the compensation of our employees due to the competitive market for technical personnel, which would likely result in lower billing margins. During periods of rapid and concentrated hiring, technical personnel utilization rates have been, and are expected to continue to be, adversely affected and we are likely to incur greater technical training costs. Due to these and other factors, if we are successful in expanding our services offerings and revenue, periods of variability in utilization are likely to occur. We believe, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Quarterly Results of Operations.”

There Is Intense Competition in the Internet Services Market.

      The Internet services market is relatively new, intensely competitive and rapidly changing. We expect competition to continue and intensify which may adversely affect our ability to maintain or increase our market share. To be competitive, we must respond effectively to evolving changes in technology as well as to our competitors’ innovations by continuing to enhance our services offerings and expand our sales channels. Any pricing pressures, reduced margins or loss of market share resulting from our failure to compete effectively could materially adversely affect our business. Furthermore, we believe the barriers to entry into our markets are relatively low, which enable new competitors to offer competing services.

Current or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could result in a decrease in our revenues and the value of your investment.

      Many of our current and potential competitors have longer operating histories and substantially greater financial, marketing, technical and other resources. Some of these competitors have a greater ability to provide services on a national or international basis and may be able to adapt more quickly to changes in customer needs or to devote greater resources to providing Internet professional services. Such competitors may attempt to increase their presence in our markets by forming strategic alliances with other competitors or our customers, offering new or improved products and services to our customers or increasing their efforts to gain and retain market share through competitive pricing. In addition, other companies have developed particularly strong reputations in niche service offerings or local markets which may provide them with a competitive advantage. See “Business — Competition.”

We May Be Liable To Dissatisfied Customers.

      We design, develop, implement and manage Internet solutions that are critical to the operation of our customers’ businesses. Defects in the solutions developed by us could result in delayed or lost revenue to our customers. Since many of our projects are critical to the operation of our customers’ businesses and provide benefits that are difficult to quantify, the claim for damages by any customer could be substantial. In cases in which we have written contracts with our customers, we attempt to contractually limit our liability for damages arising from errors, mistakes, omissions or negligent acts performed while rendering our services. However, the limitations of liability set forth in our contracts may not be enforceable in all instances or may not otherwise protect us from liability for damages. Additionally, we do not have written contracts with many of our customers, and therefore we have no contractual limitation of liability. We do not carry errors and omissions insurance. We intend to pursue such coverage. However, we can not assure you that such coverage will be available on terms acceptable to us. Our business, financial condition and results of operations could decline if customers successfully assert one or more large claims that exceed available insurance coverage, if any, against us.

We Must Manage Our Growth Effectively.

      We have experienced substantial growth in revenue, employees and customers during the past few years. Future growth will likely place a strain on our resources. We also expect that additional demands will be placed on our resources due to our becoming a separate company. To manage our growth effectively, we will have to develop and improve our operational, financial and other internal systems, as well as our business development capabilities. We must also continue to attract, train, retain, motivate and manage our employees.

      Our future success will depend in large part on our ability to:

•	continue to maintain high rates of employee utilization at profitable billing rates;

•	successfully execute fixed-price contracts within our target cost parameters;

•	maintain project quality, particularly if the size and scope of our projects increase; and

•	integrate the services offerings, operations and employees of acquired businesses.

      In the foreseeable future, Intelligroup will continue to provide us with a limited amount of administrative, operational and other infrastructure resources. Over the long term, our ability to manage growth will depend on our ability to develop independent internal systems, as well as our own business development capabilities. If we fail to manage our growth effectively, it could adversely affect our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We May Not Be Able to Keep Pace With Anticipated Rapid Technological Changes.

      Our success depends, in part, on our ability to develop solutions that keep pace with:

•	rapidly changing Internet and other technology;

•	evolving industry standards;

•	changing customer objectives and standards; and

•	frequent new services introductions.

      Any delay or failure on our part in responding quickly, efficiently and cost-effectively to these developments could result in serious harm to our business and operating results. The development and commercialization of new technologies and the introduction of new services could render our existing services obsolete or unmarketable. We cannot assure you that we will be successful in identifying, developing, marketing or implementing the new services necessary to keep pace with technological change. We must enhance existing services while developing, integrating and introducing new services offerings on a timely and cost-effective basis to keep pace with technological developments and address increasingly sophisticated customer requirements. We may experience contractual, technical or personnel difficulties that could delay or prevent our successful introduction of such new services. See “Business — Industry Background.”

Our Success is Dependent Upon Our Key Personnel.

      We believe our success depends to a significant degree upon the continued service of the key members of our management team, Rajkumar Koneru, our chairman, chief executive officer and president, Ravi Singh, our chief financial officer and executive vice president, and Rajan Nair, our chief operating officer, because of their industry knowledge, marketing skills and relationships with our major customers, strategic partners and employees. The loss of the services of any one of them could materially adversely affect us. See “Management — Employment Agreements.”

Our Future Acquisitions May Negatively Impact Our Business.

      A key element of our strategy is growth by acquisition. We expect to undertake acquisitions in the future, although none are planned or being negotiated as of the date of this prospectus. Risks associated with an acquisition include:

•	potential difficulty assimilating acquired personnel, operations, customers or vendors;

•	possibility that we are unable to retain acquired personnel, customers or vendors;

•	management of growth issues;

•	dilution to existing shareholders in the event we have to incur debt or issue equity securities to pay for any future acquisitions;

•	risks associated with financing;

•	disruption of our ongoing business and distraction of our management and employees; and

•	unanticipated expenses or liabilities or lower than expected revenues of the business acquired.

Although we intend to conduct due diligence reviews with respect to all acquisition candidates, we may not successfully identify all material liabilities or risks related to a potential acquisition candidate.

We May Experience Cost Over-runs on Fixed-Price Contracts.

      We bear the risk of cost over-runs and inflation in connection with fixed-price projects. An increasing number of our future projects may be fixed-price contracts rather than contracts billed based on actual time spent providing services. Cost over-runs for fixed-price contracts would likely result from our inaccurately estimating the time or resources required. Inaccurate estimates on our part could lead to losses on our engagements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

We Generally Do Not Have Long-Term Contracts and Need to Establish Relationships

With New Clients.

      We generally are engaged by clients on a project-by-project basis, rather than long-term contracts. As a result, clients may not engage us for future services once a project has been completed. Additionally, most of our contracts can be canceled by the customer on short notice and without significant penalty. The cancellation or significant reduction in the scope of a large contract could have a material adverse effect on our business.

We Rely on Our Intellectual Property Rights.

      Our future success is dependent, in part, upon our proprietary implementation methodology, development tools and other intellectual property rights. In order to protect our proprietary rights, we:

•	rely upon trade secrets, nondisclosure and other contractual arrangements;

•	rely on copyright and trademark laws;

•	enter into confidentiality agreements with employees, consultants and customers;

•	limit access to and distribution of proprietary information; and

•	require almost all employees and consultants to assign to us their rights in intellectual property developed during their employment or engagement by us.

      There can be no assurance that the steps taken by us will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights.

      We believe that our trademarks, service marks, services, methodology and development tools do not infringe on the intellectual property rights of others. We cannot assure you, however, that such a claim will not be asserted against us in the future, or that if asserted, any such claim will be successfully defended.

Our Success Depends on the Continued Growth of the Internet.

      The Internet is new and rapidly evolving. Our future success depends on the acceptance and continued use of the Internet for conducting business. Our business will be adversely affected if commerce on the Internet does not continue to grow, or grows more slowly than anticipated. Some of the critical issues relating to Internet usage that concern businesses and consumers include:

•	actual or perceived lack of security;

•	cost and ease of Internet access;

•	intellectual property ownership;

•	potentially inadequate network infrastructure;

•	quality of service; and

•	uncertainty of potential taxation of electronic commerce transactions.

Government Regulation and Legal Uncertainties Relating to the Internet Could Affect Our Business.

      An increase in the regulation of the Internet could hinder the growth and the use of the Internet for business and commerce. Although there are currently few laws and regulations in effect, federal, state and local governmental organizations as well as foreign governments are considering a number of legislative and regulatory proposals. New laws and regulations may govern or restrict the areas of:

•	user privacy;

•	pricing and taxation of goods and services offered over the Internet;

•	quality of services;

•	content of websites; and

•	intellectual property ownership.

      We can not be certain as to how new or existing laws governing the Internet will affect our business.

We Face Risks Because We Have International Operations.

      Our international operations have increased in recent years. For the year ended December 31, 1999 and the six months ended June 30, 2000, approximately 31% and 28.5% of our revenues, respectively, were derived from international operations. To date, we have established foreign operations in Australia, New Zealand, the Philippines, Thailand, India and the United Kingdom. In order to expand international sales, we may establish or acquire additional foreign operations. Increasing foreign operations has required and likely will continue to require significant management attention and financial resources and could materially adversely affect our business. There can be no assurance that we will be able to increase international market demand for our services. The risks in our international business activities include:

•	unexpected changes in regulatory environments;

•	foreign currency fluctuations;

•	tariffs and other trade barriers;

•	longer accounts receivable payment cycles;

•	difficulties in managing international operations;

•	political instability;

•	potential foreign tax consequences including restrictions on the repatriation of earnings; and

•	the burdens of complying with a wide variety of foreign laws and regulations.

      There can be no assurance that such factors will not have a material adverse effect on our future international sales, if any, and, consequently, on our business.

We Face Risks Associated With Our Operations in India.

      We commenced Internet operations in India in October 1999. As a result, we are subject to the risks associated with doing business in India. India’s central and state governments heavily regulate the Indian economy. In the recent past, the government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy. Certain of these benefits that directly affect our Indian operations include:

•	tax holidays;

•	liberalized import and export duties; and

•	preferential rules on foreign investment and repatriation.

      Changes in the business, political or regulatory climate of India could have a material adverse effect on our Indian business. Changes in the following factors could have a material adverse effect on our business:

•	inflation;

•	interest rates;

•	taxation; or

•	other social, political, economic or diplomatic developments affecting India in the future.

Risk of Increased Government Regulation of Immigration.

      In the United States, we have relied, and in the future expect to continue to rely, increasingly upon attracting and retaining personnel with technical and project management skills from other countries. The Immigration and Naturalization Service limits the number of new petitions it approves each year. Accordingly, we may be unable to obtain visas necessary to bring critical foreign employees to the United States. Any difficulty in hiring or retaining foreign nationals in the United States could increase competition for technical personnel and have a material adverse effect on our business.

Our Stock Price May Be Volatile.

      The market price of our common stock may be volatile as the stock market in general has been volatile. In addition, the stock prices for many technology and Internet-related companies, including Intelligroup, have experienced wide fluctuations which often have been unrelated to operating performance. Investors may not be able to resell their shares of common stock at acceptable prices following periods of volatility because of the market’s adverse reaction to such volatility. Factors that could cause volatility in our stock price include, among other things:

•	actual or anticipated variations in quarterly results;

•	variations in our operating results which may cause us to fail to meet analysts’ or investors’ expectations;

•	changes in earnings estimates or recommendations by securities analysts;

•	conditions or trends in the Internet services industry;

•	changes in the market valuations of, and earnings and other announcements by, providers of Internet professional services;

•	announcements by us or our competitors of technological innovations;

•	additions or departures of our key personnel; and

•	volume and timing of sales of our common stock.

Anti-Takeover Provisions and Our Right to Issue Preferred Stock Could Deter Our Acquisition by a Third Party.

      Certain provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to or favored by our shareholders. For example, our certificate of incorporation eliminates the rights of shareholders to call a special meeting of shareholders or take action by written consent. In addition, our certificate of incorporation allows our board of directors to issue preferred stock without shareholder approval. Such issuances could make it more difficult for a third party to acquire us. As a New Jersey corporation, we are also subject to the New Jersey Shareholders Protection Act contained in Section 14A:10A-1. In general, Section 14A:10A-1 prohibits a publicly-held New Jersey corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date the person became an interested shareholder, unless, among other things:

•	the board of directors approved the transaction in which such shareholder became an interested shareholder prior to the date the interested shareholder attained such status; and

•	the business combination is approved by the affirmative vote of the holders of at least 66 2/3% of the corporation’s voting stock not beneficially owned by the interested shareholder at a meeting called for such purpose.

      A “business combination” generally includes a merger, sale of assets or stock, or other transaction resulting in a financial benefit to the interested shareholder. In general, an interested shareholder is a person who, together with affiliates and associates, owns, or within five years prior to the determination of interested shareholder status, did own, 10% or more of the corporation’s voting stock. See “Description of Capital Stock — Preferred Stock” and “— Anti-Takeover Effects of Certain Certificate of Incorporation and By-law Provisions.”

Absence of Dividends.

      We have never paid, and do not anticipate paying, any cash dividends on our common stock in the foreseeable future.

THE PROPOSED MERGER

      On October 27, 2000, SeraNova and Silverline Technologies Limited announced that they had entered into an agreement and plan of merger, under which Silverline would acquire SeraNova in exchange for American depositary shares of Silverline then valued at approximately $99 million, and the assumption by Silverline of SeraNova indebtedness currently in the amount of approximately $12 million. The acquisition would occur by means of a merger of a wholly-owned subsidiary of Silverline into SeraNova in which each share of SeraNova common stock would be converted into 0.35 of a Silverline American depositary share, and each share of SeraNova’s 6% series A convertible preferred stock would, at the option of the holder, either be converted into the number of Silverline ADSs the holder would have received if such preferred share had been converted into SeraNova common stock immediately before the Silverline merger, or be converted into a cash payment equal to 120% of the stated value of a preferred share, which stated value is currently $10,000. On October 26, 2000, the day before the agreement and plan of merger was signed, the closing price of a Silverline American depositary share for New York Stock Exchange composite transactions was $15.875. The merger is subject to regulatory approvals and approval by the shareholders of SeraNova and Silverline. Subject to such approvals, we expect that the merger will be complete sometime in the first quarter of 2001.

      The agreement and plan of merger provides that SeraNova will pay Silverline a termination fee of $4 million in certain circumstances if

•	the agreement and plan of merger is terminated after a competing proposal or offer is made to acquire at least 20% of the assets of SeraNova and its subsidiaries or at least 20% of the combined voting power of the shares of SeraNova common stock, or after a competing proposal is made to involve SeraNova or any of its subsidiaries in a merger consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction in which the other party to the transaction or its stockholders would own at least 20% of the combined voting power of the parent entity resulting from any such transaction, and

•	within twelve months of such termination, SeraNova or any of its subsidiaries enters into an agreement with respect to, or approves or consummates, a proposal to acquire at least 50% of the assets of SeraNova and its subsidiaries or at least 50% of the combined voting power of the shares of SeraNova common stock, or a proposal involving SeraNova or any of its subsidiaries in a merger, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction in which the other party to the transaction or its stockholders will own at least 40% of the combined voting power of the parent entity resulting from any such transaction.

      Silverline Technologies is a Bombay, India based international software solutions provider with more than 12 years of industry experience and over 1600 software professionals globally. Silverline provides IT solutions and outsourcing services with specific focus in eBusiness, CRM, Legacy Transformation, and Application Maintenance. While experienced in many business disciplines, Silverline brings exceptional skills to the key areas of telecommunications, banking, utilities, insurance, transportation, and retail. With annual revenues of over $116 million for trailing twelve months ended June 2000, Silverline provides solutions to Fortune 500 companies as well as major corporations throughout the world. Silverline Technologies is ISO 9001 and SEI CMM Level 4 certified with facilities in the United States, India, Canada, the UK, Germany, Hong Kong, Japan, and Egypt. Silverline uses its global delivery model to provide superior service, accelerated delivery and significant cost savings to its network of worldwide clients.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings to fund future growth and development of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account factors such as our earnings, financial condition, operating results and current and anticipated cash needs, as well as any economic conditions the board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

PRICE RANGE OF SERANOVA COMMON STOCK

      The common stock of SeraNova has been quoted on the Nasdaq National Stock Market since July 6, 2000, under the symbol “SERA.” The following table shows the high and low sales prices of a share of SeraNova common stock for the calendar quarterly periods indicated:

	High	Low

2000

Third quarter (beginning July 6)	$12.25	$4.9375

Fourth quarter (through November 7)	5.375	1.7812

      On November 7, 2000, the closing price for a share of SeraNova common stock as quoted on the Nasdaq National Stock Market was $4.00.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2000 on an actual and as adjusted to reflect (i) the spin-off as if it had occurred on June 30, 2000, and (ii) the private placement on September 29, 2000 of 800 shares of 6% series A convertible preferred stock and common stock warrants, and the application of $3,000,000 of the $8,000,000 of proceeds from that sale to pay the installment of principal due September 30, 2000 on the note payable to Intelligroup.

      You should read this table in conjunction with “Selected Historical Financial Data,” our historical financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which appear elsewhere in this prospectus.

	June 30, 2000
	(in thousands)

	Actual	As Adjusted

Note payable to Intelligroup(1)	$15,109	$12,109

Long-term debt	1,888	1,888

Preferred Stock, $0.01 par value — 5,000,000 shares authorized; 800 shares of 6% series A cumulative preferred stock issued and outstanding as adjusted	—	7,307

Shareholders’ equity

Common stock, $0.01 par value — 40,000,000 shares authorized; 17,460,883 shares issued and outstanding(2)	175	175

Common stock warrants	—	693

Additional paid-in capital	9,992	17,558

Intelligroup investment(3)	7,566	—

Accumulated comprehensive loss	(7,029)	(7,029)

Total shareholders’ equity	10,704	11,397

Total capitalization	$27,701	$32,701

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

(2)	Excludes 1,072,251 vested SeraNova options as of July 6, 2000.

(3)	At the time of the spin-off (July 5, 2000), the Intelligroup investment was converted to common stock and additional paid-in capital.

SELECTED HISTORICAL FINANCIAL DATA

      The selected historical financial data for all periods reflects the combined results of operations and financial condition of Intelligroup’s Internet services business as if we had existed as a corporation separate from Intelligroup during the periods presented. The selected historical data includes the historical assets, liabilities, revenue and expenses directly related to our operations that were either specifically identified or in the case of certain selling, general and administrative expenses, allocated using methodologies which took into consideration the ratio of our revenue to the consolidated revenue of Intelligroup, headcount, occupancy or other appropriate factors. You should read the selected historical financial data together with our financial statements and the sections of this prospectus entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      We derived the selected financial data presented below from our combined financial statements described in this paragraph. Arthur Andersen LLP, independent public accountants, audited our combined financial statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999, the nine months ended December 31, 1998 and the year ended March 31, 1998. Their report relating to such audits appears on page F-2 of this prospectus. The historical financial data set forth below for the fiscal year ended March 31, 1997 is derived from SeraNova’s audited combined financial statements not included in this prospectus. The historical financial data set forth below as of June 30, 2000 and 1999, and for the six months ended June 30, 2000 and 1999 are derived from SeraNova’s unaudited combined financial statements. In our opinion, these unaudited combined financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information.

SERANOVA, INC. AND AFFILIATES

SELECTED HISTORICAL FINANCIAL DATA

(in thousands, except per share data)

	Six months ended			Nine months
	June 30,		Year ended	ended	Year ended March 31,
			December 31,	December 31,
	2000	1999	1999(3)	1998(1)	1998	1997	1996

Statement of Operations Data:

Revenues	$36,019	$16,602	$39,795	$12,438	$8,995	$9,200	$9,347

Cost of sales	18,435	9,515	22,475	7,315	4,797	4,949	4,664

Gross profit	17,584	7,087	17,320	5,123	4,198	4,251	4,683

Selling, general and administrative expenses	23,095	6,100	17,605	5,106	3,812	4,092	3,576

Depreciation and amortization	1,131	279	1,131	102	133	150	119

Total operating expenses	24,226	6,379	18,736	5,208	3,945	4,242	3,695

Operating income (loss)	(6,642)	708	(1,416)	(85)	253	9	988

Other income (expense), net	(344)	(32)	(80)	(66)	13	(80)	13

Income (loss) before income taxes	(6,986)	676	(1,496)	(151)	266	(71)	1,001

Provision (benefit) for income taxes	(2,095)	244	(235)	401	519	172	470

Net income (loss)	$(4,891)	$432	$(1,261)	$(552)	$(253)	$(243)	$531

Net income (loss) per common share — basic and diluted(2)	$(0.29)	$0.03	$(0.08)	$(0.03)	$(0.02)	$(0.01)	$0.03

Shares used in per share calculation of net income (loss) — basic and diluted(2)	17,123	16,629	16,629	16,629	16,629	16,629	16,629

Balance Sheet Data: (at period end)

Cash	$920	$99	$611	$677	$368	$635	$1,237

Working capital (deficit)	13,145	1,120	(776)	(424)	145	565	1,152

Total assets	36,874	12,936	18,880	5,775	3,216	2,402	4,026

Long-term debt	1,888	674	618	—	219	521	523

Shareholders’ equity	10,704	5,830	4,970	392	241	536	925

(1)	Effective April 1, 1998, SeraNova changed its fiscal year from March 31 to December 31.

(2)	See Note 2 to SeraNova’s Combined Financial Statements.

(3)	On January 8, 1999, Intelligroup, Inc. acquired the common stock of Network Publishing, Inc. in a purchase business combination. The results of operations of Network Publishing, Inc. have been included above since the date of acquisition. Pro forma results for the period January 1, 1999 to January 7, 1999 are not material to SeraNova’s combined financial statements for the year ended December 31, 1999.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our combined financial statements and the notes related to combined financial statements contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. SeraNova’s actual results could differ materially from those anticipated by such forward-looking information due to competitive factors and other factors discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

      SeraNova provides Internet professional services to businesses. We design and implement Internet-based software applications that help companies manage procurement, sell products and services, provide customer service, conduct supplier transactions and communicate with their employees over the Internet. We offer a comprehensive set of services, including strategy consulting, creative design, technology implementation and maintenance of Internet-based software applications. In all of our client engagements, we apply SeraNova’s Time-to-Market Approach, our proprietary methodology, to deliver these services. We believe that our services allow our clients to gain competitive advantages by enabling them to penetrate existing markets, enter new markets, reduce operational costs, improve customer service, shorten product development cycles and enhance employee productivity. We focus on five industry markets — financial services, telecommunications, automotive, technology and healthcare. Most of the services we provide are for clients within the United States. In addition to our domestic offices, we maintain a presence in multiple locations in the Asia-Pacific region, India and the United Kingdom.

      We generally bill our services based on the actual time spent providing services. For the six months ended June 30, 2000, approximately 95% of our revenues were derived from such time and materials contracts and arrangements. Revenues related to time and materials contracts are typically recognized when the services are provided. Revenues with respect to fixed-price contracts are recognized in proportion to the costs incurred. American Express accounted for approximately 39% of the total revenues for the six months ended June 30, 2000. Another client, Volkswagen of America, accounted for approximately 13% of total revenues during the same period. No other client accounted for more than 10% of revenues for the six months ended June 30, 2000. Six clients, including American Express, accounted for approximately 50% of total revenue for the year ended December 31, 1999. We anticipate that such client concentration will continue for the foreseeable future. To effectively address the market demand, and to remain competitive, our clients tend to pursue multiple Internet initiatives at the same time. By proactively developing a strong relationship with our key clients, we expect to benefit from such initiatives, but to the extent our significant clients use fewer of our services or terminate their relationship with us, our revenues could decline materially. This could result in a significant negative impact on our business and operations. Our results from quarter to quarter may vary based upon various factors such as changes in our pricing policies, variations in billing margins and personnel utilization rates, length of our sales cycle, our ability to recruit technical personnel, the acceptance of our new services offerings and fluctuation in foreign exchange rates.

      Our cost of sales represent the costs to provide our professional services and include compensation, benefits, consultant-training and expenses incurred by our personnel that are not billable to our clients. They do not include expenses relating to our sales and marketing efforts. Given the supply-constrained market, we anticipate that our cost per professional will increase in future quarters. Our typical client engagement lasts between three and six months, and any early termination or postponement of a large project or of several projects could significantly impact revenues in any given quarter and result in lower gross margins.

      Selling, general and administrative expenses include costs associated with a range of sales and sales support functions such as salaries, commissions and related expenses for our salesforce; salaries and bonuses of executives, marketing, information technology, human resources and other administrative personnel; marketing expenses, facilities costs, technology expenditures, professional services and fees and other general corporate costs. Beginning in the fourth quarter of 1999, we made, and anticipate making, significant marketing investments to build a visible SeraNova brand among prospects and potential employees, and to reorganize our sales process.

      We expect to incur significant sales and marketing, infrastructure development and general and administrative expenses. As a result, we anticipate losses through at least the third quarter of 2000. In order to achieve profitability, we will need to control costs associated with building an infrastructure as well as increase our revenues. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We cannot assure you that we will be able to contain costs, grow revenue or increase profitability.

      In November 1998, Intelligroup acquired Azimuth Consulting Limited, Azimuth Holdings Limited, Braithwaite Richmond Limited and Azimuth Corporation Limited (the “Azimuth Companies”), by exchanging 902,928 shares of Intelligroup common stock for all the common stock of the Azimuth Companies. The acquisition of the Azimuth Companies was accounted for as a pooling of interests. Accordingly, all prior period combined financial statements contain the financial results and financial position of Azimuth Companies. In January 1999, Intelligroup acquired Network Publishing, Inc., a Utah-based Internet consulting firm, for a combination of cash paid up front and an additional consideration amount payable upon the achievement of certain operating results. In July 1999, Intelligroup and the owners of Network Publishing, Inc. agreed that this additional consideration was approximately $2.43 million, and would no longer be contingent on any operating performance. However, Intelligroup at its discretion, could pay the amount either in cash, or in its common stock. Intelligroup paid approximately $340,000 in cash and issued 99,558 shares of its common stock in connection with such agreement on January 8, 2000. This acquisition has been accounted for using the purchase method. The excess of the purchase price over net tangible assets acquired has been allocated to intangible assets and goodwill and is being amortized over five years. The financial results of Network Publishing, Inc. have been included in the combined financial statements since the date of acquisition. The management and operations of the Azimuth Companies and Network Publishing, Inc. have now been integrated into SeraNova. SeraNova’s U.S. Internet business commenced in mid 1997. Prior to such period, all operating results are those of the Azimuth Companies.

      Prior to September 1999, Intelligroup did not account for our business as a separate unit or division. In presenting our historical financial statements for all periods, we specifically identified all revenue, cost of sales, other income (expense) and certain selling, general and administrative expenses incurred by Intelligroup on our behalf. Other selling, general and administrative expenses were allocated using methodologies which took into consideration the ratio of our revenue to the consolidated revenue of Intelligroup, head count, occupancy and other factors. However, we cannot assure you that our historical financial information prior to December 31, 1999 necessarily reflects what the results of operations, financial position and cash flows would have been had we been a separate company, or is indicative of our future results of operations, financial positions and cash flows.

Results of Operations

	Six months ended			Nine-month
	June 30,		Year ended	period ended	Year ended
			December 31,	December 31,	March 31,
	2000	1999	1999	1998	1998

	(in thousands)

Revenues	$36,019	$16,602	$39,795	$12,438	$8,995

Cost of sales	18,435	9,515	22,475	7,315	4,797

Gross profit	17,584	7,087	17,320	5,123	4,198

Operating expenses:

Selling, general and administrative expenses	23,095	6,100	17,605	5,106	3,812

Depreciation and amortization	1,131	279	1,131	102	133

Total operating expenses	24,226	6,379	18,736	5,208	3,945

Operating income (loss)	(6,642)	708	(1,416)	(85)	253

Other income (expenses), net:

Interest expense	(346)	(59)	(82)	(14)	(10)

Other income (expense), net	2	27	2	(52)	23

Total other income (expenses), net	(344)	(32)	(80)	(66)	13

Income (loss) before income taxes	(6,986)	676	(1,496)	(151)	266

Provision (benefit) for income taxes	(2,095)	244	(235)	401	519

Net income (loss)	$(4,891)	$432	$(1,261)	$(552)	$(253)

	Six months ended			Nine-month
	June 30,		Year ended	period ended	Year ended
			December 31,	December 31,	March 31,
	2000	1999	1999	1998	1998

As a Percentage of Revenues:

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	51.2	57.3	56.5	58.8	53.3

Gross profit	48.8	42.7	43.5	41.2	46.7

Operating expenses:

Selling, general and administrative expenses	64.1	36.7	44.2	41.1	42.4

Depreciation and amortization	3.2	1.8	2.9	0.8	1.5

Total operating expenses	67.3	38.4	47.1	41.9	43.9

Operating income (loss)	(18.4)	4.3	(3.6)	(0.7)	2.8

Other income (expenses), net:

Interest expense	(1.0)	(0.4)	(0.2)	(0.1)	(0.1)

Other income (expense)	0.0	0.2	0.0	(0.4)	0.3

Total other income (expenses), net	(1.0)	(0.2)	(0.2)	(0.5)	0.2

Income (loss) before income taxes	(19.4)	4.1	(3.8)	(1.2)	3.0

Provision (benefit) for income taxes	(5.8)	1.5	(0.6)	3.2	5.8

Net income (loss)	(13.6)%	2.6%	(3.2)%	(4.4)%	(2.8)%

Six Months Ended June 30, 2000 compared to Six Months Ended June 30, 1999

      Revenues. Revenues increased by $19.4 million, to $36.0 million, for the six months ended June 30, 2000 compared with $16.6 million for the first six months of 1999. The increase in revenue is the result the increases in the number of clients, consultants billing rates and the size of engagements in the U.S. and the development of our India subsidiary. U.S. based revenue increased by $14.7 million for the first six months of 2000 compared with the same period in 1999. Revenue from the India subsidiary was $4.9 million for the six months ended June 30, 2000 compared with $0 for the corresponding period in 1999. The India subsidiary began operations in October 1999. Combined revenue from all other foreign subsidiaries was down slightly for the six months ended June 30, 2000 compared with the same period in 1999.

      Professional service costs. Professional service costs increased to $18.4 million for the six months ended June 30, 2000 compared with $9.5 million for the corresponding period in 1999 but decreased as a percentage of revenues by 6.1%, to 51.2% from 57.3%. Professional service costs represent the cost of consultant salaries and payroll-related costs plus non-reimbursed direct expenses attributable to the consultants or projects, such as training, recruiting, relocation and travel expenses. The primary reasons for the decrease in professional service costs as a percentage of total revenues are an increase in billing margins for U.S.-based consultants and the considerable development of the India subsidiary during 2000. Billing margins in the U.S. increased by 10.7% to 49.4% for the six months ended June 30, 2000 compared with 38.7% for the first six months of 1999. Margins on professional services costs as a percentage of revenue in India was 78.7% the six months ended June 30, 2000 due to the lower cost structure in India.

      Selling, General and administrative expenses. Selling, general and administrative expenses include sales, marketing and administrative salaries and related benefit costs, advertising expenses, recruiting, travel, occupancy costs, professional fees, and other costs. These expenses increased by $17.0 million, or 278.6%, to $23.1 million for the first six months of 2000 compared to $6.1 million for the comparable period in 1999. Selling, general and administrative expenses also increased as a percentage of revenue to 64.1% from 36.7% over the same periods. These increases in actual selling expenses and as a percentage of revenue were due to significant investments in the sales and marketing infrastructure during the first six months of 2000 and to advertising expenses to promote the SeraNova, Inc. name during 2000. The primary reasons for the increases in actual general and administrative expenses and the increase of general and administrative expenses as a percentage of total revenue were: (1) costs associated with the development of foreign operations in India and Europe during 2000, (2) investment in the infrastructure of U.S. operations and (3) costs associated with the spin-off of SeraNova.

      Depreciation and amortization. Depreciation and amortization increased by $852,000, or 305.4%, to $1.1 million in the six months ended June 30, 2000 from $279,000 in the same period in 1999. Depreciation and amortization also increased as a percentage of total revenues to 3.1% in the six months ended June 30, 2000. from 1.7% in the comparable period of 1999. Both the actual and percentage increases were primarily due capital investment in U.S. expansion and the development of foreign operations in Europe and India.

      Other income (expense), net. Other income (expense), net decreased by $312,000 to a net expense of $344,000 for the six-month period ended June 30, 2000 from a net expense of $32,000 for the six months ended June 30, 1999. The decrease is primarily a due to interest on loans from Intelligroup during the three months ended June 30, 2000.

      Provision for income taxes. Income tax expense represents combined federal, state and foreign taxes. Our income tax benefit was $2.1 million on a pretax loss of $7.0 million for the first six months of 2000 compared with a tax provision of $244,000 on pretax profits of $676,000 for the six-month period ended June 30, 1999. The effective tax rate for the first six months of 2000 was 30.0% compared with an effective tax rate of 36.2% for the same period in 1999. The lower effective tax rate for the first six months of 2000 is due to a tax provision recognized on certain foreign operations that could not be offset against losses in other jurisdictions.

      Net loss. Net loss increased by $5.3 million to a net loss of $4.9 million for the six months ended June 30, 2000 from a net income of $432,000 for the six months ended June 30, 1999. The primary reasons for the net loss for the six months ended June 30, 2000 were planned increases in selling and marketing infrastructure, general and administrative expenses for the continued expansion of operations in the U.S. and abroad, specifically India and the United Kingdom, and costs related to the spin-off.

Twelve Months Ended December 31, 1999 compared to Nine Months Ended December 31, 1998

      Revenues. Revenues increased by $27.4 million, to $39.8 million for the year ended December 31, 1999 compared with $12.4 million for the nine-month period ended December 31, 1998. This increase would equate to $23.3 million, or 141.2%, if the nine-month period were annualized. The increase in revenue is the result of an increase in the number of clients and an increase in the average size of engagements, as well as the acquisition of Network Publishing, Inc. on January 8, 1999. Network Publishing, Inc. accounted for approximately $5.9 million, or 14.8%, of total revenue for the year ended December 1999. U.S. based revenue, exclusive of Network Publishing, increased $15.5 million during the year ended December 31, 1999 to $21.5 million from $6.0 million for the nine-month period ended December 31, 1998. U.S. billing rates increased by 5.4% and the number of billable consultants increased from 153 to 249, or 62.8%, for the year ended December 31, 1999. The Azimuth Companies’ revenue increased by $2.8 million, or 32.3% for the year 1999 as compared with an annualized 1998. This increase in sales is due to Azimuth’s expansion into additional foreign markets.

      Gross profit. Gross profit represents revenues less cost of sales. Cost of sales consists primarily of salaries and associated employee benefits for personnel directly assigned to client projects and non-reimbursed direct expenses incurred to complete projects. For the year ended December 31, 1999, gross profit increased by $12.2 million to $17.3 million from $5.1 million in the nine months ended December 31, 1998. This increase would equate to a $10.5 million, or 153.6% for the year 1999 versus an annualized 1998. The primary reasons for this increase is the expansion of U.S. operations, the addition of Network Publishing, Inc. in January 1999, and an increase in profitability in the Azimuth Companies’ operations. U.S. operations, exclusive of Network Publishing, increased by $4.8 million during the year ended December 31, 1999 compared to the nine-month period ended December 31, 1998 or $4.1 million (151.8%) compared to an annualized 1998. Network Publishing contributed $4.1 million of gross profit during the year 1999. The Azimuth Companies gross profit increased from $3.1 million during the nine months ended December 31, 1998 to $5.7 million for the year ended December 31, 1999. This is a 38.0% increase of 1999 over 1998 on an annualized basis. Gross profit as a percentage of total revenues increased by 2.3% to 43.5% for 1999 as compared to 41.2% for the nine months ended December 31, 1998. The gross profit percentage is primarily affected by two factors: the overall utilization of consulting personnel and average billing rates less consultant payroll rates. Employee utilization could be impacted by multiple factors including increases in recruiting, rapid growth or reduction of number or size of projects.

      Selling, general and administrative expenses. Selling, general and administrative expenses include sales and administrative salaries and related benefit costs, occupancy costs, professional fees, and other costs. These expenses increased $12.5 million, or 245.0%, to $17.6 million for the year ended December 31, 1999 from $5.1 million in the nine month period ended December 1998. This would equate to an increase of $10.8 million, or 158.8%, for the year 1999 over an annualized 1998. Selling, general and administrative expenses increased slightly as a percentage of total sales to 44.2% for the year ended December 31, 1999 compared to 41.1% for the nine months ended December 31, 1998. The primary reasons for the large increase in actual selling, general and administrative expenses during 1999 as compared with an annualized 1998 were: 1) costs associated with the acquisition of Network Publishing, Inc., 2) the continued investment in the expansion of U.S. operations, 3) an emphasis on marketing and development of SeraNova during 1999 and 4) costs associated with the spin-off of SeraNova.

      Depreciation and amortization. Depreciation and amortization increased $1.0 million, or 1008.8%, to $1.1 million for the year ended December 31, 1999 from $102,000 in the nine months ended December 31, 1998. This would equate to an increase of $995,000, or 731.6% based on an annualization of 1998. The primary reasons for the significant increase in depreciation and amortization during 1999 are the acquisition of Network Publishing and the expansion of U.S. based operations. Amortization of goodwill and intangible assets related to the acquisition were $569,000 for 1999 plus depreciation of $279,000 from Network Publishing operations. Depreciation related to U.S. operations increased by $165,000 during 1999 as compared to the nine months ended December 31, 1998.

      Other income (expense), net. Other income (expense), net decreased $14,000, or 21.2%, to a net expense of $80,000 for the year ended December 31, 1999 as compared to a net expense of $66,000 for the nine months ended December 31, 1998. The decrease is primarily the result of additional interest expenses of $77,000 in 1999 from Network Publishing operations.

      Provision for income taxes. Income tax expense represents combined federal, state and foreign taxes. Our income tax benefit is $235,000 on pretax losses of $1.5 million for the year ended December 31, 1999 compared to a tax provision of $401,000 on pretax loss of $151,000 for the comparable period in 1998. The effective tax rate for the year ended 1999 was (15.7)% as compared with 265.5% for the nine months ended December 31, 1998. The low effective tax rate benefit for 1999 was due to income taxes incurred in certain foreign countries which were not able to be offset against domestic operations. The high effective tax rate for 1998 was due to income taxes incurred by the Azimuth Companies that were not able to be offset against losses in other foreign jurisdictions. Our India operation, which commenced in the fourth quarter of 1999, has a tax holiday for ten years, thus no income taxes have been provided on their earnings.

      Net loss. Net loss increased by $709,000, or 128.4%, to $1.3 million for the year ended December 31, 1999 from $552,000 for the nine months ended December 31, 1998. This would equate to a net loss increase of $525,000, or 71.3%, if the nine-month period were annualized. The primary reason for the increase in net loss for the year ended December 31, 1999 was an increase in depreciation and amortization expense of $1.0 million over the nine-month period ended December 31, 1998. Such increase amounted to $840,000 calculated on an after-tax basis.

Nine Months Ended December 31, 1998 compared to Twelve Months Ended March 31, 1998

      Revenues. Revenues increased $3.4 million, or 38.3%, to $12.4 million for the nine-month period ended December 31, 1998 from $9.0 million for the twelve-month period ending March 31, 1998. This increase would equate to an increase of $7.5 million, or 84.4%, if the nine-month period was annualized. This increase is due primarily to the rapid expansion of U.S. operations from start up in the last calendar quarter of 1997. U.S. revenues increased by $3.9 million to $6.0 million for the nine-month period ended December 31, 1998 compared to $2.1 million for the twelve-month period ended March 31, 1998. Revenues from foreign operations were relatively equal for the nine-month period ended December 31, 1998 and the twelve month period ended March 31, 1998 at $6.4 million and $6.9 million, respectively. Annualization of the nine-month period ended December 31, 1998 would equate to an increase of 23.2% over the twelve-month period ended March 31, 1998. Revenue increases were the result of growth in both the size and number of client projects.

      Gross profit. Gross profit increased $924,000, or 22.0%, to $5.1 million over the nine-month period ending December 31, 1998 from $4.2 million for the twelve month period ended March 31, 1998. Annualization of the nine-month period would equate to an increase of $2.6 million, or 62.7% over the twelve-month period ended March 31, 1998. These increases are primarily attributable to rapid expansion of U.S. operations during 1998. Gross profit from U.S. operations increased $1.3 million for the nine-month period ending December 31, 1998 compared with the twelve-month period ended March 31, 1998. Gross profit as a percentage of total revenues decreased to 41.2% for the nine-month period ended December 31, 1998 from 46.7% for the twelve-month period ended March 31, 1998. The decrease in gross margin percentage is primarily due to lower utilization rates attained during expansion of the U.S. operations and, therefore, higher costs as compared with the established foreign operations.

      Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.3 million, or 34.0%, to $5.1 million in the nine-month period ended December 31, 1998 from $3.8 million for the twelve-month period ended March 31, 1998. This increase would equate to an increase of $3.0 million, or 78.6%, if the nine-month period were annualized. Selling, general and administrative expenses decreased as a percentage of total revenue to 41.1% for the nine-month period ended December 31, 1998 from 42.4% for the twelve-month period ended March 31, 1998. The increase in actual dollars is primarily due to the additional investment in U.S. operations and a one-time charge of $659,000 incurred in the nine months ended December 31, 1998. This one time charge is for legal and accounting fees associated with the sale of the Azimuth Companies to Intelligroup, Inc.

      Depreciation and amortization. Depreciation and amortization decreased $31,000, or 23.6%, to $102,000 in the nine-month period ended December 31, 1998 from $133,000 in the twelve-month period ended March 31, 1998. If the nine-month period were annualized, depreciation and amortization would increase $3,000, or 1.9% to approximately $136,000. This increase in depreciation and amortization expense over the twelve-month period was due to an increase in depreciation on the increased asset base in the U.S. somewhat offset by a reduction in depreciation expense on foreign operations. The decrease in foreign depreciation expense is primarily due to a smaller asset base.

      Other income (expense), net. Other income (expense), net decreased $79,000, or 597.8%, to a net expense of $66,000 in the nine-month period ended December 31, 1998 from a net income of $13,000 in the twelve-month period ended March 31, 1998. If the nine-month period were annualized to twelve months, the decrease would be approximately $101,000. The decrease is principally due to losses incurred on currency fluctuations relating to foreign operations during the nine-month period ended December 31, 1998 compared with gains on currency fluctuations during the comparative twelve-month period ended March 31, 1998.

      Provision for income taxes. Income tax expense represents combined federal, state and foreign taxes. Our income tax provision was $401,000 on pretax losses of $151,000 for the nine-month period ended December 31, 1998 compared with $519,000 on pretax profits of $266,000 for the twelve-month period ended March 31, 1998. The high effective income tax rates in these periods were due to income taxes incurred by the Azimuth Companies in certain foreign countries that were not able to be offset against losses in New Zealand.

      Net loss. Net loss increased by $299,000, or 118.2%, to $552,000 during the period ended December 31, 1998 compared to a net loss of $253,000 for the year ended March 31, 1998. This would equate to net loss increase of $483,000, or 190.9%, if the nine-month period were annualized. The primary reason for the increase in net loss was due to a decrease in gross margin as a percentage of revenues for the nine months ended December 31, 1998 compared to the twelve months ended March 31, 1998.

Selected Quarterly Results of Operations

      The following table presents certain condensed unaudited quarterly financial information for each of the eight most recent quarters in the period ended June 30, 2000. This information is derived from our unaudited financial statements that include, in our opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for such periods. This table should be read in conjunction with the audited Combined Financial Statements and Notes thereto beginning on page F-1 of this prospectus.

	Quarter Ended

	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
	2000	2000	1999	1999	1999	1999	1998	1998

	(in thousands)

Revenues	$19,843	$16,176	$12,722	$10,471	$8,614	$7,988	$4,811	$4,169

Cost of sales	10,046	8,389	6,869	6,091	4,866	4,649	2,898	2,534

Gross profit	9,797	7,787	5,853	4,380	3,748	3,339	1,913	1,635

Operating expenses:

Selling, general and administrative expenses	11,776	11,319	7,808	3,698	3,373	2,726	2,327	1,525

Depreciation and amortization	659	472	501	350	145	135	75	2

Total operating expenses	12,435	11,791	8,309	4,048	3,518	2,861	2,402	1,527

Operating income (loss)	(2,638)	(4,004)	(2,456)	332	230	478	(489)	108

Other (expenses) income, net	(159)	(185)	(43)	(5)	(13)	(19)	(156)	106

Income (loss) before income taxes	(2,797)	(4,189)	(2,499)	327	217	459	(645)	214

Provision (benefit) for income taxes	(985)	(1,110)	(684)	205	65	179	(69)	420

Net income (loss)	$(1,812)	$(3,079)	$(1,815)	$122	$152	$280	$(576)	$(206)

	Quarter Ended

	June 30,	Mar. 31	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
	2000	2000	1999	1999	1999	1999	1998	1998

As a Percentage of Revenues:

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	50.6	51.9	54.0	58.2	56.5	58.2	60.2	60.8

Gross profit	49.4	48.1	46.0	41.8	43.5	41.8	39.8	39.2

Operating expenses:

Selling, general and administrative expenses	59.3	70.0	61.4	35.3	39.2	34.1	48.3	36.6

Depreciation and amortization	3.3	2.9	3.9	3.3	1.7	1.7	1.6	0.1

Total operating expenses	62.7	72.9	65.3	38.6	40.9	35.8	49.9	36.7

Operating income (loss)	(13.3)	(24.8)	(19.3)	3.2	2.6	6.0	(10.1)	2.5

Other (expenses) income, net	(0.8)	(1.1)	(0.3)	(0.1)	(0.2)	(0.2)	(3.3)	2.5

Income (loss) before income taxes	(14.1)	(25.9)	(19.6)	3.1	2.4	5.8	(13.4)	5.0

Provision (benefit) for income taxes	(5.0)	(6.9)	(5.4)	2.0	0.8	2.2	1.4	10.1

Net income (loss)	(9.0)%	(18.9)%	(14.2)%	1.1%	1.6%	3.6%	(12.0)%	(5.1)%

Liquidity and Capital Resources

      Our principal capital requirements are to fund working capital needs and capital expenditures in order to support revenue growth. Historically, SeraNova’s business has operated as a division or subsidiary of Intelligroup. As a result, prior to the spin-off, Intelligroup managed most of our cash, capital resources and cash management functions. Following the spin-off, we implemented a separate and independent cash management system and have sought and obtained separate financing. See “The Spin-off and Our Relationship with Intelligroup.”

      For the six months ended June 30, 2000, net cash used in operating activities totaled $13.0 million. Cash was provided by $1.1 million from depreciation and amortization, $3.0 million increase in accounts payable, $1.5 million increase in accrued payroll and related expenses and $950,000 from provision for bad debt. This was offset by a net loss of $4.9 million, $6.5 million increase in accounts receivable, $3.7 million increase in unbilled revenue, $2.9 million increase in deferred taxes and $1.1 million increase in other assets. The increases in accounts receivable and unbilled services were primarily due to the increased operations within the U.S. and India. In the six months ended June 30, 1999, net cash used in operating activities was $2.5 million. The principal uses of funds were an increase in accounts receivable of $2.0 million, an increase in unbilled services of $332,000 and a decrease in accrued expenses and other liabilities of $1.6 million. This was offset by net income of $432,000, $279,000 from depreciation and amortization and a decrease in other current assets of $205,000.

      We had capital expenditures for the first six months of 2000 and 1999 of $5.3 million and $392,000, respectively, for computers, furniture, equipment and leasehold improvements. Capital expenditures are expected to decrease over the next six months compared to the first six months of 2000.

      The foregoing cash flows are not necessarily indicative of the cash flows that would have resulted if we were a separate entity.

      From time to time, SeraNova, as a subsidiary of Intelligroup, borrowed funds from Intelligroup for working capital purposes. Note Payable to Intelligroup in SeraNova’s combined balance sheets represents a calculation of net borrowings from Intelligroup. In connection with the contribution by Intelligroup of its Internet services business to SeraNova, on January 1, 2000, SeraNova became a co-borrower and additional guarantor under Intelligroup’s revolving credit facility. A portion of such borrowings were converted to amounts repayable by SeraNova to a bank under Intelligroup’s revolving credit facility agreement. As of March 31, 2000, SeraNova had repaid all borrowings due to the bank with a portion of the proceeds from the sale of common stock, but remained a co-borrower and guarantor to Intelligroup’s bank pending Intelligroup’s negotiation of a new credit facility. On May 31, 2000, Intelligroup entered into a new credit facility with a bank. As a result, SeraNova was released from all obligations under Intelligroup’s former revolving credit agreement on such date and SeraNova has no obligations to Intelligroup’s lender under the new facility. Under Intelligroup’s new loan facility, Intelligroup is not permitted to loan additional funds to SeraNova. Separately, on May 31, 2000, SeraNova entered into a $15,100,000 unsecured promissory note with Intelligroup reflecting funds borrowed from Intelligroup through the effective date of Intelligroup’s new facility. The note bears interest at the prime rate plus  1/2%. A payment of $3,000,000 was made on September 29, 2000 with some of the proceeds from the sale of SeraNova’s 6% series A convertible preferred stock (see below), and the balance of $12,100,000 was due on July 31, 2001. The note has certain mandatory prepayment provisions based on possible future debt or equity financings by SeraNova. Pursuant to these provisions, a $3,000,000 prepayment would have been due as a result of the September 29 sale of the preferred stock; however, Intelligroup waived this prepayment in return for an amended repayment schedule, under which SeraNova paid Intelligroup $500,000 on November 8, 2000, will pay $400,000 on or before December 15, 2000 (or apply such payment as an advance payment towards a contemplated services arrangement between Intelligroup and SeraNova), and will pay additional installments of $500,000 on or before each of the last days of January, February, March, April and May 2001. The balance of the note ($9,100,000 or $8,700,000) will still be due on July 31, 2001.

      Under Intelligroup’s current credit facility with its bank, all of Intelligroup’s assets, including the promissory note from SeraNova, serve as collateral. In the event of default by SeraNova, Intelligroup will be entitled to pursue all remedies under the note through legal proceedings.

      On March 14, 2000, SeraNova entered into purchase agreements with five institutional investors pursuant to which such investors purchased an aggregate of 831,470 shares of our common stock for an aggregate purchase price of $10,000,000. A portion of the proceeds from the sale of common stock was used to pay off the outstanding balance due to Intelligroup’s bank as of March 31, 2000.

      On July 14, 2000, SeraNova executed an agreement with Fleet Credit Corporation for an asset-based revolving credit facility that will provide SeraNova with up to $15 million in financing. The credit facility is a three-year agreement secured by substantially all U.S. based assets of SeraNova. Borrowings may be made under the facility for general corporate purposes with interest at the then current prime rate plus  1/2%. The credit agreement contains customary representations, warranties, default provisions and financial covenants. The specific financial covenants effective with the third quarter of 2000 are: (1) SeraNova must maintain total debt to tangible net worth not to exceed a ratio of three to one; (2) any quarterly loss may not exceed the original budget amount plus 10%; and (3) SeraNova must maintain an interest coverage ratio of not less than 1.25 to 1, and principal and interest coverage of not less than 1.1 to 1. Approximately $6.4 million is currently available under this facility.

      On September 29, 2000, SeraNova sold 800 shares of 6% series A convertible preferred stock to two institutional investors for $8,000,000. See “Description of Capital Stock.” Cumulative dividends on the preferred stock have been accruing since that date at the rate of 6% per year on the $8,000,000 of aggregate stated value. SeraNova will pay these dividends at such time as the preferred stock is converted into common stock, in cash or, at SeraNova’s option, by increasing the stated value of the preferred stock. The preferred stock in general has no voting rights and is convertible into shares of common stock at $7.00 of stated value per share of common stock, subject to antidilution adjustments in certain circumstances, including the exercise at a price of less than $7.00 per share of the warrants described in the next paragraph. The preferred stock is also redeemable by the holders at a premium in certain events, such as a change in control of SeraNova or an agreement to sell more than a third of its assets. A portion of the proceeds from the sale of the 6% series A convertible preferred stock was used to pay $3,000,000 of SeraNova’s outstanding obligation to Intelligroup as described above.

      In addition, SeraNova has granted these two investors warrants to purchase 310,000 shares of SeraNova common stock at an exercise price equal to the lesser of $7.00 and the average price per share of SeraNova common stock for the five trading days immediately preceding the date of exercise; however, the exercise price is $7.00 until December 29, 2000. Of these warrants, warrants to purchase 150,000 shares are currently exercisable, and warrants to purchase 160,000 shares will become exercisable if SeraNova redeems any shares of the 6% series A convertible preferred stock. SeraNova generally can redeem the preferred stock at any time at 105% of the stated value of the preferred stock.

      Management believes that the cash to be generated from SeraNova’s operations, proceeds from the sale of its 6% Series A convertible preferred stock, and funds available under the credit facility through Fleet Credit Corporation will be sufficient to satisfy SeraNova’s cash requirements throughout at the least the next twelve months. However, we cannot assure this.

BUSINESS

Overview

      We provide Internet professional services which enable our business clients to combine the scope and efficiencies of the Internet with their existing business processes. We design and implement Internet-based software applications that help companies manage procurement, sell products and services, provide customer service, conduct supplier transactions and communicate with their employees over the Internet. We offer a comprehensive set of services, including strategy consulting, creative design, technology implementation and maintenance of Internet-based software applications. In all of our client engagements, we apply SeraNova’s Time-to-Market Approach, our proprietary methodology, to deliver these services. We believe that our services allow our clients to gain competitive advantages by enabling them to penetrate existing markets, enter new markets, reduce operational costs, improve customer service, shorten product development cycles and enhance employee productivity. We focus on five industry markets — financial services, telecommunications, automotive, technology and healthcare.

Industry Background

  Growth of Business-to-Business Electronic Commerce

      The Internet is one of the fastest growing means of communication, reaching consumers and businesses globally. Companies are increasingly using the Internet to improve their core business processes, lower operating costs and acquire new competencies. Many companies have identified new offerings to extend and complement their existing products and services. Many other companies have adopted the Internet as the primary platform to conduct transactions with their customers, suppliers and business partners. International Data Corporation estimates that business-to-business transactions on the Internet will reach $1.14 trillion by 2003.

  Market for Strategic Internet Professional Services

      We believe that the Internet represents a revolutionary and powerful vehicle through which businesses and entire industries will conduct day-to-day operations. Rapidly changing markets, constantly evolving customer and supplier relationships, emergence of new technologies, geographically dispersed operations and demands for increased efficiencies are forcing companies to reevaluate their business models. As a result, many senior executives rank their Internet strategy among their highest corporate priorities.

      In order to take advantage of the opportunities presented by the Internet, businesses must use Internet-based applications that enable them to conduct sophisticated business transactions. Few businesses have the range of expertise and skills that are required to develop and maintain such applications. To develop effective Internet-based applications, companies need business strategists, Internet technology experts, creative designers and application developers. Given the increasing pressure to bring products and offerings to market quickly, training in-house employees to learn the requisite skills is impractical. In addition, hiring and maintaining a full-service staff of trained professionals can be inefficient and costly. Accordingly, many companies have chosen to outsource some or all of their Internet services requirements to outside professionals. These outsourcing needs have generated a dramatic demand for Internet professional services, which International Data Corporation estimates will grow from $7 billion in 1998 to $78.5 billion in 2003.

  Challenges in Selecting the Right Internet Professional Services Provider

      Increased demand for Internet professional services has attracted many firms to this market. We believe that only a few firms provide a comprehensive set of offerings. For example, many traditional information technology service providers do not have the creative skills required to create captivating web-based content and provide a favorable user-experience. Advertising and marketing firms typically lack the technical expertise and integration skills necessary to deliver the sophisticated software applications required to run increasingly complex business transactions. Strategy consulting firms lack Internet technology expertise, marketing perspective and implementation capabilities. In addition, many of these firms lack sufficient knowledge of their clients’ industries and business processes, an important ingredient to build effective applications. Furthermore, companies realize that their Internet strategy is constantly evolving, and often they are forced to simultaneously embark on several initiatives. Therefore, program management, or the ability to manage multiple projects and ensure an execution that is consistent with a company’s business goals, is critical to success.

      We believe that companies seeking to effectively capitalize on the Internet require and seek one firm that has a comprehensive suite of service offerings, such as strategy consulting, technology implementation and application maintenance capabilities. Furthermore, to be able to execute a rapid application deployment, the service provider must utilize an integrated methodology.

The SeraNova Solution

      SeraNova provides professional services that enable companies to take advantage of the Internet to improve their existing business processes and acquire new competencies. We design and deploy Internet-based software applications that facilitate a range of business-to-business activities such as procurement, sales and customer service over the Internet. Our services include strategy consulting, technology implementation and maintenance of Internet applications. We believe we have the necessary assets to build strategic Internet applications that enable our clients to achieve competitive advantages. These key assets include:

•	approximately 75 strategy consultants with strong expertise in business processes and substantial knowledge in specific industry markets;

•	approximately 800 technology professionals across seven global delivery centers;

•	information planning and program management experience;

•	knowledge of widely-used enterprise software applications and technologies;

•	SeraNova Time-to-Market Approach, a proprietary methodology that emphasizes constant innovation and enables rapid execution; and

•	internet application maintenance capabilities.

  SeraNova Time-to-Market Approach — A Structured and Proprietary Methodology.

      SeraNova Time-to-Market Approach is an integral part of our services offerings. The service model divides each client engagement into five well-defined phases — eStrategy, Discover, Plan, Implement and Optimize, which provides our consultants with a consistent, yet flexible approach. Our methodology identifies and prioritizes initiatives, rapidly delivers them to market, captures valuable market experience and feedback and immediately applies the feedback to refine the solution. We believe this process results in a competitive advantage to our clients. Often, we execute multiple initiatives within the same client project to effectively adapt to constantly changing markets. Our approach allows us to identify, retain and re-use valuable knowledge that we develop in client projects.

  Global Delivery Model

      Internet professional service providers must deploy professionals on a project in a timely manner and reduce the time it takes to develop software applications. SeraNova has built a network of global delivery centers spanning multiple time zones. These delivery centers enable us to engage in concurrent development and to have a virtual 24-hour work day on client projects. In order to quickly deploy the appropriate professional capabilities, we can select from our approximately 800 technology professionals in our seven global delivery centers. We have two delivery centers strategically located in the US — in Edison, New Jersey and Phoenix, Arizona. Also, we have a design center in Provo, Utah. Outside the US, we have one delivery center in each of the UK and Australia and three delivery centers in India. Our concurrent development capabilities enable us to significantly reduce development time for our clients.

Business Strategy

      We seek to be a leading Internet professional services provider that enables companies to utilize the Internet to improve their business processes. To that end, we are pursuing the following strategies:

•	Build Our Brand. We plan to establish and build recognition of the SeraNova name through an aggressive marketing strategy, which will emphasize our industry expertise, broad knowledge of business processes and our global delivery model. In addition, we intend to sponsor seminars and host roundtable discussions that will highlight our innovative Internet applications that we have developed for our clients.

•	Attract and Retain Outstanding Professionals. Our future growth and our ability to build meaningful competitive advantages for our clients are dependent on our ability to attract and retain highly skilled, dedicated and experienced professionals. We are committed to training and developing our professionals to meet the challenges of the fast-paced environment in which we perform. We attract business and technical professionals who are driven by a desire to work on strategic and technically leading-edge projects. We plan to retain and motivate our employees through competitive compensation packages, stock option grants and a culture that rewards teamwork and customer-orientation. We place great emphasis on training our employees and provide numerous career and personal improvement programs within SeraNova. We seek to reward employees based on merit.

•	Deepen Industry Expertise and Expand Business Process Offerings. We are investing to build superior practice groups along specific industry markets and business processes. We continue to enhance our capabilities in five target industry markets — financial services, telecommunications, automotive, technology and healthcare. Our business process offerings are focused on suppliers, partners, employees and customers. For example, our electronic procurement offering focuses on building strategy and Internet applications to facilitate transactions and communications between companies and their suppliers. Our interactive customer offering targets companies looking to conduct sales and provide customer service over the Internet. We believe our integrated approach, in which we combine business process expertise with industry specific knowledge allows our consultants to quickly formulate effective Internet strategies.

•	Further Penetrate Our Client Base. We seek to establish close and long term relationships with our clients. The Internet market is continuously and rapidly changing. In such an environment, our long lasting relationships with our clients become critical in developing sustainable competitive advantages for them. By working closely with our clients to define and enhance their Internet strategies, we believe we can help our clients effectively address challenges and seize opportunities. To further strengthen the relationships with our key clients, we continue to assemble a portfolio of client-driven service offerings. We believe such a focus results in client-satisfaction, follow-on engagements with existing clients and referrals for engagements with new clients.

•	Widen Our Global Presence. We have established a worldwide organization to support our customers’ global needs. Currently, in addition to the United States, we offer services in Europe, Australia, New Zealand, Thailand, India and the Philippines. Additionally, we intend to enhance our presence within the United States and certain global markets, as a result of demands from our existing clients, gaining new customers and through strategic acquisitions.

•	Provide Comprehensive Offerings. We provide an integrated set of services, including strategy consulting, creative design, technology implementation and maintenance of Internet-based software applications. By offering a portfolio of integrated services, we believe we reduce the development time and maximize the impact, quality, consistency and cost-effectiveness of these Internet applications for our clients. Our comprehensive offering also allows us to increase the potential size of a client project. We believe SeraNova is one of the very few Internet professional services providers that offer a seamless application management service. This offering allows us to continue our engagement beyond the implementation phase. When we maintain the applications, and update the website and related databases, we often learn of new client opportunities.

•	Refine and Enhance SeraNova Time-To-Market Approach and Solutions Frameworks. In all of our projects, we use the SeraNova Time-to-Market Approach, our proprietary methodology, enabling our team to formulate strategy, implement Internet applications in a rapid time-frame and maintain the application after deployment. We believe our approach allows us to reduce our implementation time, lower our costs and consistently deliver high quality results. We continue to refine these processes, resulting in further acceleration of the delivery of our services. We also continue to evaluate, identify, test and incorporate new technologies into our methodology. We believe that continuous enhancement of our methodology is critical to maintaining a competitive advantage in the market for Internet professional services.

Our Services

      We offer three types of services: strategy consulting, Internet-based application development and application management. These offerings represent our view of how successful Internet strategies and software applications are deployed.

  Strategy Consulting

      Changing market places and competitive pressures are forcing companies to pursue multiple Internet initiatives at the same time. Often companies pursue these initiatives in an isolated and uncoordinated manner. As a result, many companies fail to capitalize on the opportunity to integrate their Internet initiatives within a broader corporate strategy. Our strategy consultants work with clients to help them define their competitive positioning and tailor a strategy that is designed to provide competitive advantages. We utilize our industry experience and knowledge of specific business processes to formulate executable Internet strategies that are closely tied to the client’s overall business objectives and operations.

  Internet-based Application Development

      Our technology professionals utilize the strategic plan and recommendations from our strategy consultants and rapidly develop effective applications that are aimed at enabling one or more strategic business processes. These offerings are focused on four primary enterprise stakeholders: customers, suppliers, employees and business partners.

•	Customer Interaction Applications. We believe that the Internet offers our clients an opportunity to reach customers on a global basis and to target specific services and products based on their customers’ needs. The Internet allows companies to significantly reduce their customer acquisition costs. We design and implement customer focused applications that enable clients to engage in personalized interactions with their customers and prospects over the Internet. These applications allow our clients to establish long-term relationships with their customers, segment customers based on specific criteria, tailor their marketing efforts to individual customers, and rapidly grow their online customer base by attracting and serving prospects with relevant information.

•	Electronic Procurement Applications. The Internet has created an opportunity to re-engineer procurement processes. We have created new Internet-enabled procurement processes for businesses and implemented Internet-based applications that automate their online procurement cycle. We believe that these electronic procurement applications streamline clients’ procurement processes and deliver significant direct cost-savings to our clients.

•	Employee Services Applications. We have gained significant experience in designing and implementing Internet-based applications that provide employees with the relevant and timely information needed to effectively perform their job. In addition, we develop applications that help our clients provide a range of services over the Internet to their employees reducing certain of the company’s existing human resources costs.

•	Channel Management Applications. Our clients interact with multiple business partners like dealers, resellers and distributors. While the Internet can serve as a cost-effective channel for selling products and services within certain industries, it can often result in channel conflicts. For example, automotive manufacturers selling vehicles directly over the Internet can create a conflict with their dealer network. Through careful planning and execution, it is possible to resolve these conflicts and have the Internet and traditional channels co-exist and often complement each other. We build channel management applications that expand, integrate and manage multiple channels.

  Application Management

      As business processes become more complex, the Internet applications, websites and related databases that support these processes must be updated and their functionalities must be expanded. Application management is an integral part of our comprehensive offering. Following the deployment of an Internet solution, we provide comprehensive application management services including timely updates, application upgrades, additional application development, management of information systems and transition onto new technology platforms. These services improve our clients’ ability to dynamically adjust their business processes and effectively address changing market opportunities. We perform these functions from our delivery centers in Phoenix, Arizona, and Hyderabad, India.

      Our clients can choose to have our application management team work at their location or at our numerous support facilities, or we can provide 24-by-7 maintenance and support from our Internet Development Center located in Hyderabad, India. Most clients choose a combination of the above options to achieve the optimal set of services and cost savings. We typically do not host applications for our clients, unless requested to do so. SeraNova can perform the required application management services regardless of where the customer’s Internet applications are hosted.

Our Approach and Application Frameworks

  SeraNova Time-to-Market Approach

      We formulate an effective Internet strategy, design and rapidly deploy Internet applications for our clients. Our proprietary methodology, SeraNova Time-to-Market Approach, is comprised of five phases: eStrategy, Discover, Plan, Implement and Optimize.

•	eStrategy. In this phase, we identify enterprise business objectives, assess opportunities and risks and analyze the market and competition. Our strategy consultants help companies define the relevant criteria to improve their business processes, evaluate existing infrastructures and recommend an appropriate technology architecture. The eStrategy phase identifies multiple projects that can be executed simultaneously across the organization. Each of these projects then goes through the next four phases: Discover; Plan; Implement; and Optimize. One of the key components of eStrategy is the program management function that allows our team to manage multiple projects.

•	Discover. In this phase we define the requirements and scope for a specific project. Based on our client’s objectives, SeraNova professionals help our clients define the appropriate technology architecture and choose relevant software packages.

•	Plan. During this phase the project team creates an initial layout and subsequent plan to deploy the Internet applications. The project team carefully plans development objectives and testing criteria.

•	Implement. In this fourth phase, we build and deploy Internet applications through incremental releases. Our project team performs rigorous testing on each release to ensure proper function and reliability.

•	Optimize. This final phase coincides with the application management offering. Some of the activities we engage in during our Optimize phase include return on investment analyses, application support, website and database updates, maintenance and performance reviews.

[THE SERANOVA TIME-TO-MARKET APPROACH CHART]

  Application Frameworks

      Application frameworks are sets of guidelines for the implementation of specific business processes such as procurement, sales or customer service. By incorporating our experience in developing interactive and integrated Internet-based software applications for our clients, we bring our cumulative expertise to client engagements, allowing us to leverage our knowledge for the benefit of our clients. We believe that these frameworks result in faster and more efficient application implementation.

Case Studies

      In 1999, SeraNova worked with Global 5000 companies as well as emerging Internet-startups. The following case studies illustrate the challenges faced by these companies and the solutions we have provided to address these challenges. Volkswagen and LiquidPrice.com were top ten customers in terms of revenue in 1999.

     Volkswagen of America: New Product Launch

      Volkswagen of America, Inc. markets a full line of Volkswagen and Audi vehicles manufactured at company plants in Germany and Mexico. In the fall of 1997, Volkswagen of America sought to expand its Internet presence in preparation for the launch of its new Beetle in January 1998. Volkswagen saw the Internet as the perfect new medium to redefine its brand identity, to transform its customer acquisition process and to generate new and sustainable demand.

      Our automotive practice began working with Volkswagen’s Interactive Marketing group to reposition Volkswagen’s brand and communication identity. Following a market assessment of Volkswagen’s target audience and positioning strategy, our team executed extensive functional re-design of its website including building comparitors to compare different models, an online commerce platform and an innovative configurator for the new Beetle model. These applications were integrated with Volkswagen’s internal business processes such as product planning and inventory management. We believe our solutions enabled Volkswagen to achieve a significant online milestone. Both the number of visits to Volkswagen site and the time spent per visit have doubled (almost 24,000 visits a day) since the launch of the new site. At present, we are working on multiple electronic commerce initiatives with Volkswagen, including an on-line buying system that is integrated with the sales and distribution systems of Volkswagen and its dealer network.

LiquidPrice.com: Online market place connecting buyers, merchants and manufacturers

      In July 1999, LiquidPrice.com sought to re-define the business of shopping for new products. Their portal would not only fill a growing need for the buyers — “hassle-free shopping at the best price,” but would significantly expand the presence of traditional merchants and add tremendous efficiency to the manufacturers’ channel management. Buyers can choose their target purchase items from an extensive catalog of products; and the merchants and manufacturers can bid for the buyers’ business.

      LiquidPrice.com was on a critical path to launch the site in the United States by the 1999 Christmas holiday season. Engaged by LiquidPrice.com in August 1999, our team moved quickly to outline the positioning and created a strategic framework to take them from “idea” to “launch.” A four-week eStrategy session yielded a complete set of functional requirements. In the following six weeks, a team of strategy, creative and technology professionals built and launched the first version of the site. At present, we are building the second version of the site with complete business-to-business integration among merchants, manufacturers and distribution agents.

Clients

      We have provided professional services to a variety of clients worldwide in a range of industries. The following were our top 14 clients in 1999, each of which represented in excess of $50,000 of revenue during such year. American Express, Philippines Long Distance Telecom and Volkswagen of America accounted for approximately 28%, 9% and 5% of our revenues in 1999, respectively.

Financial Services	Telecommunication	Automotive

American Express	Philippines Long Distance	Volkswagen of America
	Bell Atlantic	Audi of America
	US Cellular	Subaru of America
New Zealand Telecom
CLEAR Communications

Technology	Internet Start-ups	Healthcare

Hewlett Packard	LiquidPrice.com	Medical Internet Solutions
3 COM
Novell

Sales and Marketing

      Our sales process is strategic, targeted and comprehensive. Once an opportunity is identified, a sales manager, accompanied by the appropriate industry-market expert and a business process specialist, present a market analysis and business scenario to the client team. We believe a consultative sales process yields more value for our clients and allows us to capitalize on additional opportunities with the client.

      Our marketing efforts include communicating with existing customers and developing relationships with new customers through referrals, requests for proposals, responses to customer-initiated contacts and contacts initiated by us with desired customers. A critical focus for us is to build a visible identity among our customers, prospects and employees. To that end, we have retained Mueller Shields, a leading sales and marketing consulting firm to enable us achieve these goals. In addition, they are helping extensively in generating qualified leads and closing sales. We are seeking to expand the size and enhance the quality of our sales force. By hiring additional highly qualified sales personnel, we intend to increase direct sales, build market awareness, establish name recognition and promote our reputation as a high-quality, comprehensive Internet professional services provider.

      The length of the sales cycle varies depending on the type of service and size of customer, typically ranging from approximately one to three months. Our direct sales representatives generally have several years of sales experience in the Internet professional services industry.

People and Culture

      As of June 30, 2000, we employed 720 client-team professionals worldwide. They included strategy consultants, creative designers, technical architects and application development specialists. Our non-client staff included approximately 87 in sales, 100 in services support and 146 in administrative and management functions. None of our employees is represented by a labor union. Substantially all of our employees have executed non-competition agreements.

      We recognize that our employees are key to our future success. This future success is based on (1) an effective recruiting program that attracts intelligent, creative and entrepreneurial individuals, (2) a strong and coherent corporate culture, (3) an effective career management program and (4) equity-ownership by our employees. Substantially all of our employees participate in our employee stock option program.

Recruiting

      We have dedicated significant resources to our recruiting efforts. From time to time, we use certain recruiting consultants to assist our staff recruiters. Our recruiting efforts are targeted at four levels of professionals: executives, industry experts, technical and creative personnel. We have designed specific career development programs for strategy consultants, technical experts and creative professionals within our company. We aggressively train and provide numerous career and personal improvement programs.

Administrative and Support Services

      While SeraNova has its own independent support staff for critical functions such as sales, marketing and recruiting, we anticipate in the short term, Intelligroup will provide a range of support services. For further details, please see Intercompany Service Agreements discussed elsewhere in this registration statement.

Competition

      We compete in rapidly changing markets that are intensely competitive and highly fragmented. We compete, directly and indirectly, with a variety of national and regional companies, such as

•	Internet professional service providers, including Sapient, Scient, Viant, Proxicom, iXL and Razorfish.

•	Large systems integrators and consulting firms, such as Andersen Consulting and the consulting units of “Big Five” accounting firms.

•	General management consulting firms, such as McKinsey & Co., Bain & Company and Boston Consulting Group.

      We believe that the principal competitive factors in the market for Internet services include technical expertise, breadth of service offerings, reputation, financial stability and price. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors’ innovations by continuing to enhance our service offerings and expand our sales channels. Any pricing pressure, reduced margins or loss of market share resulting from our failure to compete effectively could materially affect our business.

      Many of our current and potential competitors have longer operating histories and substantially greater financial, marketing, technical and other resources. Some of these competitors have a greater ability to provide services on a national or international basis and may be able to adapt more quickly to changes in customer needs or to devote greater resources to providing Internet professional services. Such competitors may attempt to build their presence in our markets by forming strategic alliances with other competitors or our customers, offering new or improved products and services to our customers or increasing their efforts to gain and retain market share through competitive pricing. Some companies have developed particularly strong reputations in niche service offerings or local markets which may provide them with a competitive advantage. In addition, competition for quality technical personnel has continued to intensify, resulting in increased personnel costs. Such competition has adversely affected, and is likely to continue to adversely affect, our gross profits, margins and results of operations. Furthermore, we believe the barriers to entry into our markets are relatively low, which enable new competitors to offer competing services. See “Risk Factors — There is Intense Competition in the Internet Services Market.”

      We believe that we compete successfully by offering comprehensive solutions for our customers. We provide creative, leading-edge, comprehensive Internet professional services to help our customers expand their businesses and maintain their competitive advantage through Internet-driven opportunities. We also believe that we distinguish ourselves on the basis of our strategic thinking, technical expertise, competitive pricing, our 24x7 global delivery model and our ability to understand our customers’ needs.

Facilities

      SeraNova leases various office facilities under operating leases expiring at various dates through December 31, 2005 (See Notes to the Financial Statements). Also, we are currently permitted to occupy and use various office space pursuant to the terms of a space sharing agreement with Intelligroup. Our principal executive offices are located in Edison, New Jersey. Our headquarters includes sufficient space for certain of our sales and technical staffs and our marketing, administrative, finance and management personnel. We maintain offices in the following locations:

United States	Europe	Asia Pacific

Edison, New Jersey Foster City, California Phoenix, Arizona Rosemont, Illinois Auburn Hills, Michigan Provo, Utah Fayetteville, Georgia	United Kingdom	Australia New Zealand Philippines Thailand India Hong Kong

      We believe that our existing facilities are adequate to meet our current needs and that suitable additional or alternative space will be available in the future on reasonable terms as needed.

Intellectual Property Rights

      We do not have and do not rely on registered trademarks or patents to protect our proprietary information. Instead, we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions.

      We have developed specific processes, methodologies and tools underlying the SeraNova Time-To-Market Approach. We can not guarantee that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our intellectual property.

Legal Proceedings

      There are currently no material legal proceedings pending to which we are a party or to which any of our property is subject.

MANAGEMENT

Directors, Executive Officers and Key Employees

      The following individuals serve on our board of directors and/or as our executive officers or key employees. Our board of directors may appoint additional executive officers from time to time.

Name	Age	Position(s)

Rajkumar Koneru	30	Chairman, Chief Executive Officer and President

Ravi Singh	41	Chief Financial Officer, Executive Vice President and Director

Rajan Nair	31	Chief Operating Officer

Nagarjun Valluripalli	31	Director

Richard Bevis	50	Vice President, Marketing

Tarun Chandra	33	Vice President, Corporate Strategy

Ashok Roy	28	Vice President, Business Development

James E. Abbott	41	Director

      All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. All of our executive officers are elected annually by the board of directors and serve at the discretion of the board of directors and until their successors are elected and qualified.

      Rajkumar Koneru has been the Chief Executive Officer of SeraNova since its formation in September 1999. Mr. Koneru joined our parent company, Intelligroup, in 1994 when his company Oxford Systems merged with Intelligroup. He has served as the Chief Executive Officer of Intelligroup from November 1997 to April 1998, and from May 1999 to January 2000. Mr. Koneru led the reorganization of Intelligroup resulting in two separate businesses — ASP Plus and SeraNova. Mr. Koneru has led SeraNova’s strategic direction and growth over the last three years. He also serves as the Chairman of the Board of Directors of IndiaInfo.com Private Limited and Visual Interactive, Inc. Mr. Koneru graduated from the Birla Institute of Technology and Science with a Masters degree in Management Studies.

      Ravi Singh has served as our Chief Financial Officer since September 1999. Mr. Singh has eighteen years of investment banking and senior management experience, including eleven years in investment banking, focused on technology and emerging growth companies. Before joining SeraNova, from July 1998 to September 1999, Mr. Singh was a Managing Director and Head of Technology Investment Banking at Punk Ziegel & Company in New York. From 1996 to July 1998, before joining Punk Ziegel, Mr. Singh was Managing Director of Forbes & Walker Inc., a New York and Toronto based private equity investment firm. Prior to that, from July 1992, Mr. Singh was a General Partner and Managing Director of SG Cowen in New York. Before joining SG Cowen, Mr. Singh was a Manager in Coopers & Lybrand’s New York practice. Mr. Singh is a member of the Board of Directors of SeraNova. He also serves on the Board of Directors of Bacon Felt Company in Taunton, MA. Mr. Singh received his MBA from Columbia University.

      Rajan Nair has served as the Chief Operating Officer of SeraNova since December 1999. Since joining Intelligroup in February 1997, Mr. Nair has been instrumental in building the sales force and delivery team for Intelligroup’s Internet Services unit. From January 1999 to December 1999 he was the Vice President of Intelligroup’s Internet Services unit. In December 1999 Mr. Nair was appointed as the Chief Operating Officer of SeraNova. Prior to that, from August 1995 to February 1997, he was a Principal with Computer Sciences Corporation’s national SAP practice. From February 1994 to August 1995, Mr. Nair was a Senior Consultant with Deloitte & Touche. Mr. Nair received his bachelor’s degree from Bombay University in India.

      Nagarjun Valluripalli served as Secretary and Treasurer of SeraNova from July 1999 to July 2000 and remains a member of its Board of Directors. Mr. Valluripalli joined Intelligroup in 1994 when his company Oxford Systems merged with Intelligroup and currently serves as Chairman and Co-Chief Executive Officer of Intelligroup. Prior to founding Intelligroup, Mr. Valluripalli was a regional sales manager for Satya Electronics. He received a Masters in Technology from Birla Institute of Technology and Science in 1990.

      Richard Bevis has served as the Vice President of Marketing at SeraNova since September 1999. Mr. Bevis served as the Director of Marketing for Intelligroup from February 1999 to September 1999. Prior to that, Mr. Bevis served in various capacities at multiple technology companies. He was Vice President of Marketing at Planetworks from 1997 to 1999. From 1990 to 1994, Mr. Bevis managed the Consulting Partners Program at Novell and was a Group Marketing Manager at Unix System Laboratories. Mr. Bevis has a B.Sc. degree in Physics and Math from the University of Liverpool and an MBA in Information Systems from Pace University.

      Tarun Chandra is the Vice President of Corporate Strategy at SeraNova. Prior to joining SeraNova in October 1999, Mr. Chandra spent eight years on Wall Street. Most recently, from 1997 to 1999 he was a Partner and Senior Analyst with Punk, Ziegel & Company, a technology and healthcare investment banking boutique in New York, where he covered IT services and Internet companies. Mr. Chandra has an MBA in Finance from the University of Detroit, and an M.S. in information systems from Pace University.

      Ashok Roy has been the Vice President of Business Development at SeraNova since September 1999. Mr. Roy is responsible for SeraNova’s business development with respect to Internet-based companies and acquisitions. Mr. Roy joined Intelligroup in December 1997 to lead Intelligroup’s mergers and acquisition efforts. Prior to joining Intelligroup, Mr. Roy was an investment banker at Broadview Associates. He received his MBA from the Wharton School and a Bachelor of Technology degree from the Indian Institute of Technology.

      James E. Abbott has been a partner in the New York law firm of Carter, Ledyard & Milburn since 1993. Prior to becoming a partner, Mr. Abbott was an associate in the same firm beginning in 1984.

      The board of directors has a compensation committee, which approves salaries and incentive compensation for our executive officers and administers our stock plan. The compensation committee currently consists of Messrs. Koneru and Singh. Upon the election of three independent directors, we expect that our compensation committee will consist of Mr. Koneru and one or more of the independent directors. The board of directors also has an audit committee, which reviews the results and scope of the audit and other services provided by our independent accountants. The audit committee currently consists of the entire board. Nasdaq has granted to us a temporary exception to the independent director and audit committee requirements as set forth under Marketplace Rules 4460(c) and 4460(d), respectively. Such exception expires 90 calendar days following the first day of trading on the Nasdaq National Market. Upon the election of three independent directors, we expect that our audit committee will consist of at least three independent directors.

Directors’ Compensation

      Currently, we do not provide our directors with cash compensation for their services as members of our board of directors. However, we anticipate that we will compensate each non-employee member of the Board with cash compensation and stock option grants upon his or her election to the Board of Directors. James E. Abbott, who was elected to the Board effective October 13, 2000, received on that date an option to purchase 50,000 shares of SeraNova common stock at a price of $3.275 per share. In December 1999, we granted Mr. Nagarjun Valluripalli options to purchase 300,000 shares of SeraNova’s common stock at an exercise price of $6.51 per share.

Executive Compensation

      The following table sets forth certain information concerning compensation paid by Intelligroup for services in all capacities awarded to, earned by or paid to our chief executive officer and each of our other executive officers whose aggregate salary and bonus exceeded $100,000 during the year ended December 31, 1999 or would have exceeded $100,000 had they served the entire year (collectively, the “Named Executives”):

SUMMARY COMPENSATION TABLE

				Long-term
				compensation
				awards

		Annual compensation		Securities
				underlying
Name and Principal Position(s) with Intelligroup	Year	Salary	Bonus	options*

Rajkumar Koneru	1999	$252,798	$—	777,938
Chairman, Chief Executive Officer and President

Ravi Singh	1999	75,803	—	466,763
Chief Financial Officer

Rajan Nair	1999	200,126	81,126	466,763
Chief Operating Officer

*	Shares of SeraNova common stock.

Option Grants in 1999

      The following table sets forth information concerning individual grants of options to purchase SeraNova common stock made during the year ended December 31, 1999 to each of the Named Executives:

OPTION GRANTS IN LAST FISCAL YEAR

	Individual grants				Potential realizable
					value at assumed annual
	No. of	% of total			rates of stock price
	shares	options	Exercise		appreciation for option
	underlying	granted to	price		term(4)
	options	employees in	per	Expiration
Name	granted(1)	1999(2)	share(3)	date	5%	10%

Rajkumar Koneru	777,938	24.0%	$2.52	9/15/09	$1,232,887	$3,124,379

Ravi Singh	466,763	14.4	2.52	9/15/09	739,732	1,874,628

Rajan Nair	466,763	14.4	2.52	10/1/09	739,732	1,874,628

(1)	One-third of these options became exercisable on March 15, 2000 and the balance of the options are becoming exercisable in equal monthly amounts over a 30-month period after March 31, 2000.

(2)	Based on 3,236,092 shares reserved for issuance upon the exercise of options granted to employees during 1999.

(3)	The exercise price equals the fair market value of the common stock as of the grant date as determined by the board of directors.

(4)	The potential realizable value is calculated based upon the term of the option at the time of grant (10 years). Assumed stock price appreciation of 5% and 10% is based on the fair value at the time of grant.

AGGREGATED OPTION EXERCISES IN 1999

AND 1999 YEAR-END OPTION VALUES

		Number of
		shares underlying		Value of unexercised
		unexercised options		in-the-money options
		at fiscal year-end		at end of 1999(1)
	Shares acquired
Name	on exercise	Vested	Unvested	Vested	Unvested

Rajkumar Koneru	-0-	—	777,938	$—	$3,103,973

Ravi Singh	-0-	—	466,763	—	1,862,384

Rajan Nair	-0-	—	466,763	—	1,862,384

(1)	Based on a year-end fair market value of the underlying securities equal to $6.51 per share less the exercise price per share for such shares. The year-end fair market value of the common stock was determined in good faith by the board of directors of SeraNova.

1999 Stock Plan

      The 1999 Stock Plan was adopted by the board of directors, approved by Intelligroup, as our sole shareholder prior to the spin-off, and became effective on December 1, 1999. The 1999 Stock Plan shall remain in effect until terminated by the board of directors. As of December 31, 1999, a total of 5,000,000 shares of common stock were reserved for issuance upon the exercise of options or the grant of restricted stock awards or stock awards under the 1999 Stock Plan. However, the total number of shares reserved for issuance under the 1999 Stock Plan will be automatically increased in the event such number of shares represents less than 20% of the outstanding shares of our common stock on December 31 of any future year. Those eligible to receive stock option grants, restricted stock awards and stock awards under the 1999 Stock Plan include employees, non-employee directors and consultants. The 1999 Stock Plan is administered by the compensation committee of our board of directors.

      Subject to the provisions of the 1999 Stock Plan, the committee has the discretion to determine the optionees and/ or grantees, the type of options or awards to be granted, the vesting provisions, the terms of the grants and other related provisions as are consistent with the 1999 Stock Plan. The exercise price of an incentive stock option may not be less than the fair market value per share of the our common stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the voting power of all classes of our capital stock, not less than 110% of the fair market value per share on the date of grant. The exercise price of a non-qualified stock option may not be less than 85% of the fair market value per share of our common stock on the date of grant. Prior to the spin-off, the fair market value was determined by the board of directors in good faith. Since the spin-off, the fair market value is being determined in accordance with the closing sales price of our common stock as quoted on the Nasdaq National Stock Market. In addition, the 1999 Stock Plan allows for the grant of restricted stock awards and stock awards subject to the restrictions and conditions as the compensation committee may determine at the time of grant.

      The term of each stock option granted under the 1999 Stock Plan shall be stated in the applicable option agreement, provided, however, in the case of incentive stock options, the term shall be no more than ten years from the date of grant, subject to earlier termination upon or after a fixed period following the optionee’s death, disability or termination of employment with us. The term of any options granted to a holder of more than 10% of our capital stock may be no longer than five years. Options granted under the 1999 Stock Plan to our employees will vest in the manner determined by our board of directors. Typically, options are not assignable or otherwise transferable except by will or as per the laws of descent and distribution. The compensation committee, however, may in its discretion provide that certain options may be transferred to one or more transferees provided certain conditions are satisfied. In the event of a merger or consolidation of us with or into another corporation or the sale of all or substantially all of our assets in which the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to provide accelerated vesting of outstanding options.

      As of September 30, 2000, there were options to purchase 1,856,183 shares of common stock at a weighted average exercise price per share of $7.50 outstanding under this plan.

      In addition, there are 15 currently outstanding options outside the plan to purchase an aggregate of 3,226,895 shares of common stock. These options include the grants to the Named Executives described above. The weighted average exercise price of these options is $3.25 per share.

Employment Agreements

      We have entered into employment agreements with each of our executive officers.

      We have an employment agreement with Rajkumar Koneru, our President, Chief Executive Officer and Chairman of the Board, which expires September 9, 2002. Such employment agreement automatically renews for additional successive one-year terms unless otherwise terminated by either party upon 60 days written notice prior to the expiration of the term then in effect. The annual salary provided under this agreement is $350,000 together with an annual bonus of not less than $150,000 per year. In the event of termination without cause, the agreement provides for Mr. Koneru to receive his annual base salary for the full term of such agreement, as well as continued coverage under all of our benefit plans, programs and policies to the extent required by law. Additionally, the agreement provided for the grant of options to purchase 777,938 shares of our common stock at $2.52 per share which was equal to the fair market value per share of our common stock as of the grant date as determined by the board of directors. One third of such options vest on March 15, 2000 and the remaining options vest in equal monthly amounts over a 30 month period thereafter. Additionally, Mr. Koneru has agreed that during the term of his agreement and for one year thereafter, he will not interfere with our customer relationships or solicit our executives or affiliates.

      We have an employment agreement with Ravi Singh, our Chief Financial Officer, which expires September 9, 2002. Such employment agreement automatically renews for additional successive one-year terms unless otherwise terminated by either party upon 90 days written notice prior to the term then in effect. The annual salary provided under this contract is approximately $250,000 together with an annual bonus of not less than $100,000 per year. In the event of termination without cause, the agreement provides for a severance payment equal to one year of salary, bonus, benefit payments and coverage. Additionally, the agreement provided for the granting of options to purchase 466,763 shares of our common stock at $2.52 per share which was equal to the fair market value per share of our common stock as of the grant date as determined by the board of directors. One third of such options vest on March 15, 2000, and the remaining options vest in equal monthly amounts over a 30 month period thereafter. Mr. Singh has agreed that during the term of this agreement and, in the event his employment is terminated for cause, permanent incapacity or by Mr. Singh without good reason, then for a period of one year thereafter, he will not compete with us. Mr. Singh has also agreed that during the term of his agreement and for one year thereafter, he will not interfere with our customer relationships. The agreement also provides that Mr. Singh maintain the confidentiality of information about us and our business. Additionally, Mr. Singh has agreed to assign and transfer to us all his title and right to inventions and works in our business.

      We have an employment agreement with Rajan Nair, our Chief Operating Officer. The annual salary provided under this agreement is $250,000. Either party may terminate the agreement without cause upon 30 days written notice. In the event of termination without cause, the agreement provides for severance payment equal to six months salary. The agreement provides that Mr. Nair maintain the confidentiality of our information and our business. Mr. Nair has also agreed to assign and transfer to us all of his title and right to inventions and works in our business. Additionally, during the term of the agreement and for one year thereafter, Mr. Nair has agreed not to solicit or accept similar business from our customers or prospective customers, interfere with our customer relationships or solicit our executives and individual contractors.

      In addition to the foregoing agreements, we have executed agreements with each of our employees, whereby each employee agrees to maintain the confidentiality of our information and to assign inventions to us.

Compensation Committee Interlocks and Insider Participation

      During the year ended December 31, 1999, the compensation of our executive officers was determined by the compensation committee. The compensation committee was established by the board of directors on September 10, 1999. The compensation committee consists of Messrs. Koneru and Singh. Upon the election of three independent directors, we expect that our compensation committee will consist of Mr. Koneru and one or more of the independent directors. Mr. Koneru also serves on the compensation committee of the Intelligroup board of directors which, among other things, determines the compensation of Mr. Valluripalli, a member of our board of directors. See “Management — Employment Agreements” and “Certain Transactions.”

Indemnification of Directors and Officers

      Our certificate of incorporation and by-laws provide that SeraNova is authorized to indemnify our directors and officers to the fullest extent authorized under New Jersey law. We intend to enter into indemnification agreements with each of our directors and officers providing for indemnification of such directors and officers to the fullest extent permitted by applicable law.

THE SPIN-OFF AND OUR RELATIONSHIP WITH INTELLIGROUP

Reasons for the Spin-off

      The spin-off has allowed us to focus solely on our Internet professional services business which requires a sales and marketing effort that is distinct from Intelligroup’s. In addition, we believe that we are able to raise capital more easily and provide better incentives for our employees as a separate publicly-traded Internet services company. The spin-off has enabled us and Intelligroup to conduct business with each other’s competitors and to invest in or acquire complementary businesses that will potentially solidify our competitive position in the market for Internet professional services. The spin-off also allows Intelligroup to focus on its core business relating to the implementation of enterprise resource planning software and as an application service provider.

Manner of Effecting the Spin-off

      The spin-off was effected on July 5, 2000 by a stock dividend paid to each holder of record of Intelligroup common stock on that date. The spin-off ratio was one share of SeraNova common stock for every one share of Intelligroup common stock outstanding on the spin-off record date.

      As a result of the spin-off, SeraNova became a separate, publicly-traded company and Intelligroup continues to own and operate its other business.

Contractual Arrangements

      We entered into a number of agreements with Intelligroup which became effective January 1, 2000. We believe that the terms of these agreements equitably reflect the benefits and costs of our ongoing relationship with Intelligroup. However, as a result of Intelligroup’s ownership interest in SeraNova, the terms of such agreements were not the result of arm’s-length negotiations.

  Contribution Agreement

      The assets and liabilities of Intelligroup’s Internet services business were transferred by Intelligroup and certain of its subsidiaries to SeraNova on January 1, 2000. SeraNova and Intelligroup have agreed to execute and deliver such further assignments, documents of transfer, deeds and instruments as may be necessary for the more effective implementation of such transfers.

      Some post-closing assignments and transfers may require consent by third parties and various filings, approvals or recordings with governmental entities. Some permits or licenses may require reapplication by us, and the reissuance in our name. If consent to the assignment or reissuance of any contract, license or permit being transferred is not obtained, SeraNova and Intelligroup will seek to develop alternative approaches so that, to the maximum extent possible, we will receive the benefits of the contract, license or permit and will discharge the duties and bear the costs and risks under the contract, license or permit. We will bear the risk that the alternative arrangements will not provide us with the full benefits of the contract, license or permit. We and Intelligroup, however, believe that all necessary consents and reissuances that are material to us have been obtained.

  Services Agreement

      Prior to Intelligroup’s transfer of its Internet services business to us on January 1, 2000, Intelligroup’s administrative personnel provided support services for our business. We have entered into a services agreement with Intelligroup under which Intelligroup will continue to provide to us certain general and administrative functions. We believe that our services agreement with Intelligroup minimizes the possibility of disruption of such functions for the foreseeable future.

      The initial term of the services agreement is for a period of one year beginning on January 1, 2000. The services agreement shall automatically renew for additional consecutive one-year periods unless either party gives notice of its intent not to renew at least 60 days prior to the end of the then expiring term. The services agreement can be terminated by either party upon 30 days written notice.

      General and Administrative Services and Expenses. Under the terms of the services agreement, we have agreed with Intelligroup: (1) to share certain general and administrative expenses; and (2) for Intelligroup to provide us with other general and administrative services in exchange for a fixed fee. The general and administrative expenses that we have agreed to share with Intelligroup include payroll costs for shared employees, utilities costs, equipment expenses, taxes and office supplies.

      The services that Intelligroup has agreed to provide to us for a fee are:

•	Administrative services, including reception services, 401(k) plan maintenance and travel administration;

•	Tax services, including preparation and filing of corporate tax returns, assistance with tax compliance and accounting for taxes, and supervision of audits and other proceedings and litigation;

•	Human resources services, including advice and assistance relating to employee benefits, facilitation of government/regulatory reporting and assistance with compliance issues; and

•	Management information systems services, including operational and technical support for telephones and voice mail.

      Our Cost of Fee-Based Services. Our cost for administrative services provided by Intelligroup is approximately $30,000 per month.

      Reasons for the Agreement. We believe that the most cost-efficient and least disruptive way to obtain the administrative support services we require is for Intelligroup to continue to provide such services to us on a fee basis as described above rather than based on the actual hours spent by Intelligroup personnel providing such services. It would be difficult, if not impossible, to determine the portion of time spent by Intelligroup’s employees on functions pertaining only to our business or only to Intelligroup’s business. For example, the provision of technical support services for internal operating systems, inputting and processing data, recruiting of personnel, administration of employee benefit plans that pertain to both companies and government reporting would be difficult to allocate.

      Direct Expenses. Except for the services provided on our behalf by Intelligroup pursuant to the services agreement and the other agreements described below, we are responsible for providing or otherwise obtaining all of the necessary administrative, management and support services required to conduct our business, all of which were previously provided or obtained by Intelligroup. The direct expenses include executive compensation, personnel salaries and benefits for our employees.

  Space Sharing Agreement

      We have entered into a space sharing agreement with Intelligroup providing for the sharing by Intelligroup and us of Intelligroup’s office facilities, including the office facilities located in Edison, New Jersey at which our and Intelligroup’s principal executive offices are located. We and Intelligroup believe that it is beneficial for us to continue to be located within Intelligroup’s corporate headquarters and branch office facilities due to economies of scale.

      Under the space sharing agreement, the costs associated with the leasing and maintaining facilities are, in general, allocated between Intelligroup and us on the basis of actual use of floor space.

  Tax Sharing Agreement

      We have entered into a tax sharing agreement with Intelligroup that governs the allocation between us of federal, state, local and foreign tax liabilities and related tax matters, such as the preparation and filing of tax returns and the conduct of audits and other tax proceedings, for taxable periods before and after the spin-off.

      In general, the tax sharing agreement provides for, among other things, that:

•	each of Intelligroup and SeraNova are responsible for their respective tax liabilities and receive their respective tax benefits relating to the taxable periods prior to the spin-off as allocated by the agreement;

•	Intelligroup is responsible for, and will indemnify us against, its tax liabilities for taxable periods ending prior to the date of the spin-off; and

•	we are responsible for, and will indemnify Intelligroup and its subsidiaries against, our tax liabilities for taxable periods beginning on or after the date of the spin-off.

      In addition, Intelligroup will be liable for, and will indemnify us against, all tax liabilities incurred by us as a result of any event, action, or failure to act, wholly or partially within the control of Intelligroup or any of its subsidiaries, including any event, action or failure to act that results in a breach of any representation made to the Internal Revenue Service, or any other event related to the acquisition of Intelligroup stock, resulting in taxes imposed on us with respect to any action taken pursuant to the spin-off or any related transaction. We will be liable for, and will indemnify Intelligroup and its subsidiaries against, all tax liabilities incurred by Intelligroup or any of its subsidiaries as a result of any event, action, or failure to act wholly or partially within our control, including any event, action or failure to act that results in a breach of any representation made to the Internal Revenue Service, or any other event related to the acquisition of our stock, resulting in taxes imposed on Intelligroup or any of its subsidiaries with respect to any action taken pursuant to the spin-off or any related transaction.

Potential Conflicts with Intelligroup

      As a result of our relationship with Intelligroup, including our promissory note with Intelligroup, conflicts may develop between Intelligroup and us and such conflicts may not be resolved in our favor. For some examples of potential conflicts, see “Risk Factors — Potential Conflicts with Intelligroup May Not Be Resolved in Our Favor.”

      Our agreements with Intelligroup provide procedures for resolving any disputes arising out of or relating to such agreements. Generally, the procedure establishes that the parties shall first attempt to negotiate in good faith a resolution of the dispute. If the parties fail to amicably resolve the dispute, either party may submit the dispute to binding arbitration.

      We may enter into material transactions and agreements with Intelligroup in the future in addition to those described above. The SeraNova board will utilize such procedures in evaluating the terms and provisions of any material transactions between Intelligroup or its affiliates and us as the board may deem appropriate in light of its fiduciary duties under state law. Depending on the nature and size of the particular transaction, in any such evaluation, the board may rely on management’s statements and opinions and may or may not utilize outside experts or consultants or obtain independent appraisals or opinions.

      Two of our three directors are also directors of Intelligroup. Rajkumar Koneru, our Chairman, President and Chief Executive Officer resigned as an officer of Intelligroup in January 2000. Mr. Koneru will remain a director of Intelligroup. Nagarjun Valluripalli, a member of our board also serves as Co-Chief Executive Officer of Intelligroup. Our directors who are also directors of Intelligroup may have conflicts of interest with respect to matters potentially or actually involving or affecting Intelligroup and us, such as acquisitions, financing and other corporate opportunities that may be suitable for Intelligroup and us. To the extent that such opportunities arise, such directors may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such director in his capacity as our director, whether such opportunity is within our line of business or consistent with our strategic objectives and whether we will be able to undertake or benefit from such opportunity. In addition, determinations may be made by the board, when appropriate, by the vote of the disinterested directors only. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in our favor.

CERTAIN TRANSACTIONS

      We have a loan payable to Intelligroup currently in the amount of $11.6 million. Under the terms of the promissory note evidencing the loan, we are obligated to pay Intelligroup the balance of principal and interest on the note in installments on and before July 31, 2001. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Under Intelligroup’s current credit facility, Intelligroup will no longer be able to fund our operations.

PRINCIPAL SHAREHOLDERS

      The following table sets forth as of November 1, 2000, certain information regarding beneficial ownership of our common stock by:

•	each person or group of affiliated persons known to us to be the beneficial owner of more than 5% of the outstanding shares of common stock;

•	each director;

•	each Named Executive; and

•	all directors and executive officers as a group.

      The address for each director and officer is c/o SeraNova, Inc., 499 Thornall Street, Edison, New Jersey 08837.

Name	Shares(1)		Percentage(2)

Rajkumar Koneru	2,616,950	(3)	14.6%

Nagarjun Valluripalli	2,277,221	(4)	13.0

Ashok Pandey	2,080,083	(5)	11.9

Capital Guardian Trust Company(7)	1,199,000	(6)	5.0

Ravi Singh	251,118	(7)	1.4

Rajan Nair	186,705	(7)	1.1

James E. Abbott	-0-		—

Richard Bevis	18,470	(8)	*

Tarun Chandra	120,514	(9)	*

Ashok Roy	103,745	(7)	*

All directors and executive officers as a group (eight persons)	5,574,723	(10)	29.9

*	Less than 1%.

(1)	Beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has a right to acquire, or will first have a right to acquire within 60 days after November 1, 2000, through the exercise of any stock options. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power with respect to all shares of common stock listed as owned by such person or entity.

(2)	Based upon 17,460,803 shares of SeraNova common stock outstanding as of November 1, 2000.

(3)	Includes 418,530 shares of common stock issuable upon the exercise of options.

(4)	Includes 75,000 shares of common stock issuable upon the exercise of options.

(5)	The address for Ashok Pandey is c/o Intelligroup, Inc., 499 Thornall Street, Edison, New Jersey 08837. Includes 603,755 shares held in trust as to which Mr. Pandey, or co-trustee shares voting and dispositive power.

(6)	The address for Capital Guardian Trust Company is 11100 Santa Monica Boulevard, Los Angeles, California 90025-3384. The information set forth in the table concerning Capital Guardian Trust Company and its parent holding company — Capital Group International, Inc. — is based solely on a

Schedule 13F Holdings Report filed by Capital Guardian Trust Company for the calendar quarter ended June 30, 2000, before the SeraNova spin-off. This report discloses that at June 30, 2000, Capital Guardian Trust Company and Capital Group International, Inc. shared “investment discretion” with respect to 1,199,000 shares of Intelligroup common stock and together had sole voting power with respect to 815,000 shares of Intelligroup common stock.

(7)	Consists of shares of common stock issuable upon the exercise of options.

(8)	Includes 16,670 shares of common stock issuable upon exercise of options.

(9)	Includes 116,714 shares of common stock issuable upon exercise of options.

(10)	Includes 1,168,482 shares of common stock issuable upon exercise of options.

THE SELLING SHAREHOLDERS

      The table below identifies the selling shareholders and shows the number of shares of SeraNova common stock which each of them is or will be offering hereby. The selling shareholders other than NSA Investments LLC (“NSA”) have advised SeraNova that except for the shares shown below, they are not currently the direct or indirect owners of any shares of SeraNova common stock. NSA has advised SeraNova that it owns 100,000 shares of our common stock other than those shown for it below, and that NSA expects to continue to hold these 100,000 shares (representing less than 0.1% of the shares of common stock currently outstanding) after the completion of this offering.

      On September 29, 2000, Strong River Investment, Inc. (“Strong River”) and Montrose Investments Ltd. (“Montrose”) purchased from SeraNova for $8 million an aggregate of 800 shares of SeraNova’s 6% series A convertible preferred stock convertible into common stock, and warrants to purchase SeraNova common stock. However, a holder of the preferred stock or these warrants may not convert or exercise them to acquire shares of our common stock to the extent that such acquisition would result in the holder, together with its affiliates, beneficially owning in excess of 4.999% and/or 9.999% of the outstanding shares of SeraNova common stock following such acquisition. This restriction may be waived by the holder on not less than 61 days’ notice to SeraNova. However, the 4.999% and 9.999% limitations would not prevent Strong River and Montrose from acquiring and selling over time in excess of 4.999% or 9.999% of SeraNova common stock in a series of acquisitions and sales.

Name	Number of shares

Strong River Investments, Inc.	1,658,147	(1)

Montrose Investments Ltd.	1,575,000	(2)

NSA Investments II LLC	332,588

Evansville Limited	166,294	(3)

SSB Investments Ltd.	166,294	(4)

Ampal-American Israel Corporation	83,147	(5)

(1)	Includes 1,575,000 shares issuable upon conversion of preferred shares and exercise of warrants issued by SeraNova. This number is based on certain assumptions and is subject to adjustment. Enright Holding Corp., of which Avi Vigder is managing director, has voting and investment power over securities owned by Strong River Investments, Inc.

(2)	Comprised of 1,575,000 shares issuable upon conversion of preferred shares and exercise of warrants issued by SeraNova. This number is based on certain assumptions and is subject to adjustment. HBK Investments L.P. has voting and investment control over securities owned by Montrose Investments Ltd. pursuant to a management agreement. Each of Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Halcy and Jamiel A. Akhtar are members of HBK Management LLC, the general partner of HBK Partners II L.P., which in turn is the general partner of HBK Investments L.P.

(3)	Evansville Limited is wholly owned by the Phyllis Quasha Revocable Trust.

(4)	Raj Notwan, a resident of Hong Kong, is the controlling shareholder of SSB Investments Ltd.

(5)	Rebar Financial Corporation (“Rebar”) is the controlling shareholder of Ampal-American Isreal Corporation. Rebar is wholly owned by Daniel and Raz Steinmetz.

      No selling shareholder or any of its affiliates has had any material relationship with SeraNova (other than as an investor), with Intelligroup or with any of their respective affiliates during the past three years.

PLAN OF DISTRIBUTION

      The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of SeraNova common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. SeraNova will receive no part of the proceeds from the sale of the shares by the selling shareholders. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution or special offering in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales by broker-dealers of a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in securities of SeraNova or derivatives of SeraNova’s securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling shareholders have advised SeraNova that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

      Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      SeraNova is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. SeraNova has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      If any selling shareholder notifies SeraNova that the selling shareholder has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, SeraNova will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commission paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	whether the broker-dealer(s) conducted any investigations to verify the information in or incorporated by reference in this prospectus; and

•	other material facts of the transaction.

      Also, if a selling shareholder notifies SeraNova that a donee, pledgee, transferee, or other successor-in-interest of the shares intends to sell more than 500 shares, SeraNova will file an appropriate supplement to this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share, issuable in series. The following statements are brief summaries of the material provisions with respect to our capital stock contained in our certificate of incorporation and by-laws, copies of which are exhibits to the registration statement of which this prospectus is a part. The following summary is qualified in its entirety by reference thereto.

Preferred Stock

      The preferred stock is issuable from time to time in one or more series and with such designations, preferences and other rights for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. The board of directors is authorized by our certificate of incorporation to determine, among other things, the voting, dividend, redemption, conversion, exchange and liquidation powers, rights and preferences and the limitations thereon pertaining to such series. The board of directors, without shareholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of the common stock and that could have certain anti-takeover effects. The ability of the board of directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring or preventing a change in control of us or the removal of existing management.

      The only shares of preferred stock of SeraNova currently outstanding are 800 shares of 6% Series A Convertible Preferred Stock (the “Series A Preferred Stock”). The following description of the SeraNova common stock includes a description of those terms of the Series A Preferred Stock which affect the rights evidenced by the common stock.

Common Stock

  Voting Rights

      The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. Holders of shares of our common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by the holders of our common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in our certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our certificate of incorporation must be approved by a majority of the votes entitled to be cast by the holders of our common stock. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of any class or series of stock (including the Series A Preferred Stock) so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the class or series affected by the amendment. Notwithstanding the foregoing, any amendment to our certificate of incorporation to increase the authorized shares of any class of our capital stock requires the approval only of a majority of the votes entitled to be cast by the holders of our common stock.

      The Series A Preferred Stock has no voting rights except as described in the immediately preceding paragraph, and except that as long as any shares of Series A Preferred Stock are outstanding, SeraNova may not, without the affirmative vote of the holders of a majority of the shares of the Series A Preferred Stock then outstanding,

(a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the certificate of designation providing for the Series A Preferred Stock,

(b) authorize or create any class of stock ranking senior to or equal to the Series A Preferred Stock as to dividends or distribution of assets upon a liquidation,

(c) amend SeraNova’s certificate of incorporation or other charter documents so as to affect adversely any rights of the holders of Series A Preferred Stock,

(d) increase the authorized number of shares of Series A Preferred Stock, or

(e) enter into any agreement with respect to clauses (a) through (d) above.

  Dividends

      Holders of our common stock will share ratably on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends payable in shares of common stock may be paid only as follows: (1) shares of our common stock may be paid only to holders of our common stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of our common stock.

      Holders of Series A Preferred Stock are entitled to receive, out of funds legally available therefor, cumulative dividends at the rate per share (as a percentage of the stated value per share) of 6% per annum. Stated value per share of Series A Preferred Stock is currently $10,000. Accrued dividends on a share of Series A Preferred Stock are payable (1) on the date when such share is converted into shares of common stock, and (2) in cash or by accretion of the stated value of such share. The decision whether to accrete dividends to the stated value or to pay dividends in cash is at the discretion of SeraNova, subject to certain exceptions. For example, SeraNova must pay dividends in cash if

•	the number of shares of common stock at the time authorized, unissued and unreserved for all purposes is insufficient to accrete such dividends to the stated value to permit conversion in full of all outstanding stated value, or

•	the common stock is not then listed or quoted on the Nasdaq National Stock Market, the New York Stock Exchange, the American Stock Exchange or the Nasdaq SmallCap Stock Market.

      Any dividends to be paid in cash hereunder that are not paid within three Nasdaq trading days following a conversion date shall continue to accrue and shall entail a late fee, which must be paid in cash, at the rate of 18% per annum or the lesser rate permitted by applicable law.

      As long as any shares of Series A Preferred Stock are outstanding, neither SeraNova nor any subsidiary of SeraNova may purchase or otherwise acquire directly or indirectly any shares of common stock, nor shall SeraNova directly or indirectly (a) pay or declare any dividend or make any distribution upon the common stock at any time when SeraNova is not in compliance with its payment and other obligations with respect to the Series A Preferred Stock, (b) make any distribution in respect of any shares of common stock, or (c) set aside any monies for the purchase of any shares of common stock.

  Other Rights

      Unless approved by a majority of the votes entitled to be cast by the holders of our common stock, in the event of any reorganization or consolidation of SeraNova with one or more corporations or a merger of SeraNova with another corporation in which shares of common stock are converted into or exchangeable for shares of stock, other securities or property, all holders of our common stock, will be entitled to receive the same kind and amount of shares of stock and other securities and property.

      Upon any liquidation, dissolution or winding up of SeraNova, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of our common stock, are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of our common stock. Upon any liquidation, dissolution or winding-up of SeraNova, the holders of Series A Preferred Stock will be entitled to receive, out of the assets of SeraNova for each share of Series A Preferred Stock, an amount equal to the stated value per share of the Series A Preferred Stock (currently $10,000, or $8,000,000 for all 800 outstanding shares of Series A Preferred Stock in the aggregate) before any distribution or payment will be made to the holders of common stock.

      No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock or our other securities.

Anti-Takeover Effects of Certain Certificate of Incorporation and By-Law Provisions

  Shareholders Protection Act

      We are governed by the provisions of Section 14A:10A-1 et seq., of the New Jersey Business Corporation Act, known as the New Jersey Shareholders Protection Act (the “Shareholders Protection Act”). In general, the Shareholders Protection Act prohibits a publicly-held New Jersey corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in advance by the corporation’s board of directors. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns (or within five years, did own) 10% or more of the corporation’s voting stock. After the five-year waiting period has elapsed, a business combination between a corporation and an interested shareholder will be prohibited unless the business combination is approved by the holders of at least two-thirds of the voting stock not beneficially owned by the interested shareholder, or unless the business combination satisfies a fair price provision in the Shareholders Protection Act.

  General

      The provisions of our certificate of incorporation and by-laws summarized below may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest.

  Board of Directors

      Our by-laws provide that the number of SeraNova’s directors shall be fixed from time to time exclusively by the vote of a majority of the entire board of directors. In addition, the by-laws provide that any vacancies occurring in the board, and newly created directorships resulting from an increase in the authorized number of directors, will be filled

•	by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or

•	by a sole remaining director.

      Generally, directors may be removed from office with or without cause by the affirmative vote of the holders of at least a majority of the shares then entitled to vote for the election of directors.

  Exercise of Directors’ Business Judgment

      Consistent with Section 14A:6-1 of the New Jersey Business Corporation Act, our certificate of incorporation provides that if ever SeraNova’s board of directors evaluate any offer to (a) make a tender or exchange offer for any equity security of SeraNova, or (b) effect a business combination, merger or consolidation involving SeraNova, or a sale of all or substantially all of the assets of SeraNova, the board may, in exercising its judgement to determine what is in the best interest of SeraNova as a whole, give due consideration to any factors which the board of directors determines to be relevant, including

•	the short-term and long-term interests of SeraNova and its shareholders, including the possibility that these interest might be best served by the continued independence of SeraNova,

•	whether the proposed transaction might violate federal or state law,

•	not only the consideration being offered in the proposed transaction and the relationship of such consideration to the then current market price for the outstanding capital stock of SeraNova, but also (1) the market price for the capital stock of SeraNova over a period of years, (2) the estimated price that might be achieved in a negotiated sale of all or part of SeraNova or through an orderly liquidation of SeraNova, (3) the premiums over market price for the securities of other corporations in similar transactions, (4) current political, economic and other factors bearing on securities prices, and (5) SeraNova’s financial condition and future prospects, and

•	the social, legal and economic effects of the proposed transaction upon employees, suppliers, creditors, customers and others having similar relationships with SeraNova, upon the communities in which SeraNova operates its business and upon the economy of the state, region and nation.

  Special Meetings and Action by Written Consent

      Our certificate of incorporation provides that, special meetings of shareholders may be called only by the President, the Chairman or by a majority of the board of directors. Business transacted at any special meeting of shareholders is limited to matters relating to the purposes set forth in the notice of meeting. In addition, our certificate of incorporation provides that our shareholders may not act by written consent in lieu of a meeting of shareholders.

  Amendment

      Amendment of the foregoing provisions requires approval by holders of at least 66 2/3% of all of the outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class. Our by-laws may also be amended by action of the board of directors.

Limitations on Directors’ and Officers’ Liability

      Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with:

•	any proceeding involving such persons by reason of his serving or having served in such capacities; or

•	for each such person’s acts taken in his capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

      With respect to any criminal proceeding, indemnity is permitted if such person had no reasonable cause to believe his or her conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

      Our certificate of incorporation limits the liability of our directors and officers as authorized by Section 14A:2-7(3). Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders,

•	for acts or omissions not in good faith or which involve a knowing violation of law,

•	as to directors only, under Section 14A:6-12(1) of the New Jersey Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation, or

•	for any transaction from which the director or officer derived an improper personal benefit.

      Article XI of SeraNova’s by-laws specifies that it will indemnify our directors, officers, employees and agents to the extent such parties are a party to any action because he or she was our director, officer, employee or agent. This provision of the by-laws is deemed to be a contract between SeraNova and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect, and any repeal or modification thereof shall not offset any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of our capital stock is required to adopt, amend or repeal such provisions of the by-laws.

      We intend that SeraNova will enter into indemnification agreements with each of our officers and directors pursuant to which we will agree to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director or officer of SeraNova.

      At present, there is no pending litigation or proceeding involving a director or officer of SeraNova as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer of director.

Listing

      Our common stock is quoted on the Nasdaq National Stock Market under the symbol “SERA.”

Transfer Agent and Registrar

      The transfer agent and registrar for the our common stock is American Stock Transfer & Trust Company.

LEGAL MATTERS

      Certain legal matters pertaining to this prospectus will be passed upon for us by Carter, Ledyard & Milburn, New York, New York. James E. Abbott, a partner in Carter, Ledyard & Milburn, is a director of SeraNova.

EXPERTS

      The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      SeraNova has filed with the Securities and Exchange Commission the registration statement under the Securities Act with respect to the SeraNova common stock being offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to herein and filed as an exhibit are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The registration statement and its exhibits may be inspected at the public reference facilities of the Securities and Exchange Commission listed below.

      SeraNova is subject to the information requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents may be obtained from the Public Reference Room of the Commission at prescribed rates. This material also may be obtained on the Commission’s website at http://www.sec.gov. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1(800) SEC-0330.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SeraNova, Inc.:

      We have audited the accompanying combined balance sheets of SeraNova, Inc. (a New Jersey corporation) and affiliates as of December 31, 1999 and 1998 and the related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 1999, the nine-month period ended December 31, 1998 and the year ended March 31, 1998. These financial statements are the responsibility of SeraNova’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SeraNova, Inc. and affiliates as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the year ended December 31, 1999, the nine-month period ended December 31, 1998 and the year ended March 31, 1998, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Roseland, New Jersey

March 6, 2000 (except with respect to the first paragraph of Note 13 as to which the date is March 14, 2000, the net income (loss) per share disclosure in Note 2 as to which the date is May 12, 2000, and the seventh through twelfth paragraphs in Note 13 as to which the date is July 14, 2000.)

SERANOVA, INC. AND AFFILIATES

COMBINED BALANCE SHEETS

(in thousands, except per share and share data)

	June 30,	December 31,	December 31,
	2000	1999	1998

	(unaudited)

ASSETS

Current Assets:

Cash	$920	$611	$677

Accounts receivable, net of allowance for doubtful accounts of $1,086, $353 and $207, respectively	13,052	7,456	3,096

Unbilled services	7,419	3,680	900

Other current assets	3,928	769	286

Total Current Assets	25,319	12,516	4,959

Property and equipment, net	7,408	2,863	816

Intangible assets, net	3,086	3,492	—

Other assets	1,061	9	—

Total Assets	$36,874	$18,880	$5,775

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

Current portion of long-term debt	$138	$120	$—

Note payable to Intelligroup	3,000	8,397	1,779

Accounts payable	3,843	872	526

Accrued payroll and related costs	3,074	1,551	1,039

Accrued expenses and other liabilities	2,118	2,352	2,039

Total Current Liabilities	12,173	13,292	5,383

Long-Term Debt, net of current portion	13,997	618	—

Total Liabilities	26,170	13,910	5,383

Commitments

Shareholders’ Equity:

Preferred stock $.01 par value, 5,000,000 shares authorized, none issued or outstanding	—	—	—

Common stock, $.01 par value, 40,000,000 shares authorized, 17,460,883, 16,629,413 and 16,629,413 shares issued and outstanding as of June 30, 2000 and December 31, 1999 and 1998	175	167	167

Additional paid-in capital	9,992	—	—

Intelligroup investment	7,566	7,083	1,186

Accumulated deficit	(7,137)	(2,246)	(985)

Currency translation adjustment	108	(34)	24

Total Shareholders’ Equity	10,704	4,970	392

Total Liabilities and Shareholders’ Equity	$36,874	$18,880	$5,775

The accompanying notes to combined financial statements are an integral part of these statements.

SERANOVA, INC. AND AFFILIATES

COMBINED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the			For the
	Six Months		For the	Nine-Month	For the
	Ended June 30,		Year Ended	Period Ended	Year Ended
			December 31,	December 31,	March 31,
	2000	1999	1999	1998	1998

	(unaudited)

Revenues	$36,019	$16,602	$39,795	$12,438	$8,995

Cost of sales	18,435	9,515	22,475	7,315	4,797

Gross profit	17,584	7,087	17,320	5,123	4,198

Selling, general and administrative expenses	23,095	6,100	17,605	5,106	3,812

Depreciation and amortization	1,131	279	1,131	102	133

Total operating expenses	24,226	6,379	18,736	5,208	3,945

Operating income (loss)	(6,642)	708	(1,416)	(85)	253

Other income (expense), net	(344)	(32)	(80)	(66)	13

Income (loss) before income taxes	(6,986)	676	(1,496)	(151)	266

Provision (benefit) for income taxes	(2,095)	244	(235)	401	519

Net income (loss)	$(4,891)	$432	$(1,261)	$(552)	$(253)

Net income (loss) per common share — basic and diluted	$(0.29)	$0.03	$(0.08)	$(0.03)	$(0.02)

Shares used in per share calculation of net income (loss) — basic and diluted	17,123	16,629	16,629	16,629	16,629

The accompanying notes to combined financial statements are an integral part of these statements.

SERANOVA, INC. AND AFFILIATES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS)
(in thousands)

						Total Shareholders’
					Accumulated Other	Equity and
	Common	Intelligroup	Additional	Accumulated	Comprehensive	Comprehensive
	Stock	Investment	Paid-in-Capital	Deficit	Income (Loss)	Income (loss)

Balance — March 31, 1997	$167	$534	$—	$(180)	$15	$536

Net loss	—	—	—	(253)	—	(253)

Foreign currency translation	—	—	—	—	(68)	(68)

Comprehensive loss	—					(321)

Net transfers from Intelligroup, Inc.	—	26	—	—	—	26

Balance — March 31, 1998	167	560	—	(433)	(53)	241

Net loss	—	—	—	(552)	—	(552)

Foreign currency translation	—	—	—	—	77	77

Comprehensive loss	—					(475)

Net transfers from Intelligroup, Inc.	—	626	—	—	—	626

Balance — December 31, 1998	167	1,186	—	(985)	24	392

Net loss	—	—	—	(1,261)	—	(1,261)

Foreign currency translation	—	—	—	—	(58)	(58)

Comprehensive loss	—					(1,319)

Net transfers from Intelligroup, Inc.	—	5,897	—	—	—	5,897

Balance — December 31, 1999	167	7,083	—	(2,246)	(34)	4,970

Net loss (unaudited)	—	—	—	(4,891)	—	(4,891)

Foreign currency translation (unaudited)	—	—	—	—	142	142

Comprehensive loss (unaudited)	—	—	—	—	—	(4,749)

Net transfers from Intelligroup, Inc. (unaudited)	—	483	—	—	—	483

Sale of 831,470 shares of common stock	8	—	9,992	—	—	10,000

Balance — June 30, 2000 (unaudited)	$175	$7,566	$9,992	$(7,137)	$108	$10,704

The accompanying notes to combined financial statements are an integral part of these statements.

SERANOVA, INC. AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	For the			For the
	Six Months		For the	Nine-Month	For the
	Ended June 30,		Year Ended	Period Ended	Year Ended
			December 31,	December 31,	March 31,
	2000	1999	1999	1998	1998

	(unaudited)

Cash Flows from Operating Activities:

Net income (loss)	$(4,891)	$432	$(1,261)	$(552)	$(253)

Adjustments to reconcile net income (loss) to net cash used operating activities:

Depreciation and amortization	1,131	279	1,131	102	133

Provision for doubtful receivables	950	—	189	140	127

Deferred taxes	(2,868)	—	—	—	—

Changes in assets and liabilities, net of acquired business:

Accounts receivable	(6,546)	(2,034)	(3,766)	(1,068)	(1,066)

Unbilled services	(3,739)	(332)	(2,662)	(648)	(248)

Other current assets	(291)	205	(425)	(174)	(71)

Other assets	(1,051)	(7)	(5)	—	—

Accounts payable	2,971	(258)	288	250	139

Accrued payroll and related costs	1,523	(180)	410	74	(32)

Accrued expenses and other liabilities	(234)	(1,568)	8	1,410	418

Income taxes payable	—	1,002	—	—	—

Net cash used in operating activities	(13,045)	(2,461)	(6,093)	(466)	(853)

Cash Flows from Investing Activities:

Purchase of business, net of cash acquired	—	(2,186)	(2,186)	—	—

Capital expenditures	(5,270)	(392)	(2,175)	(603)	(7)

Net cash used in investing activities	(5,270)	(2,578)	(4,361)	(603)	(7)

Cash Flows from Financing Activities:

Loans from Intelligroup	15,001	1,467	6,618	894	886

Repayment of loans	(7,002)	(53)	(109)	(219)	(302)

Proceeds from sale of common stock	10,000	—	—	—	—

Net transfers from Intelligroup	483	3,073	3,937	626	26

Net cash provided by financing activities	18,482	4,487	10,446	1,301	610

Effect of Exchange Rate Changes on Cash and Cash Equivalents	142	(26)	(58)	77	(17)

Increase (Decrease) in Cash and Cash Equivalents	309	(578)	(66)	309	(267)

Cash and Cash Equivalents, Beginning of Period	611	677	677	368	635

Cash and Cash Equivalents, End of Period	$920	$99	$611	$677	$368

Supplementary disclosures of cash flow information:

Cash paid for interest	$25	$40	$81	$17	$6

Cash paid for income taxes	$675	$70	$229	$361	$84

The accompanying notes to combined financial statements are an integral part of these statements.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1 — SeraNova

      SeraNova, Inc. (“SeraNova”) is a provider of strategic eBusiness services, including business-to-business solutions. SeraNova’s services include strategic consulting, design, implementation and management of eBusiness systems. SeraNova serves e-business solution needs of Global 5000 as well as emerging internet based companies through rapid conception, creation and deployment of innovation internet and portal-based solutions.

      SeraNova was incorporated under the name Infinient, Inc. in the State of New Jersey on September 9, 1999 and issued 100 shares to Intelligroup, Inc. (“Intelligroup”) on such date. Effective on January 1, 2000, Intelligroup contributed the assets and liabilities of its Internet solutions group, including SeraNova India which commenced operations in October 1999, the capital stock of Network Publishing, Inc. and the capital stock of the Azimuth Companies to SeraNova in exchange for 900 shares of the common stock of SeraNova, $0.01 par value per share (the “Formation”). The Formation was accounted for using the carryover basis of accounting. The accompanying combined financial statements include the accounts and operations of the Internet solutions group since its inception in 1997, Network Publishing, Inc. from the date of its acquisition by Intelligroup (January 8, 1999) and the Azimuth Companies for all periods presented (see Note 3). Intelligroup acquired the Azimuth Companies in a transaction accounted for as a pooling of interests and Network publishing, Inc. through a purchase acquisition.

      SeraNova began operations in India in October of 1999 and the United Kingdom in November of 1999. Results of operations and financial information since inception have been included in the accompanying combined financial statements.

      Intelligroup has proposed to distribute to its shareholders of all of the SeraNova shares of common stock it holds. For each common share of Intelligroup stock held, one share of SeraNova common stock is anticipated to be issued. SeraNova intends to split the number of its outstanding shares on the record date of such dividend so that the number of SeraNova’s outstanding shares shall equal the number of outstanding shares of Intelligroup. The spin-off is subject to certain conditions and approvals.

      SeraNova has not operated as a separate company and faces the risks and uncertainties encountered by companies in the early stages of development such as managing growth, intense competition, expansion both domestically and internationally and rapidly changing technology. In the past, SeraNova has relied on Intelligroup for many administrative services and financial support. SeraNova has entered into various agreements with Intelligroup (see Note 4) and is currently exploring various alternative financing options.

      Effective April 1, 1998, SeraNova changed its year end from March 31 (the Azimuth Companies former year end) to December 31. All significant intercompany balances and transactions have been eliminated.

Note 2 — Summary of Significant Accounting Policies

  Interim Financial Information

      The consolidated financial statements and accompanying financial information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 are unaudited and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) which SeraNova considers necessary for a fair presentation of the financial position of SeraNova at such dates and the operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results for the entire year.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

      Cash and cash equivalents consist of investments in highly liquid short-term instruments, with maturities of three months or less from date of purchase.

  Revenue Recognition

      SeraNova generates revenue from professional services rendered. Revenue is recognized as services are performed with the corresponding cost of providing those services reflected as cost of sales. Substantially all customers are billed on a per diem basis whereby actual time is charged directly to the customer. Billings to customers for out-of-pocket expenses are recorded as a reduction of expenses incurred. Unbilled services represent services provided which are billed subsequent to the respective period end. SeraNova anticipates all such amounts to be realized within the following year.

  Property and Equipment

      Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (five years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life (ten years). Cost of maintenance and repairs are charged to expense as incurred.

  Intangible Assets

      Intangible assets as of June 30, 2000 and December 31, 1999 include goodwill of $3,922,000 and other intangibles totaling $139,500 less accumulated amortization of $975,000 and $569,000, respectively, that was attributable to the acquisition of Network Publishing, Inc. (see Note 3). These intangible assets are being amortized over the estimated useful lives of 5 years using the straight-line method. Amortization expense was $406,000 for the six months ended June 30, 2000 and $569,000 for the year ended December 31, 1999.

  Allowance for Doubtful Accounts

      SeraNova provides an allowance for doubtful accounts based upon a review of outstanding receivables as well as historical collection information. Credit is granted to substantially all customers on an unsecured basis. In determining the amount of allowance, management is required to make certain estimates and assumptions. The provision for doubtful accounts totaled $189,000, $140,000 and $127,000 for the year ended December 31, 1999, the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively. Write-offs of accounts receivable totaled $43,000, $60,000 and $0 for the year ended December 31, 1999, the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively.

  Recoverability of Long-Lived Assets

      SeraNova reviews the recoverability of its long-lived assets on a periodic basis whenever events and circumstances have occurred that indicate the remaining balance may not be recoverable. The assessment

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for potential impairment is based primarily on SeraNova’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. SeraNova does not believe that any such events or changes in circumstances have occurred. The amount of impairment of goodwill and other intangibles would be determined as part of the long-lived asset grouping being evaluated utilizing undiscounted net income over the remaining life of the asset. Where goodwill is identified with assets subject to an impairment loss, the carrying amount of the identified goodwill would be eliminated before making any reduction of the carrying amounts of the impaired long-lived assets and identifiable intangibles.

  Stock-Based Compensation

      Stock-based compensation is recognized using the intrinsic value method under APB No. 25. For disclosure purposes, pro forma net income (loss) impacts are provided as if the fair market value method has been applied.

  Currency Translation

      Assets and liabilities relating to foreign operations are translated into US dollars using exchange rates in effect at the balance sheet date. Income and expenses are translated in US dollars using monthly average exchange rates during the year. Translation adjustments associated with assets and liabilities are excluded from income and credited or charged directly to shareholder’s equity.

      Foreign currency transaction gains and losses are recorded in other income (expense) in the combined statements of operations.

  Concentrations

      One customer accounted for approximately 39% and a second customer accounted for approximately 13% of the combined revenues of SeraNova for the six months ended June 30, 2000. Accounts receivable as of June 30, 2000 attributable to these customers was $4,764,000 and $863,000, respectively. No other customer accounted for more than 10% of the combined revenues of SeraNova for the six months ended June 30, 2000.

      One customer accounted for approximately 28% of the combined revenues of SeraNova for the year ended December 31, 1999. Accounts receivable as of December 31, 1999 attributable to this customer was $1,960,000. Another customer accounted for 13% of revenues for the nine-month period ended December 31, 1998 (See Note 4). Accounts receivable attributable to this customer was $419,000 as of December 31, 1998. No other customer contributed in excess of 10% of the combined revenues for any other period. For the year ended December 31, 1999, six customers accounted for approximately 50% of SeraNova’s revenues.

  Income Taxes

      SeraNova accounts for income taxes pursuant to SFAS 109, “Accounting for Income Taxes”, which uses the liability method to calculate deferred income taxes.

      The accompanying combined statements of operations reflect income taxes as if SeraNova filed a separate tax return. U.S. income taxes on undistributed earnings of foreign entities have not been provided as they are considered permanently invested.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  Fair Value of Financial Instruments

      The carrying amounts of cash and cash equivalents, accounts receivable and debt approximate fair value because of the short-term nature of these instruments.

  Net Income (Loss) Per Share

      Net income (loss) per share — basic has been computed by dividing the net loss by the May 12, 2000 (the record date of the spin off) outstanding shares of common stock of Intelligroup and the weighted average number of shares sold to investors on March 14, 2000 (see Note 13).

      Net income (loss) per share — diluted has been computed by dividing the net loss by the May 12, 2000 outstanding shares of common stock of Intelligroup and the weighted average number of shares sold to investors on March 14, 2000 (see Note 13). Stock options (3,236,000 as of December 31, 1999) have not been included in the calculation since they are anti-dilutive.

      All common shares and per share amounts have been adjusted retroactively to give effect to a 16,629.413-for-one stock split effective May 12, 2000 relating to the spin-off.

Note 3 — Business Combinations

      On November 25, 1998, Intelligroup consummated the acquisition of all of the outstanding capital stock of Azimuth Consulting Limited, Azimuth Holdings Limited, Braithwaite Richmond Limited and Azimuth Corporation Limited (collectively the “Azimuth Companies”). The acquisition of the Azimuth Companies was accounted for as a pooling of interests. The accompanying combined financial statements include the results of operations and financial position of the Azimuth Companies for all periods presented in accordance with pooling of interests accounting. As consideration for this acquisition, Intelligroup issued 902,928 shares of its common stock.

      On January 8, 1999, Intelligroup consummated the acquisition of all of the shares of outstanding capital stock of Network Publishing, Inc. The acquisition was accounted for utilizing the purchase method of accounting. The purchase price included an initial cash payment in the aggregate of $1,800,000 together with a cash payment of $200,000 to be held in escrow plus costs of the transaction, and resulted in costs in excess of fair value of net tangible assets acquired of $1,600,000. Such amount has been allocated to intangible assets (assembled workforce of $139,500) with the remainder assigned to goodwill. In addition, the purchase price included an earn-out payment of up to $2,212,650 in restricted shares of Intelligroup’s common stock payable on or before April 15, 2000 and a potential lump sum cash payment of $354,024 payable no later than March 31, 2000. In July 1999, Intelligroup and the former shareholders of Network Publishing, Inc. agreed to amend the agreements to eliminate the earnout and fix the additional consideration amount at $2,430,000 payable at the option of Intelligroup in Intelligroup’s common stock or cash. As of December 31, 1999, SeraNova has recorded this transaction as an increase to goodwill and equity. On January 8, 2000, Intelligroup made a cash payment of $340,000 and issued approximately 100,000 shares of its common stock to satisfy its obligation.

      The following unaudited pro forma information presents a summary of results of operations of SeraNova and Network Publishing, Inc. as if the acquisition had occurred on April 1, 1997.

	For the Nine-Month
	Period Ended	For the Year Ended
	December 31, 1998	March 31, 1998

Revenues	$15,576,000	$12,393,000

Net loss	(571,000)	(559,000)

Net loss per common share — basic and diluted	$(0.03)	$(0.03)

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 4 — Related Party Transactions

      Prior to the Formation, Intelligroup accounted for the separate financial results of Network Publishing, Inc. and the Azimuth Companies. However, Intelligroup did not account separately for the U.S. internet business. In the preparation of the accompanying combined financial statements, SeraNova and Intelligroup have specifically identified all revenue, costs of sales, other income (expense), net and certain direct selling, general and administrative expenses incurred on behalf of SeraNova related to the U.S. internet operations. Other selling, general and administrative expenses have been allocated between Intelligroup and SeraNova based on either revenue generation, head count or occupancy, where applicable. The selling, general and administrative expenses captured and allocated by these methods pertain to only U.S. operations. Revenue, head count and occupancy percentages were calculated using only U.S. data for Intelligroup and SeraNova. SeraNova believes that allocated costs approximate the historical costs of SeraNova and that the allocation methods used are reasonable. For balance sheet purposes, the U.S. internet operation’s cash and payables are included in Intelligroup’s investment as they historically have not been accounted for separately.

      For the nine-month period ended December 31, 1998, one customer accounted for approximately $1.7 million, or 13%, of the combined revenues of SeraNova. An executive officer of such customer is currently a member of the Board of Directors of Intelligroup. SeraNova generated approximately $58,000 of revenue from such company during the year ended December 31, 1999. During the six months ended June 30, 2000 and the year ended December 31, 1999, one customer accounted for approximately $673,000 and $105,000, respectively, of combined revenues of SeraNova. Accounts receivable for this customer was $406,000 and $0 as of June 30, 2000 and December 31, 1999, respectively. An executive officer of such customer is currently the chairman of SeraNova.

      Note payable to Intelligroup represents a calculation of net borrowing from Intelligroup as of December 31, 1999 and 1998 (See Note 13).

      SeraNova and Intelligroup have entered into the following agreements effective January 1, 2000.

  Distribution Agreement

      This agreement between SeraNova and Intelligroup calls for distribution by Intelligroup on the Distribution Date of the SeraNova Common Stock owned by Intelligroup to the holders of Intelligroup Common Stock as of the Record Date, subject to certain conditions.

  Services Agreement

      Under the terms of the services agreement, SeraNova has agreed with Intelligroup: (1) to share certain general and administrative expenses; and (2) for Intelligroup to provide SeraNova with other general, administrative services in exchange for a fee. The general and administrative expenses include payroll costs for shared employees, utilities costs, equipment expenses, taxes and office supplies. SeraNova’s cost for administrative services provided by Intelligroup will approximate $30,000 per month.

  Contribution Agreement

      The assets and liabilities of Intelligroup’s Internet services business, as defined, were transferred by Intelligroup and certain of its subsidiaries to SeraNova effective January 1, 2000 subject to certain conditions being satisfied. The transfer may be subject to a post contribution adjustment, as defined. Some assignments and transfers may require prior consent by third parties and various filings or recordings with governmental entities.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  Space Sharing Agreement

      SeraNova has entered into a space sharing agreement with Intelligroup providing for the sharing by Intelligroup and SeraNova of Intelligroup’s office facilities, including the office facilities located in Edison, New Jersey at which SeraNova’s and Intelligroup’s principal executive offices are located. Under the space sharing agreement, the costs associated with leasing and maintaining facilities are, in general, allocated between Intelligroup and SeraNova on the basis of actual use of floor space. SeraNova’s space sharing costs will approximate $68,000 per month.

  Tax Sharing Agreement

      SeraNova has entered into a tax sharing agreement with Intelligroup that governs the allocation of federal, state, local and foreign tax liabilities and related tax matters.

Note 5 — Commitments

  Employment Agreements

      In September and October, 1999, SeraNova entered into three employment agreements with certain executive officers which expire through October 2002. The amount due under these contracts is approximately $1.1 million per year. Additionally, the contracts provided for the granting of options to purchase 1,711,464 shares of SeraNova’s common stock at $2.52 per share which was equal to the estimated fair market value of SeraNova’s common stock as of the grant date as determined by the board of directors (See Note 10). The options vest over a three year period.

  Leases

      SeraNova leases various office space, office equipment and vehicles under operating leases expiring at various dates through December 2005. Rental expense for all leases approximated $917,000 and $354,000 for the six months ended June 30, 2000 and 1999, respectively, $729,000 for the year ended December 31, 1999, $284,000 for the nine-month period ended December 31, 1998 and $388,000 for the year ended March 31, 1998, respectively. Future lease commitments are as follows:

For the years ended December 31,

2000	$736,000

2001	635,000

2002	586,000

2003	551,000

2004	611,000

Thereafter	479,000

$3,598,000

      Rental expense associated with the space sharing agreement with Intelligroup (Note 4) is not included in the above table.

  Benefit Plans

      Employees of SeraNova were eligible to participate in the Intelligroup, Inc. Employee Retirement Plan (the “Plan”). The Plan allows eligible employees to contribute up to 15% percent of their annual compensation, subject to the Internal Revenue Code’s statutory limitations. Effective January 1, 1999, contributions to the Plan by Intelligroup are made at the discretion of the Board of Directors, and the related expense specific to the SeraNova Plan were approximately $132,000 for the year ended

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 1999. There were no employer contributions to the Plan for the periods prior to January 1, 1999.

      Effective January 1, 2000, the SeraNova, Inc. Employee Retirement Plan was formed. As of this date, SeraNova employees will no longer be eligible to participate in the Intelligroup, Inc. Retirement Plan. SeraNova will contribute 50% of the first 4% of a participants contribution subject to the Internal Revenue Code’s statutory limitations.

  Other Commitments

      SeraNova has entered into an agreement with a strategic marketing consulting company in connection with certain sales and marketing services. Under the terms of this agreement the consulting company will assist SeraNova in building a SeraNova brand, generate leads, support sales force and build a sales systems infrastructure. SeraNova expects to spend approximately $3 million in the first six months of the fiscal year 2000 related to this agreement.

Note 6 — Income Taxes

      The operating results of the domestic Internet solutions group have historically been included in the consolidated tax returns of Intelligroup and have been computed as if they were on a stand-alone basis. The tax accounts for Network Publishing, Inc. and the Azimuth Companies are reported based on individual tax returns filed by each company historically. The provisions for income taxes include the effect of certain temporary differences between amounts reported for tax purposes versus financial reporting.

      The provision (benefit) for income taxes was as follows:

	For the periods ended

	December 31,	December 31,	March 31,
	1999	1998	1998

Current

Federal	$(560,000)	$163,000	$76,000

State	(55,000)	54,000	25,000

Foreign	363,000	386,000	450,000

Current	(252,000)	603,000	551,000

Deferred

Federal	15,000	(37,000)	(26,000)

State	2,000	(9,000)	(6,000)

Deferred	17,000	(46,000)	(32,000)

Total	$(235,000)	$557,000	$519,000

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	1999	1998

Tax Deferred Assets:

Allowance for doubtful accounts	$124,000	$84,000

Vacation accrual	180,000	123,000

Foreign net operating loss carryforwards	81,000	75,000

Total deferred tax assets	385,000	282,000

Deferred Tax Liabilities:

Depreciation	24,000	(4,000)

Valuation allowance	(261,000)	(198,000)

Net deferred tax asset	$100,000	$80,000

Current	$304,000	$207,000

Non-current	57,000	71,000

Valuation	(261,000)	(198,000)

Net deferred tax asset	$100,000	$80,000

      SeraNova has provided a valuation allowance for all deferred tax assets of the Azimuth Companies and the start up operations in the United Kingdom due to the historical losses of these companies.

      The effective tax rate of SeraNova for each period presented is comprised of federal taxes on income of domestic operations at 34%. State taxes on domestic income totaled 4% of the effective tax rate. Other permanent items, including, among others, non-deductible entertainment expenses, totaled 3% of the effective rate while non-deductible amortization totaled 13% of the effective tax rate in 1999. The remaining difference between the statutory federal rate of 34% and SeraNova’s effective rates relates to taxes on income from foreign jurisdictions. Losses incurred in certain countries could not be offset by income from other countries thus resulting in high effective rate.

Note 7 — Long-Term Debt

      Network Publishing, Inc. has entered into a $875,000 note payable with a bank dated April 25, 1997, secured by their equipment, furniture and fixtures. The note, which bears interest at the bank’s prime rate (8.5% percent as of December 31, 1999) plus 2%, matures on April 25, 2007. Principal and interest are payable in monthly installments. Interest expense for the periods ended June 30, 2000 and December 31, 1999 was $38,000 and $77,000, respectively. Included in current portion of long-term debt are other miscellaneous borrowings totaling approximately $35,000 and $48,000 as of June 30, 2000 and December 31, 1999, respectively. The aggregate amount of principal maturities of long-term debt as of December 31, 1999 are as follows:

2000	$120,000

2001	73,000

2002	81,000

2003	89,000

2004	99,000

Thereafter	276,000

$738,000

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 8 — Property and Equipment

      Property and Equipment consist of the following (in thousands):

	June 30,	December 31,	December 31,
	2000	1999	1998

Computers and software	$6,391	$2,839	$595

Furniture and equipment	2,857	1,191	796

	9,248	4,030	1,391

Accumulated depreciation	(1,840)	(1,167)	(575)

	$7,408	$2,863	$816

Depreciation expense was $725, $561, $102 and $133 for the six months ended June 30, 2000, the year ended December 31, 1999, the nine months ended December 31, 1998 and the year ended March 31, 1998.

Note 9 — Accrued Expenses and Other Liabilities

      Accrued expenses and other liabilities consisted of the following (in thousands):

	June 30,	December 31,	December 31,
	2000	1999	1998

Accrued expenses	$1,657	$2,053	$1,779

Advanced billings	266	83	64

Income taxes payable	195	216	196

Total	$2,118	$2,352	$2,039

Note 10 — Stock Options

      On December 1, 1999 SeraNova adopted the SeraNova, Inc. 1999 Stock Plan covering its employees, officers and directors, and certain consultants, agents and key contractors. The maximum number of shares available for issuance under the Plan is 5,000,000 on a post split and spin-off basis, subject to certain adjustments. SeraNova has granted stock options with an exercise price at fair market value as described below. The Plan provides for both non-qualified and incentive stock options. Generally, options granted under the Plan vest in six equal installments at the end of each six month period after the date of grant and expire within ten years from the date of the grant and have an exercise price equal to the fair market value of SeraNova’s common stock on the date of grant.

      SeraNova has elected to follow APB No. 25 in accounting for its employee stock options. Accordingly, no compensation cost has been recognized. A summary of the stock option grants is as follows:

	Number of	Weighted Average	Weighted Average
	Shares	Exercise Price	Fair Value

Options Outstanding, December 31, 1998	—	—	—

Options Granted, September 15, 1999	1,244,701	$2.52	$2.16

Options Granted, October 1, 1999	1,450,010	2.52	2.16

Options Granted, December 1, 1999	541,381	6.51	5.58

Options Outstanding, December 31, 1999 (none exercisable)	3,236,092	$3.19	$2.73

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      On January 1, 2000, pursuant to the 1999 stock plan, stock options were granted to purchase 1,407,575 shares of SeraNova’s common stock at an exercise price of $6.51 per share. On January 14, 2000, SeraNova granted stock options under the 1999 stock plan to purchase 260,000 shares of SeraNova’s common stock with an exercise price per share of $6.51.

      The calculation of the option grant prices of SeraNova’s common stock was as follows: SeraNova multiplied SeraNova’s revenue contribution in the most recent quarter (SeraNova’s revenue as a percentage of the total consolidated revenue for Intelligroup) to the Intelligroup’s stock price as of the valuation date. Then SeraNova applied 100% premium to the implied price to obtain fair market value of SeraNova’s common stock.

      The fair value of option grants for disclosure purposes is estimated on the date of grant using the Black-Scholes option-pricing model that uses the following assumptions: expected volatility of 82%, risk-free interest rate of 6%, dividend rate of 0% and expected lives of 10 years. The weighted-average fair value of options granted during 1999 was $2.73. Had the compensation cost for SeraNova’s stock options been determined using the Black-Scholes fair value pricing model, the net of tax impact for year ended December 31, 1999 would be as follows:

Net loss as reported	$(1,261,000)

Net loss pro forma	$(1,625,000)

Unaudited pro forma net loss per common share as reported — basic and diluted	$(0.08)

Unaudited pro forma net loss per common share as adjusted — basic and diluted	$(0.10)

      The pro forma results are not intended to be indicative of or a projection of future results.

Note 11 — Segment Information

      Historically, SeraNova has managed operations only by geographic region. The following is information by geographic area as of and for the three-month period ended June 30, 2000, for the year ended December 31, 1999, the nine-month period ended December 31, 1998 and the year ended March 31, 1998.

For the Six-Month Period
Ended June 30, 2000	United States	Asia Pacific	Europe	India	Combined Total

Revenue	$25,766	$5,138	$187	$4,928	$36,019

Depreciation & amortization	795	51	3	282	1,131

Income (loss) from operations	(4,877)	(2,725)	1,101	2,601	(6,642)

Interest income	—	3	—	2	5

Interest expense	303	9	—	34	346

Other income (expense)	(5)	(3)	—	5	(3)

Income (loss) before income taxes	(5,184)	(2,735)	(1,101)	2,034	(6,986)

Capital spending	2,501	137	78	2,554	5,270

Total assets	26,594	2,751	(117)	7,640	36,874

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

For The Year Ended December 31, 1999	United States	Asia Pacific	Europe	India	Combined Total

Revenue	$27,408	$11,324	$—	$1,063	$39,795

Depreciation & amortization	1,015	82	—	34	1,131

Income (loss) from operations	(2,734)	848	(99)	569	(1,416)

Interest income	6	24	—	—	30

Interest expense	(77)	(5)	—	—	(82)

Other income (expense)	—	(28)	—	—	(28)

Income (loss) before income taxes	(2,805)	839	(99)	569	(1,496)

Capital spending	1,012	120	—	1,043	2,175

Total assets	14,032	3,410	39	1,399	18,880

For The Nine-Month Period Ended December 31, 1998	United States	Asia Pacific	Combined Total

Revenue	$6,020	$6,418	$12,438

Depreciation & amortization	33	69	102

Income (loss) from operations	411	(496)	(85)

Interest income	—	—	—

Interest expense	—	14	14

Other income (expense)	—	(52)	(52)

Income (loss) before income taxes	411	(562)	(151)

Capital spending	594	9	603

Total assets	2,968	2,807	5,775

For The Year Ended March 31, 1998	United States	Asia Pacific	Combined Total

Revenue	$2,100	$6,895	$8,995

Depreciation & amortization	—	133	133

Income (loss) from operations	169	84	253

Interest income	—	1	1

Interest expense	—	10	10

Other income (expense)	—	22	22

Income (loss) before income taxes	170	96	266

Capital spending	—	7	7

Total assets	1,328	1,888	3,216

      Foreign revenue is based on the country in which SeraNova’s operations reside.

Note 12 — Preferred Stock

      Pursuant to SeraNova’s Certificate of Incorporation, SeraNova has the authority to issue 5,000,000 shares of undesignated preferred stock, par value $.01 per share. The preferred stock may be issued, from time to time, pursuant to a resolution by SeraNova’s Board of Directors that will set forth the voting powers and other pertinent rights of such series.

Note 13 — Subsequent Events

  Sale of common stock

      On March 14, 2000, SeraNova sold 831,470 shares of its common stock to four institutional investors for $10,000,000. SeraNova granted certain demand and piggyback registration rights to such investors.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  Sale of preferred stock and warrants

      On September 29, 2000, SeraNova sold 800 shares of 6% Series A convertible preferred stock to two institutional investors for $8,000,000. Upon conversion, the cumulative dividends will be payable at 6% per annum, in cash or shares. The convertible preferred stockholders have no voting rights, however, they are required to approve certain transactions, as defined. The convertible preferred stock can be converted into shares of the Company’s common stock at $7 per share at any time and, also is redeemable by the holders at a premium if certain triggering events, as defined, occur.

      In addition, SeraNova has granted the investors warrants to purchase 150,000 shares of SeraNova common stock. The exercise price for the warrant shares equals the lesser of $7.00 and the average price per share of SeraNova common stock for the five trading days immediately preceding the date of the exercise.

      SeraNova has the right to redeem the preferred stock at 105% of the initial investment value. In case of such redemption by SeraNova, it will grant additional warrants to the investors to purchase 160,000 shares of SeraNova common stock. The exercise price for the warrant shares will equal the lesser of $7.00 and the average price per share of SeraNova common stock for the five trading immediately preceding the date of the exercise. SeraNova also has the option to require the conversion of the convertible preferred stock into common stock if the asking price of the common stock for 10 trading days is 130% of the conversion price.

      SeraNova has agreed to register the common stock underlying the preferred stock and warrants. In addition, SeraNova has provided certain piggyback registration rights to the investors. SeraNova is subject to monetary penalties, as defined, if the underlying common stock is not registered within a defined time frame.

      A portion of the proceeds from the sale of convertible preferred stock was used to repay $3,000,000 of the Intelligroup note which partially matured on September 30, 2000.

  Borrowings

      As discussed in Note 4, note payable to Intelligroup represents a calculation of net borrowings from Intelligroup. On January 1, 2000, such borrowings were converted to amounts repayable by SeraNova to a bank under Intelligroup’s revolving credit facility agreement. Effective January 1, 2000, SeraNova became a co-borrower under Intelligroup’s revolving credit facility agreement with a bank. Intelligroup and SeraNova are jointly and severally liable under the agreement. In the event Intelligroup requests and the bank approves a change in control of the ownership of SeraNova, as contemplated by the spin off, all SeraNova’s obligations under the agreement become due and payable. Intelligroup was in technical default of one of the bank covenants as of March 31, 2000 but obtained a waiver of such default through September 2000.

      There are no aggregate outstanding advances against the revolving credit facility as of March 31, 2000. As of December 31, 1999, the aggregate outstanding advances against the revolving credit facility were $10.6 million. SeraNova’s portion of the outstanding balance as of December 31, 1999, was $8.4 million. As of March 31, 2000, a portion of the proceeds from the sale of common stock was used to pay off the outstanding balance due to the bank as of March 31, 2000.

      On May 31, 2000, SeraNova was released from all obligations under Intelligroup’s revolving credit facility agreement and entered into a $15,100,000 promissory note with Intelligroup. Such note is for services and advances previously provided by Intelligroup. The note, which is unsecured and bears interest at the prime rate plus   1/2%, partially matures with $3,000,000 due on September 30, 2000 with the balance due on July 31, 2001. The note has certain mandatory prepayment provisions based on future debt or equity financings by SeraNova, as defined.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      On June 20, 2000, SeraNova India executed an agreement with Andhra Bank for a fixed asset-based revolving term loan that will provide SeraNova India with up to INR 87.6 million (approximately USD 2 million) in financing for fixed assets purchases. The term loan is secured by substantially all fixed assets of SeraNova India; it is also co-secured by collateral properties owned by the two Directors, Raj Koneru and Nagarjun Valluripalli. Borrowings may be made under the loan for fixed assets purchases with interest at the prime rate (approximately 12% at June 30, 2000) plus 1%. The loan agreement contains customary representations, warranties, default provisions and financial covenants. As of June 30, 2000, the outstanding balance on the loan in INR 50 million (approximately USD 1.1 million).

      On June 30, 2000, SeraNova India executed an agreement with Andhra Bank for a working capital revolving credit facility that will provide SeraNova with up to INR 180 million (approximately $4 million) in financing. The credit facility is secured by substantially all accounts receivables and fixed assets of SeraNova India; it is also co-secured by collateral properties owned by two Directors, Raj Koneru and Nagarjun Valluripalli. Borrowings may be made under the loan for general corporate purposes with interest at the then current prime rate (approximately 12% at June 30, 2000) plus 1%. The credit agreement contains customary representations, warranties, default provisions and financial covenants. As of June 30, 2000, the outstanding balance on the facility is INR 11.4 million (approximately USD 256,000).

      On July 14, 2000, SeraNova executed an agreement with Fleet Credit Corporation for an asset-based revolving credit facility that will provide SeraNova with up to $15 million in financing. The credit facility is a three-year agreement secured by substantially all U.S. based assets of SeraNova. Borrowings may be made under the facility for general corporate purposes with interest at the then current prime rate plus  1/2%. The credit agreement contains customary representations, warranties, default provisions and financial covenants. The specific financial covenants to effective with the third quarter of 2000 are: (1) SeraNova must maintain a total debt to tangible net worth not to exceed a ratio of three to one, (2) any quarterly loss may not exceed the original budget amount plus 10%, (3) interest coverage ratio of not less than 1.25 to 1 and (4) principal and interest coverage of not less than 1.1 to 1. SeraNova anticipates that approximately $6.8 million will be available initially under the facility.

The Merger

      On October 27, 2000, SeraNova and Silverline Technologies Limited announced that they had entered into an agreement and plan of merger, under which Silverline would acquire SeraNova in exchange for American depositary shares of Silverline then valued at approximately $99 million, and the assumption by Silverline of SeraNova indebtedness currently in the amount of approximately $12 million. The acquisition would occur by means of a merger of a wholly-owned subsidiary of Silverline into SeraNova in which each share of SeraNova common stock would be converted into 0.35 of a Silverline American depositary share, and each share of SeraNova’s 6% series A convertible preferred stock would, at the option of the holder, either be converted into the number of Silverline ADSs the holder would have received if such preferred share had been converted into SeraNova common stock immediately before the Silverline merger, or be converted into a cash payment equal to 120% of the stated value of a preferred share, which stated value is currently $10,000. The merger is subject to regulatory approvals and approval by the shareholders of SeraNova and Silverline. Subject to such approvals, SeraNova expects that the merger will be complete sometime in the first quarter of 2001.

      Under the tax sharing agreement described in Note 4, SeraNova has indemnified Intelligroup for any tax liabilities in the event a future transaction of SeraNova results in the spin-off being deemed a taxable transaction. However, Company management has represented that the proposed merger with Silverline as described above was not contemplated at the time of the spin-off and accordingly, the spin-off should be tax free. Should the spin-off be ultimately construed to be taxable, the resultant tax liability could be up to $40.0 million.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Network Publishing, Inc.:

      We have audited the accompanying balance sheets of Network Publishing, Inc. (a Utah corporation) as of December 31, 1998 and 1997, and the related statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Network Publishing, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

Salt Lake City, Utah

December 21, 1999

NETWORK PUBLISHING, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 1998 AND 1997

ASSETS

	1998	1997

CURRENT ASSETS:

Cash	$319,282	$93,957

Accounts receivable, net of allowance for doubtful accounts of $36,000 and $44,000, respectively	781,845	656,670

Unbilled services	118,006	56,382

Prepaid expenses	47,510	9,070

Related-party note receivable	10,089	—

Income tax receivable	—	106,598

Deferred income tax asset	—	12,436

Total current assets	1,276,732	935,113

FURNITURE AND EQUIPMENT:

Computer equipment	748,467	622,520

Software	249,611	173,379

Office furniture and equipment	54,582	54,582

	1,052,660	850,481

Less accumulated depreciation	(617,930)	(359,080)

	434,730	491,401

DEFERRED INCOME TAX ASSET	3,923	—

	$1,715,385	$1,426,514

LIABILITIES AND SHAREHOLDERS’ EQUITY

	1998	1997

CURRENT LIABILITIES:

Line of credit	$—	$80,000

Current portion of long-term debt	61,887	42,652

Current portion of capital lease obligations	47,135	—

Accounts payable	57,687	88,241

Accrued payroll and related benefits	102,304	100,249

Accrued liabilities	27,078	70,604

Deferred revenue	133,633	163,047

Income taxes payable	11,979	—

Deferred income tax liability	132,363	—

Total current liabilities	574,066	544,793

LONG-TERM DEBT, net of current portion	690,464	767,958

CAPITAL LEASE OBLIGATIONS, net of current portion	47,692	—

DEFERRED INCOME TAX LIABILITY	—	15,211

COMMITMENTS AND CONTINGENCIES (Note 5)

SHAREHOLDERS’ EQUITY:

Common stock, $1 par value; 100,000 shares authorized, 40,000 shares issued	40,000	40,000

Additional paid-in capital	514,013	274,975

Treasury stock; 22,000 shares at cost	(420,577)	(420,577)

Deferred compensation	(225,338)	(25,021)

Retained earnings	495,065	229,175

Total shareholders’ equity	403,163	98,552

	$1,715,385	$1,426,514

NETWORK PUBLISHING, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

	1998	1997	1996

REVENUES	$3,947,763	$3,397,713	$2,556,607

COST OF REVENUES	1,277,263	1,057,211	719,322

Gross margin	2,670,500	2,340,502	1,837,285

OPERATING EXPENSES:

Research and development	230,120	288,319	—

Selling, general and administrative	1,920,171	2,047,078	1,433,280

Total operating expenses	2,150,291	2,335,397	1,433,280

OPERATING INCOME	520,209	5,105	404,005

INTEREST INCOME (EXPENSE):

Interest income	7,902	1,189	5,720

Interest expense	(84,281)	(64,451)	(16,207)

Interest expense, net	(76,379)	(63,262)	(10,487)

INCOME (LOSS) BEFORE (PROVISION) BENEFIT FOR INCOME TAXES	443,830	(58,157)	393,518

(PROVISION) BENEFIT FOR INCOME TAXES	(177,940)	36,773	(160,647)

NET INCOME (LOSS)	$265,890	$(21,384)	$232,871

NETWORK PUBLISHING, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

	Common Stock		Additional	Treasury Stock
			Paid-in			Deferred
	Shares	Amount	Capital	Shares	Amount	Compensation	Retained Earnings

Balance, December 31, 1995	40,000	$40,000	$254,250	—	$—	$(17,245)	$17,688

Deferred compensation related to stock option grants	—	—	8,425	—	—	(8,425)	—

Amortization of deferred compensation	—	—	—	—	—	5,183	—

Net income	—	—	—	—		—	232,871

Balance, December 31, 1996	40,000	40,000	262,675	—	—	(20,487)	250,559

Deferred compensation related to stock option grants	—	—	12,300	—	—	(12,300)	—

Amortization of deferred compensation	—	—	—	—	—	7,766	—

Purchase of treasury stock	—	—	—	22,000	(420,577)	—	—

Net loss	—	—	—	—	—	—	(21,384)

Balance, December 31, 1997	40,000	40,000	274,975	22,000	(420,577)	(25,021)	229,175

Deferred compensation related to stock option grants	—	—	239,038	—	—	(239,038)	—

Amortization of deferred compensation	—	—	—	—	—	38,721	—

Net income	—	—	—	—	—	—	265,890

Balance, December 31, 1998	40,000	$40,000	$514,013	22,000	$(420,577)	$(225,338)	$495,065

[Additional columns below]

[Continued from above table, first column(s) repeated]

Total
Shareholders’
Equity

Balance, December 31, 1995	$294,693

Deferred compensation related to stock option grants	—

Amortization of deferred compensation	5,183

Net income	232,871

Balance, December 31, 1996	532,747

Deferred compensation related to stock option grants	—

Amortization of deferred compensation	7,766

Purchase of treasury stock	(420,577)

Net loss	(21,384)

Balance, December 31, 1997	98,552

Deferred compensation related to stock option grants	—

Amortization of deferred compensation	38,721

Net income	265,890

Balance, December 31, 1998	$403,163

NETWORK PUBLISHING, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
Increase (Decrease) in Cash

	1998	1997	1996

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$265,890	$(21,384)	$232,871

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation	258,850	213,229	109,027

Deferred income taxes	125,665	(15,830)	12,185

Amortization of deferred compensation	38,721	7,766	5,183

Changes in operating assets and liabilities:

Accounts receivable, net	(125,175)	(198,505)	(319,716)

Unbilled services	(61,624)	22,557	(51,425)

Prepaid expenses	(38,440)	(7,753)	11,704

Accounts payable	(30,554)	(1,667)	65,351

Accrued payroll and related benefits	2,055	38,661	39,596

Accrued liabilities	(43,526)	71,230	(6,642)

Deferred revenue	(29,414)	123,047	38,763

Income taxes payable/receivable	118,577	(240,948)	144,251

Net cash provided by (used in) operating activities	481,025	(9,597)	281,148

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of furniture and equipment	(114,267)	(344,609)	(289,688)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net borrowings (repayments) on line of credit	(80,000)	80,000	—

Proceeds from issuance of debt	—	863,973	125,000

Principal payments on debt	(58,259)	(213,452)	(35,865)

Principal payments on capital lease obligations	(3,174)	—	—

Purchase of treasury stock	—	(420,577)	—

Net cash provided by (used in) financing activities	(141,433)	309,944	89,135

NET INCREASE (DECREASE) IN CASH	225,325	(44,262)	80,595

CASH, beginning of year	93,957	138,219	57,624

CASH, end of year	$319,282	$93,957	$138,219

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$77,902	$60,395	$16,207

Cash paid for income taxes	19,777	219,905	—

Supplemental Disclosure of Non-cash Investing and Financing Activities:

      During 1998, the Company entered into four capital lease agreements to finance the acquisition of certain computer equipment totaling $98,001.

      During 1998, the Company sold various pieces of computer equipment to Utah.com, a company owned by the three shareholders of the Company, in exchange for a note receivable from Utah.com in the amount of $10,089.

NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Nature of Operations and Summary of Significant Accounting Policies

  Nature of Operations

      Network Publishing, Inc. (the “Company”), a Utah corporation founded on February 4, 1994, provides information technology services through web-site development and hosting services based on leading technologies. The Company markets its services to a wide variety of industries in the United States. The majority of the Company’s business is with large established companies, including automobile manufacturers and technology companies.

      As discussed in Note 9, subsequent to December 31, 1998, all of the Company’s outstanding shares of common stock were acquired by Intelligroup, Inc.

  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

      The Company’s financial instruments consist primarily of cash, trade receivables, trade payables and debt instruments. The carrying amounts of these instruments reported in the accompanying balance sheets are considered to estimate their fair values due to the short-term nature of such financial instruments and the current interest rate environment.

  Concentration of Credit Risk and Significant Customers

      In the normal course of business, the Company extends credit to substantially all its customers on an unsecured basis. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables as well as historical collection information. At December 31, 1998, management believes the Company had incurred no material impairments in the carrying value of its accounts receivable, other than uncollectable amounts for which a provision has been recorded.

      One customer accounted for approximately 26, 19 and 10 percent of revenue in 1998, 1997 and 1996, respectively. Accounts receivable due from this customer were approximately 37 and 32 percent of accounts receivable as of December 31, 1998 and 1997, respectively. Another customer accounted for approximately 6, 44 and 61 percent of revenue in 1998, 1997 and 1996, respectively. Accounts receivable due from this customer were approximately 6 and 30 percent of accounts receivable as of December 31, 1998 and 1997, respectively. Two additional customers each accounted for approximately 17 percent of revenue during 1998 and 36 and 3 percent of accounts receivable as of December 31, 1998. No other customer accounted for more than 10 percent of the Company’s accounts receivable as of December 31, 1998 or 1997 or revenues for 1998, 1997 or 1996. The loss of one or more of these significant customers could have a material adverse impact on the Company’s financial position and results of operations.

  Furniture and Equipment

      Furniture and equipment are stated at cost, less accumulated depreciation. Computer equipment, software and furniture and fixtures are depreciated using the straight-line method over the estimated useful life of the asset, which is typically three to seven years.

NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. On retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

  Impairment of Long-Lived Assets

      The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the book value of an asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The Company uses an estimate of future undiscounted net cash flows of the related asset or group of assets over the remaining life in measuring whether the assets are recoverable. As of December 31, 1998, the Company does not consider any of its long-lived assets to be impaired.

  Revenue Recognition

      The Company generates revenue from professional services rendered. Revenue is recognized as services are performed with the corresponding cost of providing those services reflected as cost of sales. A majority of the customers are billed on a time and materials basis. Billings to customers for out-of-pocket expenses are recorded as a reduction of expenses incurred. Unbilled services of $118,006 and $56,382 at December 31, 1998 and 1997, respectively, represent services provided prior to year-end which were billed subsequent to year-end. Revenue from advance billings is deferred until the services are provided and amounted to $133,633 and $163,047 as of December 31, 1998 and 1997, respectively.

  Research and Development

      Research and development costs are expensed as incurred and amounted to $230,120 and $288,319 during the years ended December 31, 1998 and 1997, respectively. No research and development costs were incurred during the year ended December 31, 1996.

  Income Taxes

      The Company recognizes an asset or liability for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using currently enacted tax rates.

Note 2 — Line of Credit

      The Company has entered into a line of credit agreement with a bank, which provided for maximum borrowings of $300,000 as of December 31, 1998. Borrowings under the agreement were secured by the accounts receivable of the Company, were guaranteed by the Company’s three shareholders and bore interest at the bank’s prime rate (7.75 percent at December 31, 1998) plus three percent. As of December 31, 1998 and December 31, 1997, the Company had outstanding borrowings of $0 and $80,000, respectively. The line of credit matured on April 5, 1999.

      Under the terms of the agreement, the Company was required to comply with certain restrictive covenants, including a minimum earnings ratio and a minimum debt to net worth requirement. As of December 31, 1998, the Company was in compliance with these covenants.

NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 3 — Long-Term Debt

      As of December 31, 1996, long-term debt consisted of two notes payable to a bank. In April 1997, the Company paid the outstanding balance on these two notes with proceeds from a new note obtained from the same bank. Principal and interest are payable in monthly installments through April 2007. The note bears interest at the bank’s prime rate (7.75 percent at December 31, 1998) plus two percent. The note is secured by furniture and equipment, and is guaranteed by the Company’s three shareholders.

      The aggregate amount of principal maturities of long-term debt as of December 31, 1998 were as follows:

Year Ending December 31,

1999	$61,877

2000	65,585

2001	72,842

2002	80,669

2003	89,337

Thereafter	382,031

$752,351

Note 4 — Income Taxes

      The components of the income tax provision (benefit) for the years ended December 31, 1998, 1997 and 1996 are as follows:

	1998	1997	1996

Current:

Federal	$45,268	$(18,136)	$128,561

State	7,007	(2,807)	19,901

	52,275	(20,943)	148,462

Deferred:

Federal	118,995	(16,480)	11,575

State	6,670	650	610

	125,665	(15,830)	12,185

	$177,940	$(36,773)	$160,647

      The reconciliation of the total provision (benefit) for income taxes with amounts determined by applying the statutory U. S. federal income tax rate to income (loss) before income tax provision (benefit) for the years ended December 31, 1998, 1997 and 1996 is as follows:

	1998	1997	1996

Federal income tax at statutory rate	$150,902	$(19,773)	$133,796

State income tax, net of federal income tax impact	14,646	(1,919)	12,986

Non-deductible compensation expense related to stock option grants	14,443	2,897	1,933

Research and development income tax credits	(14,429)	(18,078)	—

Other	12,378	100	11,932

	$177,940	$(36,773)	$160,647

NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

	1998	1997

Deferred income tax assets:

Depreciation	$3,923	$—

Research and development income tax credits	36,565	28,830

	40,488	28,830

Deferred income tax liabilities:

Accrual to cash basis conversion	(168,928)	(16,394)

Depreciation	—	(15,211)

	(168,928)	(31,605)

Net deferred income tax liability	$(128,440)	$(2,775)

      As of December 31, 1998, the Company has research and development income tax credit carryforwards of $36,565 for which there is no expiration date.

Note 5 — Commitments and Contingencies

  Leases

      The Company leases its facilities and vehicles under operating leases and certain computer equipment under capital leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1998. Future minimum aggregate annual lease payments are as follows:

	Capital Lease	Operating Lease
Year ending December 31,	Obligations	Obligations

1999	$53,653	$122,177

2000	49,181	19,575

2001	677	—

	103,511	$141,752

Less interest	(8,684)

	94,827

Less current portion	(47,135)

	$47,692

      The Company has certain computer equipment under capital lease obligations. These assets had a gross book value of $98,001 and a net book value of $89,963 as of December 31, 1998.

      Rent expense related to the operating leases was $129,634, $115,308 and $50,376 for the years ended December 31, 1998, 1997 and 1996, respectively.

  Legal

      The Company is engaged in legal and administrative proceedings arising in the ordinary course of business. Management believes the outcome of these proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 6 — Shareholders’ Equity

  Treasury Stock

      In April 1997, the Company’s Board of Directors approved the repurchase of 22,000 shares of common stock for $420,577 from the Company’s majority shareholder. The Company repurchased these shares for cash on April 24, 1997.

  Stock Options

      On July 1, 1995, the Company adopted the 1995 Stock Option Plan (the “Plan”) to provide incentives to eligible employees and officers. Under the Plan, the Board of Directors is authorized to grant 3,200 options to purchase shares of common stock to eligible participants. The Board of Directors is also authorized to specify the terms and conditions of each option granted, including the number of shares, the exercise price, vesting provisions, and the option term.

      A summary of option activity under the 1995 Stock Option Plan for the years ended December 31, 1998, 1997 and 1996 is presented below:

Options

Balance, December 31, 1995	1,400

Granted	500

Balance, December 31, 1996	1,900

Granted	200

Balance, December 31, 1997	2,100

Granted	1,150

Canceled	(50)

Balance December 31, 1998.	3,200

      All of the options granted by the Company have an exercise price of $1 and a term of 7 years from the date of grant. The outstanding options as of December 31, 1998 have a weighted average remaining contractual life of 4.9 years and 1,350 of these options are exercisable. The weighted average fair value of options granted during 1998, 1997 and 1996 was $208.09, $61.78 and $17.07, respectively.

      The Company accounts for its stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 (“APB No. 25”) and related interpretations. Under APB No. 25, compensation expense is recognized if an option’s exercise price is below the intrinsic fair value of the Company’s common stock at the date of grant. During 1998, 1997 and 1996, the Company granted options at prices less than the estimated intrinsic fair value of the Company’s common stock at the date of grant and accordingly recorded deferred compensation of $239,038, $12,300 and $8,425, respectively. The Company amortizes the deferred compensation related to these option issuances over the vesting term of the related options and accordingly, recorded compensation expense of $38,721, $7,766 and $5,183 during the years ended December 31, 1998, 1997 and 1996, respectively.

      Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” requires pro forma information regarding net income (loss) as if the Company had accounted for its stock options granted subsequent to January 1, 1996 under the fair value method. The fair market value of the stock options is estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for grants during the years ended December 31, 1998, 1997 and 1996: risk-free interest rates of 5.33 percent, 6.23 percent and 6.13 percent, respectively; expected dividend yield of zero percent; and expected exercise lives of 4 years for all periods. For purposes

NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

of the pro forma disclosures, the estimated fair market value of the stock options is amortized over the vesting periods of the respective stock options. Following are the pro forma disclosures and the related impact on net income (loss) for the years ended December 31, 1998, 1997 and 1996:

	1998	1997	1996

Net income (loss) as reported	$265,890	$(21,384)	$232,871

Net income (loss) pro forma	265,670	(21,428)	232,756

Note 7 — Segment Information

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information”. This statement requires disclosures related to components of a company for which separate financial information is available and evaluated regularly by the company’s chief operating decision makers in deciding how to allocate resources and in assessing performance. Management believes that the Company has only one operating segment because the Company’s core business operations consist only of information technology services. All of the Company’s revenues for the years ended December 31, 1998, 1997 and 1996 were sourced from the United States.

Note 8 — Employee Benefit Plans

      The Company offers its employees participation in a qualified 401(k) profit-sharing plan which requires the Company to match employee contributions up to predetermined limits for qualified employees as defined by the plan. For the years ended December 31, 1998, 1997 and 1996, the Company contributed $24,025, $20,451 and $7,383 to the plan, respectively.

Note 9 — Subsequent Event

      On January 8, 1999, all outstanding shares of the Company’s common stock and vested stock options to purchase the Company’s common stock were purchased by Intelligroup, Inc. for a purchase price of approximately $4.5 million, consisting of cash and Intelligroup, Inc. common stock.

PART II

Item 13.  Other Expenses of Issuance and Distribution

      The following table sets forth the estimated costs and expenses payable in connection with the securities being registered.

Item	Amount

Securities and Exchange Commission Registration fee	$4,122

Printing and engraving expenses	30,000

Legal fees and expenses	135,000

Accounting fees and expenses	65,000

Miscellaneous	10,878

Total	$245,000

SeraNova is paying all of the costs and expenses in connection with the securities being offered.

Item 14.  Indemnification of Directors and Officers

      Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with any proceeding involving such persons by reason of his serving or having served in such capacities or for each such person’s acts taken in his capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

      Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve a knowing violation of law, (iii) as to directors only, under Section 14A:6-12(1) of the New Jersey Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

      The registrant’s Certificate of Incorporation limits the liability of its directors and officers as authorized by Section 14A:2-7(3).

      Article XI of the registrant’s By-laws specifies that the registrant shall indemnify its directors, officers, employees and agents to the extent such parties are a party to any action because he was a director, officer, employee or agent of the Company. This provision of the By-laws is deemed to be a contract between the registrant and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect, and any repeal or modification of Article XI of the By-laws shall not adversely affect any right or protection under Article XI of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of capital stock of the Company is required to adopt, amend or repeal such provisions of the By-laws.

      We intend to enter into indemnification agreements with each of our officers and directors pursuant to which we will agree to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director or officer of SeraNova.

      At present, there is no pending litigation or proceeding involving a director or officer of SeraNova as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Item 15.  Recent Sales of Unregistered Securities

      Since September 9, 1999, SeraNova has issued unregistered securities in the transactions described below. Securities issued in such transactions were offered in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, relating to sales by an issuer not involving any public offering, or under Rule 701 under the Securities Act of 1933 as transactions made pursuant to a written compensatory plan or pursuant to a written contract relating to compensation. The transactions were effected without the use of an underwriter and the certificates evidencing the shares bear a restrictive legend permitting the transfer thereof only upon registration of the shares or an exemption under the Securities Act of 1933. All recipients had adequate access to information about SeraNova.

(i) On September 9, 1999, Intelligroup, Inc. formed Infinient, Inc. and was issued 100 shares of its common stock in connection therewith. On December 6, 1999, Infinient changed its name to SeraNova, Inc. On January 1, 2000, SeraNova, in connection with the transfer by Intelligroup of its Internet solutions business to SeraNova, issued 900 shares of its common stock to Intelligroup. The 1,000 shares currently held by Intelligroup equate to 16,629,413 shares after giving effect to the May 12, 2000 stock split.

(ii) Since September 9, 1999, SeraNova has granted stock options to purchase an aggregate of 3,236,092 shares of its common stock outside of any stock option plan at a weighted average exercise price of $3.19 per share.

(iii) Since September 9, 1999, SeraNova has granted stock options to purchase an aggregate of 1,667,575 shares of its common stock under the 1999 Stock Plan at a weighted average exercise price of $6.51 per share.

(iv) On March 15, 2000, SeraNova issued an aggregate of 50 shares of common stock to five accredited institutional investors for an aggregate purchase price of $10,000,000. The 50 shares equate to 831,470 shares after giving effect to the May 12, 2000 stock split. The accredited investors include Evansville Limited, Ampal-American Israel Corporation, NSA Investments LLC, SSB Investments Ltd. and Strong River Investments, Inc.

(v) On September 29, 2000, SeraNova issued an aggregate of 800 shares of its 6% series A convertible preferred stock and warrants to purchase 310,000 shares of SeraNova common stock to two institutional investors for an aggregate purchase price of $8,000,000. The institutional investors were Strong River Investments, Inc. and Montrose Investments Ltd.

Item 16.  Exhibits and Financial Statement Schedules

(a)  Exhibits

*2.1	Distribution Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
2.2	Agreement and Plan of Merger dated as of October 27, 2000, among Silverline Technologies Limited, Silverline Acquisition Corp., Silverline Technologies, Inc. and the Registrant. Not included in this exhibit are certain schedules to the representations and warranties of the Registrant in Article III of the Agreement, and to the representations and warranties of Silverline Technologies Limited and Silverline Acquisition Corp. in Article IV of the Agreement, the Registrant undertakes to furnish these schedules supplementally to the Commission upon its request.
*3.1A	Certificate of Incorporation of SeraNova, Inc.
3.1B	Certificate of Designation constituting part of the Certificate of Incorporation of SeraNova, Inc., providing for its 6% series A convertible preferred stock.
*3.2	By-Laws of SeraNova, Inc.
5	Opinion of Carter, Ledyard & Milburn.
*10.1	Contribution Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
*10.2	Services Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
*10.3	Space Sharing Agreement by and among Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
*10.4	Tax Sharing Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
*10.5	Form of Indemnification Agreement by and between SeraNova, Inc. and each of its directors and executive officers.
*10.6	Employment Agreement by and between SeraNova, Inc. and Rajkumar Koneru dated as of September 9, 1999.
*10.7	Employment Agreement by and between SeraNova, Inc. and Ravi Singh dated as of September 9, 1999.
*10.8	Employment Agreement by and between SeraNova, Inc. and Rajan Nair dated as of October 1, 1999.
*10.9	Master Consulting Services Agreement by and between SeraNova, Inc. and Mueller/ Shields dated as of December 21, 1999.
*10.10	1999 Stock Plan.
*10.11	Registration Rights Agreement by and between SeraNova, Inc. and Evansville, Ltd. dated as of March 14, 2000.
*10.12	Registration Rights Agreement by and between SeraNova, Inc. and Ampal — American Israel Corporation, dated as of March 14, 2000.
*10.13	Registration Rights Agreement by and between SeraNova, Inc. and NSA Investments, Inc. dated as of March 14, 2000.
*10.14	Registration Rights Agreement by and between SeraNova, Inc. and SSB, Ltd. dated as of March 14, 2000.
*10.15	Common Stock Purchase Option Agreement by and between SeraNova, Inc. and Global Emerging Markets North America, Inc. dated March 15, 2000.
*10.16	Amended and Restated Promissory Note issued by SeraNova, Inc. to Intelligroup, Inc. dated as of May 31, 2000.

*	Filed as an exhibit to SeraNova’s Registration Statement on Form S-1, Registration No. 333-34964, and incorporated herein by reference.

*10.17	Amendment No. 1 to Services Agreement by and between SeraNova, Inc. and Intelligroup, Inc. dated as of June 14, 2000.
10.18	Convertible Preferred Stock Purchase Agreement dated as of September 26, 2000, among SeraNova, Inc., Strong River Investments, Inc., and Montrose Investments Ltd.
10.19	Agreement and Waiver with Respect to Amended and Restated Promissory Note (Exhibit 10.16) entered into as of September 29, 2000, by the Registrant and Intelligroup, Inc.
*21.1	Subsidiaries of the Registrant.
23.1	Consent of Arthur Andersen LLP with respect to SeraNova, Inc.
23.2	Consent of Arthur Andersen LLP with respect to Network Publishing, Inc.
23.3	Consent of Carter, Ledyard & Milburn (contained in the opinion filed as Exhibit 5 to this Registration Statement).
24	Powers of Attorney of certain officers and directors of SeraNova, Inc. (contained on the signature page of this Registration Statement).

*	Filed as an exhibit to SeraNova’s Registration Statement on Form S-1, Registration No. 333-34964, and incorporated herein by reference.

(b)	Financial Statement Schedules

None required.

Item 17.  Undertakings

      (1)  The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. (Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume represents no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.); and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this Registration Statement;

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (2)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey, on the 9th day of November, 2000.

SERANOVA, INC.

By: /s/ RAJKUMAR KONERU

Rajkumar Koneru
Chairman, President and
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rajkumar Koneru and Ravi Singh, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on November 9, 2000 by the following persons in the capacities indicated:

Signature	Title

/s/ RAJKUMAR KONERU Rajkumar Koneru	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ RAVI SINGH Ravi Singh	Chief Financial Officer and Director (Principal Financial and Accounting Officer)
/s/ NAGARJUN VALLURIPALLI Nagarjun Valluripalli	Director
/s/ JAMES E. ABBOTT James E. Abbott	Director

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit

*2.1	Distribution Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
2.2	Agreement and Plan of Merger dated as of October 27, 2000, among Silverline Technologies Limited, Silverline Acquisition Corp., Silverline Technologies, Inc. and the Registrant. Not included in this exhibit are certain schedules to the representations and warranties of the Registrant in Article III of the Agreement, and to the representations and warranties of Silverline Technologies Limited and Silverline Acquisition Corp. in Article IV of the Agreement. The Registrant undertakes to furnish these schedules supplementally to the Commission upon its request.
*3.1A	Certificate of Incorporation of SeraNova, Inc.
3.1B	Certificate of Designation constituting part of the Certificate of Incorporation of SeraNova, Inc., providing for its 6% series A convertible preferred stock.
*3.2	By-Laws of SeraNova, Inc.
5	Opinion of Carter, Ledyard & Milburn.
*10.1	Contribution Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
*10.2	Services Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
*10.3	Space Sharing Agreement by and among Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
*10.4	Tax Sharing Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000.
*10.5	Form of Indemnification Agreement by and between SeraNova, Inc. and each of its directors and executive officers.
*10.6	Employment Agreement by and between SeraNova, Inc. and Rajkumar Koneru dated as of September 9, 1999.
*10.7	Employment Agreement by and between SeraNova, Inc. and Ravi Singh dated as of September 9, 1999.
*10.8	Employment Agreement by and between SeraNova, Inc. and Rajan Nair dated as of October 1, 1999.
*10.9	Master Consulting Services Agreement by and between SeraNova, Inc. and Mueller/ Shields dated as of December 21, 1999.
*10.10	1999 Stock Plan.
*10.11	Registration Rights Agreement by and between SeraNova, Inc. and Evansville, Ltd. dated as of March 14, 2000.
*10.12	Registration Rights Agreement by and between SeraNova, Inc. and Ampal — American Israel Corporation, dated as of March 14, 2000.
*10.13	Registration Rights Agreement by and between SeraNova, Inc. and NSA Investments, Inc. dated as of March 14, 2000.

* Filed as an exhibit to SeraNova’s Registration Statement on Form S-1, Registration No. 333-34964, and incorporated herein by reference.

Exhibit
No.	Description of Exhibit

*10.14	Registration Rights Agreement by and between SeraNova, Inc. and SSB, Ltd. dated as of March 14, 2000.
*10.15	Common Stock Purchase Option Agreement by and between SeraNova, Inc. and Global Emerging Markets North America, Inc. dated March 15, 2000.
*10.16	Amended and Restated Promissory Note issued by SeraNova, Inc. to Intelligroup, Inc. dated as of May 31, 2000.
*10.17	Amendment No. 1 to Services Agreement by and between SeraNova, Inc. and Intelligroup, Inc. dated as of June 14, 2000.

10.18	Convertible Preferred Stock Purchase Agreement dated as of September 26, 2000, among SeraNova, Inc., Strong River Investments, Inc., and Montrose Investments Ltd.
10.19	Agreement and Waiver with Respect to Amended and Restated Promissory Note (Exhibit 10.16) entered into as of September 29, 2000, by the Registrant and Intelligroup, Inc.

*21.1	Subsidiaries of the Registrant.

23.1	Consent of Arthur Andersen LLP with respect to SeraNova, Inc.

23.2	Consent of Arthur Andersen LLP with respect to Network Publishing, Inc.

23.3	Consent of Carter, Ledyard & Milburn (contained in the opinion filed as Exhibit 5 to this Registration Statement).

24	Powers of Attorney of certain officers and directors of SeraNova, Inc. (contained on the signature page of this Registration Statement).

*	Filed as an exhibit to SeraNova’s Registration Statement on Form S-1, Registration No. 333-34964, and incorporated herein by reference.